As filed with the Securities and Exchange Commission on June 18, 2007.

Registration No. 333 -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MAP PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-0507047
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

(650) 386-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Nelson

President and Chief Executive Officer

MAP Pharmaceuticals, Inc.

2400 Bayshore Parkway, Suite 200

Mountain View, CA 94043

(650) 386-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick A. Pohlen Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Mark B. Weeks Nora L. Gibson Lora D. Blum Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 Telephone: (650) 324-7000 Facsimile: (650) 324-0638

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$86,250,000	$2,648

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

P R O S P E C T U S (Subject to Completion)

Issued                     , 2007

                     Shares

Common Stock

We are offering                  shares of our common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “MAPP.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before Expenses, to MAP Pharmaceuticals	$	$

We have granted the underwriters the right to purchase up to an additional                  shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2007.

Merrill Lynch & Co.	Morgan Stanley

Deutsche Bank Securities

                        , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                      , 2007 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

MAP PHARMACEUTICALS, INC.

Overview

We use our proprietary inhalation technologies to enhance the therapeutic benefits and commercial attractiveness of proven drugs while minimizing risk by capitalizing on their known safety, efficacy and commercialization history. We have several proprietary product candidates in clinical development which address large market opportunities, including our two most advanced product candidates, Unit Dose Budesonide, or UDB, for pediatric asthma and MAP0004 for migraine. We have announced positive results from Phase 2 clinical studies of UDB and MAP0004, and anticipate initiating Phase 3 clinical programs for both product candidates in early 2008. We hold worldwide commercialization rights for each of our product candidates, and intend to market UDB and MAP0004 in the United States through our own focused sales force targeting pediatricians and neurologists.

Our technologies enable us to develop proprietary drug candidates for delivery via the respiratory tract to more effectively treat both local respiratory and systemically treatable diseases. We develop inhalable drug particles with the specific physical and chemical characteristics to facilitate efficient pulmonary delivery. We believe this will result in medicines that are most appropriate for the intended indication. We believe that our product candidates offer several benefits to patients compared to alternative therapies, including: quicker symptom relief, longer lasting therapeutic benefit at lower doses, shorter administration time, enhanced safety profile and convenient, non-invasive delivery.

Our Product Candidates

The following are our two most advanced product candidates:

•

Unit Dose Budesonide is our proprietary nebulized version of budesonide intended to treat pediatric asthma in children from six months to eight years of age. UDB is designed to be administered more quickly and to provide efficacy at lower doses than conventional nebulized budesonide, which is the current leading treatment for pediatric asthma. Conventional nebulized budesonide is the only inhaled corticosteroid that is approved by the U.S. Food and Drug Administration, or the FDA, for treating asthma in children under the age of four in the United States. In 2006, sales of conventional nebulized budesonide generated revenues of approximately $700 million in the United States and approximately $900 million worldwide, according to data published by IMS Health. Our UDB has been designed to achieve a particle size smaller than previously possible with budesonide. We believe this smaller particle size allows for faster delivery and efficacy at a lower dose, which together may offer improved safety, compliance and convenience. We announced positive results from a Phase 2 clinical study for UDB in February 2007. Our study showed that our low dose of UDB reduced the symptoms of asthma at a dose approximately half that of the lowest dose of conventional nebulized budesonide. Importantly, complete nebulization of an effective dose of UDB using a standard nebulizer occurred in three to five minutes. Published nebulization time for conventional nebulized budesonide in clinical use is five to ten minutes. We anticipate initiating a Phase 3 clinical program for UDB in early 2008.

•	MAP0004 is our proprietary inhaled version of dihydroergotamine, or DHE, intended to treat migraine. Our Phase 2 studies showed that MAP0004 provided pain relief within ten minutes of dosing, and this relief lasted at least 24 hours. Based on these results, we believe MAP0004 has the potential to be suitable as a first-line therapy for some migraine patients. Historically, estimated onset of significant pain relief with oral triptans, the class of drugs most often prescribed for treating migraine, occurs between 45 and 90 minutes after dosing. Migraine is a syndrome characterized by four symptoms: pain, nausea, phonophobia, or abnormal sensitivity to sound, and photophobia, or abnormal sensitivity to light. In 2006, triptans generated revenues of approximately $2.1 billion in the United States, according to data published by IMS Health. MAP0004 is an easy to use, non-invasive, at-home therapy which patients self-administer using our proprietary hand-held Tempo inhaler. DHE is available as an intravenous therapy which has been used in clinical settings for over 50 years for the safe and effective treatment of migraine, particularly forms of migraine that are severe or do not respond to triptans or other therapies. MAP0004 has been shown to retain the rapid onset and long-lasting effectiveness of intravenous DHE while avoiding the nausea that intravenous administration can cause. We announced positive results from our Phase 2 clinical studies for MAP0004 in March 2007. We anticipate initiating a Phase 3 clinical program in early 2008.

Our product portfolio also includes the two earlier stage product candidates listed below, both of which highlight the broad applicability of our proprietary technologies to a diverse range of potential future products. We plan to evaluate partnership opportunities for further development and commercialization of these two product candidates.

•

MAP0005 is our proprietary combination of an inhaled corticosteroid and a long-acting beta-agonist, or LABA, for the treatment of asthma and chronic obstructive pulmonary disease, or COPD. This product candidate demonstrates our ability to apply our proprietary technology to combine two drugs within a single particle, in this case a corticosteroid with a LABA, in a prespecified ratio and deliver it to the respiratory tract using our proprietary Tempo inhaler. We anticipate initiating a Phase 2a clinical trial with MAP0005 for the treatment of asthma and COPD in 2007.

•

MAP0001 is our proprietary formulation of insulin for the treatment of Type 1 and Type 2 diabetes via pulmonary delivery using our Tempo inhaler. This product candidate demonstrates our ability to apply our proprietary technology to deliver biologically-active proteins and peptides to the lung. We believe our proprietary formulation coupled with our Tempo inhaler may overcome many of the issues currently associated with inhalable insulin. In a Phase 1a clinical study, MAP0001 was biologically active and achieved maximum therapeutic blood levels as quickly as Novorapid subcutaneous injection, a widely used injectable insulin.

Our Technology

Our proprietary aerosol delivery and pharmacological profiling technology combines our knowledge of aerosol science and medicine, and enables us to create inhaled drug products with potentially enhanced pharmacological profiles relative to the parent drugs, thereby improving their relative efficacy and safety. Starting with bulk drug substance, we develop particles with physical and chemical characteristics that are well suited for the aerosol delivery of the product candidate. The particle engineering allows more of our drug to reach the areas of the respiratory tract to treat disease and reduces the amount of drug that is deposited in the back of the throat where it can cause local and systemic side effects. We then formulate the drug particles into a delivery medium and package them into the aerosol delivery system that is best suited for the formulation and dosing regimen to maximize patient compliance. We believe the convenience, consistency and efficiency of inhaled administration in combination with the characteristics of our product candidates will offer meaningful therapeutic benefits when compared to existing drugs, increasing the probability of the successful adoption of our product candidates.

Our technologies include particle creation and formulation technologies, which can be applied to small or large molecules, including peptides and proteins. Our technologies also include the development, engineering and manufacturing of aerosol delivery devices, including our Tempo inhaler. Tempo is a proprietary, next generation pressurized metered dose inhaler, or MDI. It dispenses drug automatically when the patient inhales and we believe it is more consistent and efficient than other inhalers. Our technologies are covered by over 20 issued U.S. patents and over 25 U.S. patent applications that we own or have licensed, as well as their foreign counterparts.

Our Development and Commercialization Strategy

We intend to advance and expand our product pipeline in our target commercial areas. We expect to focus on products with established safety and efficacy records, but whose market potential has been limited by safety concerns, relative efficacy and patient compliance. For products with active ingredients that have been previously approved by the FDA, including the four product candidates described above, we may rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and efficacy of these active ingredients in order to expedite the development program for our product candidates and to potentially decrease the overall scope of work we must do ourselves.

We intend to commercialize our products by building and operating our own sales force as well as establishing partnerships when appropriate. Within the United States, we intend to build a focused sales force to market and sell UDB to pediatricians and MAP0004 to neurologists and headache specialists. In order to expand the commercial opportunity of MAP0004, we may establish partnerships with pharmaceutical companies to market and sell to primary care physicians. Outside the United States, we may establish commercial partnerships for all of our product candidates in order to accelerate development and regulatory approvals in those countries and further broaden their commercial potential.

Our Risks

In executing our business strategy, we face significant risks and uncertainties, as more fully described in the section entitled “Risk Factors.” These risks include, among others, the incurrence of substantial and increasing net losses for the foreseeable future because we have no products approved for commercial sale and we have not generated any product revenue to date, and the need to obtain substantial additional funding for our clinical programs. In addition, to receive regulatory approval for the commercial sale of UDB, MAP0004 or any other product candidates, we must conduct adequate and well-controlled clinical trials to demonstrate safety and efficacy in humans. We expect to initiate Phase 3 clinical programs for UDB and MAP0004 in early 2008, subject to ongoing discussions with the FDA. If clinical trials of our UDB or MAP0004 product candidates or future product candidates do not produce results necessary to support regulatory approval, we will be unable to commercialize these products.

Company Information

We were formed as a limited liability company in July 2003. We subsequently converted into a Delaware corporation in December 2003. Our principal executive offices are located at 2400 Bayshore Parkway, Suite 200, Mountain View, CA 94043, and our telephone number is (650) 386-3100. Our website address is www.mappharma.com. The information on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “MAP,” “we,” “us” and “our” refer to MAP Pharmaceuticals, Inc.

TEMPO™ is our trademark. This prospectus also contains trademarks and tradenames of other companies.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

The principal purposes for this offering are to fund our development activities, including clinical trials for our internal development programs primarily related to our most advanced product candidates UDB and MAP0004, to increase our working capital and funding for general corporate purposes. We may spend a portion of the net proceeds on sales and marketing activities, general and administrative matters and capital expenditures. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	MAPP

The number of shares of common stock to be outstanding after this offering is based on 23,837,473 shares outstanding as of May 31, 2007 and excludes:

•	4,521,877 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2007 at a weighted average exercise price of $1.38 per share;

•	130,967 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2007 at an exercise price of $4.20 per share; and

•	shares of common stock reserved for issuance under our benefit plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into 22,363,709 shares of common stock;

•	the issuance of shares of common stock to our preferred stockholders upon the completion of this offering as a cumulative dividend, pursuant to the terms of our certificate of incorporation;

•	no exercise of the underwriters’ over-allotment option;

•	a -for- stock split of our common stock and preferred stock effected in , 2007; and

•	the filing of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary consolidated financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We were incorporated in July 2003 and no expenses were incurred until 2004. We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2006 and 2007 and the balance sheet data as of March 31, 2007 is derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses
Research and development	$6,506	$12,285	$22,268	$4,410	$4,517
Sales and marketing	214	252	218	46	384
General and administrative	2,359	4,125	3,910	900	1,365

Total operating expenses	9,079	16,662	26,396	5,356	6,266

Loss from operations	(9,079)	(16,662)	(26,396)	(5,356)	(6,266)
Interest income	118	348	905	244	243
Interest expense	—	—	(235)	—	(342)
Other income (expense)	130	65	(83)	(22)	(294)

Net loss	$(8,831)	$(16,249)	$(25,809)	$(5,134)	$(6,659)

Net loss attributed to common stockholders	$(9,850)	$(18,850)	$(30,538)	$(6,219)	$(8,043)

Net loss per share — basic and diluted(1)	$(9.07)	$(16.24)	$(24.36)	$(5.10)	$(6.09)

Weighted average shares outstanding used in calculating net loss per share — basic and diluted(1)	1,086	1,161	1,254	1,218	1,322
Pro forma net loss per share — basic and diluted(1)
Pro forma weighted average shares outstanding used in calculating net loss per share — basic and diluted(1)

(1)	Please see Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of March 31, 2007
	Actual	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$62,121
Working capital	56,327
Total assets	66,080
Long-term debt, net of current portion	9,088
Deficit accumulated during development stage	(66,477)
Total stockholders’ equity (deficit)	(66,461)

The pro forma as adjusted balance sheet data reflects the (i) conversion of all of our outstanding shares of preferred stock into 22,363,709 shares of common stock, (ii) reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon the completion of this offering, (iii) issuance of              shares of common stock to our preferred stock holders upon the completion of this offering in connection with the payment of the cumulative dividend pursuant to the terms of our certificate of incorporation and (iv) sale of              shares of common stock in this offering at the initial public offering price of $          per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Financial Position and Need for Additional Capital

We have a history of net losses. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. As a result, we expect to continue to incur substantial and increasing net losses for the foreseeable future, and we may never achieve or maintain profitability.

We are not profitable and do not expect to be profitable in the foreseeable future. We have incurred significant net losses in each year since our inception, including net losses of approximately $8.8 million, $16.2 million and $25.8 million for the years ended December 31, 2004, 2005 and 2006, respectively. As of March 31, 2007, we had a deficit accumulated during development stage of approximately $66.5 million. We have devoted most of our financial resources to research and development, including our pre-clinical development activities and clinical trials. We have not completed development of any product candidate and have therefore not generated any product revenues. In that regard, we expect our expenses to increase as we initiate our Phase 3 clinical programs for our two most advanced product candidates. In addition, if we are required by the U.S. Food and Drug Administration, or the FDA, to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. We also expect an increase in our expenses associated with our manufacturing work, with preparing for commercialization and with creating additional infrastructure to support operations as a public company. As a result, we expect to incur substantial and increasing net losses and negative cash flow for the foreseeable future. These losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity (deficit) and working capital.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we are required by the FDA to perform studies in addition to those that we currently anticipate. Currently, we have no products approved for commercial sale, and to date we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities and debt financings. The size of our future net losses will depend, in part, on the rate of growth of our expenses and the rate of growth, if any, of our revenues. Revenues from potential strategic partnerships are uncertain because we may not enter into any strategic partnerships. If we are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives marketing approval is insufficient, we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We have a limited operating history, and we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operations to date have been primarily limited to organizing and staffing our company, developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our product candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history. Specifically, our financial condition and operating results have varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	our ability to obtain additional funding to develop our product candidates;

•	the need to obtain regulatory approval of our two most advanced product candidates, Unit Dose Budesonide, or UDB, for pediatric asthma, and MAP0004 for migraine;

•	delays in the commencement, enrollment, and the timing of, clinical testing;

•	the success of our clinical trials through all phases of clinical development;

•	the success of clinical trials of our UDB and MAP0004 product candidates or future product candidates;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	our ability to receive regulatory approval or commercialize our products;

•	potential side effects of our future products that could delay or prevent commercialization or cause an approved drug to be taken off the market;

•	regulatory difficulties relating to products that have already received regulatory approval;

•	market acceptance of our product candidates;

•	our ability to establish an effective sales and marketing infrastructure;

•	competition from existing products or new products that may emerge;

•	the impact of competition in the pediatric asthma market on our ability to commercialize UDB;

•	the impact of competition in the migraine market on the commercialization of MAP0004;

•	guidelines and recommendations of therapies published by various organizations;

•	the ability of patients to obtain coverage of or sufficient reimbursement for our products;

•	potential product liability claims;

•	potential liabilities associated with hazardous materials;

•	our ability to maintain adequate insurance policies;

•	our dependency on third-party manufacturers to supply or manufacture our products;

•	our ability to establish marketing collaborations;

•	our ability to establish or maintain development collaborations;

•	our ability and third parties’ abilities to protect intellectual property rights;

•	costs related to and outcomes of potential intellectual property litigation;

•	compliance with obligations under intellectual property licenses with third parties;

•	our ability to adequately support future growth;

•	our ability to attract and retain key personnel to manage our business effectively; and

•	the level of experience in running a public company of our senior management who are new to their current roles.

Due to the various factors mentioned above, and others, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

We will need substantial additional funding, and if we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs.

Developing biopharmaceutical products, including conducting pre-clinical studies and clinical trials and establishing manufacturing capabilities, is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we initiate our Phase 3 clinical programs of our two most advanced product candidates. In addition, our expenses could increase beyond expectations if the FDA requires that we perform additional studies to those that we currently anticipate, and the timing of any potential product approval may be delayed. We currently have no commitments or arrangements for any additional financing to fund the research and development of our product candidates. We believe that the net proceeds from this offering, existing cash, cash equivalents and short-term investments will be sufficient to fund our projected operating requirements for at least 12 months. However, we will need to raise substantial additional capital in the future in order to complete the development and commercialization of UDB and MAP0004 following the submission of the new drug applications, or NDAs, and to fund the development and commercialization of our other product candidates.

Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the costs and timing of regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the terms and timing of any collaboration, licensing or other arrangements that we may establish;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities; and

•	the costs of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval.

Risks Relating to the Development, Regulatory Approval and

Commercialization of Our Product Candidates

We are largely dependent on the success of our two most advanced product candidates, UDB and MAP0004, and we cannot be certain that either of these product candidates will receive regulatory approval.

We have invested a significant portion of our efforts and financial resources in the development of our two most advanced product candidates, UDB and MAP0004. Our ability to generate product revenue, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and regulatory approval of these product candidates. We may have inadequate financial or other resources to advance these product candidates through the clinical trial process, depending on the requirements of the FDA. In addition, our clinical development programs for UDB and MAP0004 may not lead to regulatory approval from the FDA and similar foreign regulatory agencies if we fail to demonstrate that the product candidates are safe and effective in our planned clinical trials, and we may therefore fail to commercialize any product candidates. Any failure to obtain regulatory approval of UDB and MAP0004 would have a material and adverse impact on our business.

We currently have no approved drug products for sale and we cannot guarantee that we will ever have marketable drug products. The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, with regulations differing from country to country. We are not permitted to market our product candidates in the United States until we receive approval of an NDA from the FDA. We have not submitted an NDA or received marketing approval for any of our product candidates. Obtaining approval of an NDA is a lengthy, expensive and uncertain process.

Delays in the commencement, enrollment and completion of clinical testing could result in increased costs to us and delay or limit our ability to obtain regulatory approval for our product candidates.

Delays in the commencement, enrollment and completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials for UDB and MAP0004 will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials requires us to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs for the same indication as our product candidates or may be required to withdraw from a clinical trial as a result of changing standards of care or may become ineligible to participate in clinical studies. The commencement, enrollment and completion of clinical trials can be delayed for a variety of other reasons, including delays related to:

•

reaching agreements on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining regulatory approval to commence a clinical trial;

•	obtaining institutional review board, or IRB, approval to conduct a clinical trial at numerous prospective sites;

•

recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including meeting the enrollment criteria for our study and competition from other clinical trial programs for the same indication as our product candidates; and

•

retaining patients who have initiated a clinical trial but may be prone to withdraw due to the treatment protocol, lack of efficacy, personal issues or side effects from the therapy or who are lost to further follow-up.

In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues or any determination that a trial presents unacceptable health risks; or

•

lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional trials and studies and increased expenses associated with the services of our CROs and other third parties.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, particularly for our UDB and MAP0004 product candidates, we may be delayed in obtaining, or may not be able to obtain, marketing approval for these product candidates. In addition, we may not be able to obtain approval for indications that are as broad as intended or entirely different than those indications for which we sought approval.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Even if we are able to ultimately commercialize our product candidates, other therapies for the same or similar indications may have been introduced to the market and established a competitive advantage.

Because the results of earlier clinical trials are not necessarily predictive of future results, UDB, MAP0004 or any other product candidate we advance into clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of the investigational drug. A number of companies in the pharmaceutical industry, including those with greater resources and experience, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials.

We expect to initiate Phase 3 clinical programs for UDB and MAP0004 in early 2008, subject to ongoing discussions with the FDA regarding our clinical programs. The data collected from our previous clinical trials may not be adequate to support regulatory approval of UDB, MAP0004 or any of our other product candidates. Despite the results reported in earlier clinical trials for our product candidates, we do not know whether any Phase 3 or other clinical programs we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product candidates. For instance, the Phase 2 clinical trial of UDB compared two doses of UDB, at 0.135 mg and 0.25 mg administered twice a day. The study showed that 0.135 mg of UDB produced a statistically significant reduction in Nighttime Composite Symptom Score, a measure of asthma severity, when compared to placebo, but the 0.25 mg dose was not significantly better than placebo in Nighttime Composite Symptom Score. We are planning to clinically evaluate the 0.25 mg dose further, but we may not demonstrate statistically significant efficacy for this dose, which could make it difficult to receive regulatory approval for this dose.

If clinical trials of our UDB or MAP0004 product candidates or future product candidates do not produce results necessary to support regulatory approval in the United States or elsewhere or show undesirable side effects, we will be unable to commercialize these products.

To receive regulatory approval for the commercial sale of UDB, MAP0004 or any other product candidates, we must conduct adequate and well-controlled clinical trials to demonstrate efficacy and safety in humans. Clinical testing is expensive, takes many years and has an uncertain outcome. Clinical failure can occur at any stage of the testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or non-clinical testing. In addition, the results of our clinical trials may show that our product candidates may cause undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in the denial of regulatory approval by the FDA and other regulatory authorities.

In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Our failure to adequately demonstrate the efficacy and safety of UDB, MAP0004 or any other product candidates would prevent regulatory approval and, ultimately, the commercialization of that product candidate. For example, the Phase 2 clinical trial of UDB compared two doses of UDB, at 0.135 mg and 0.25 mg administered twice a day. The study showed that 0.135 mg of UDB produced a statistically significant reduction in Nighttime Composite Symptom Score when compared with placebo, but the 0.25 mg dose was not significantly better than placebo in Nighttime Composite Symptom Score. If we are unable to show a statistically significant reduction in Nighttime Composite Symptom Score at the 0.25 mg dose, we may only obtain approval for our UDB product candidate at the single 0.135 mg dose, thereby potentially limiting our sales opportunities.

All of our products in development require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our products in development will harm our business.

All of our products in development require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products in development would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely complex, expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of any NDA in the United States or any marketing approval application or other foreign applications for any of our products. If we submit any NDA, including any amended NDA or supplemental NDA, to the FDA seeking marketing approval for any of our products, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of these submissions will be accepted for filing and reviewed by the FDA, or that our marketing approval application submissions to any other regulatory authorities will be accepted for filing and review by those authorities. We cannot be certain that we will be able to respond to any regulatory requests during the review period in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products will receive favorable recommendation from any FDA advisory committee or foreign regulatory bodies or be approved for marketing by the FDA or foreign regulatory authorities. In addition, delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products.

Data obtained from pre-clinical and clinical studies are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our products. In addition, as a routine part of the evaluation of any potential drug, clinical studies are generally conducted to assess the potential for drug-to-drug interactions that could impact potential product safety. At this point in time, we have not been requested to perform drug-to-drug studies, but any such request may delay any potential product approval and will increase our expenses associated with our clinical programs. Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for marketing approval applications have fluctuated over the last ten years, and we cannot predict the review time for any of our submissions with any regulatory authorities. In addition, review times can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

We may not be able to rely on Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, which could result in a longer development program and more costly trials than we anticipate.

We may not be able to seek FDA marketing approval of our product candidates under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA. Section 505(b)(2), if applicable to us, would allow any NDA we file with the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the overall scope of work we must do ourselves. If we are unable to rely on Section 505(b)(2), the development program for our product candidates would be longer than we expect, and we would also have to conduct more costly trials than we anticipate, which would harm our business.

If any of our product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products among physicians, patients, the medical community, and coverage and reimbursement of them by third-party payors, including government payors. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	limitations or warnings contained in a product’s FDA-approved labeling;

•	changes in the standard of care for the targeted indications for any of our product candidates, which could reduce the marketing impact of any claims that we could make following FDA approval;

•	limitations inherent in the approved indication for either of our product candidates compared to more commonly understood or addressed conditions;

•	lower demonstrated clinical safety and efficacy compared to other products;

•	prevalence and severity of adverse effects;

•	ineffective marketing and distribution support;

•	lack of availability of reimbursement from managed care plans and other third-party payors;

•	lack of cost-effectiveness;

•	timing of market introduction and perceived effectiveness of competitive products;

•	availability of similar cost alternative therapies;

•	patients’ potential preferences to take oral medications over inhaled medications; and

•	potential product liability claims.

Our ability to effectively promote and sell our product candidates in the marketplace will also depend on pricing and cost effectiveness, including our ability to manufacture a product at a competitive price. We will also need to demonstrate acceptable evidence of safety and efficacy and may need to demonstrate relative convenience and ease of administration. Market acceptance could be further limited depending on the prevalence and severity of any expected or unexpected adverse side effects associated with our product candidates. If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If our approved drugs fail to achieve market acceptance, we will not be able to generate significant revenue, if any.

We have never marketed a drug before, and if we are unable to establish an effective focused sales force and marketing infrastructure, we will not be able to commercialize our product candidates successfully.

We plan to market or co-promote our products where appropriate and build our own focused sales force in the United States. We currently do not have significant internal sales, distribution and marketing capabilities. In order to commercialize our most advanced product candidates, we intend to develop a focused sales force and marketing capabilities in the United States. The development of a focused sales and marketing infrastructure for our domestic operations will require substantial resources, will be expensive and time consuming and could negatively impact our commercialization efforts, including delay of any product launch. These costs may be incurred in advance of any approval of our product candidates. In addition, we may not be able to hire a focused sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that we intend to target, including pediatrics and neurology. If we are unable to establish our focused sales force and marketing capability for our most advanced product candidates, we may not be able to generate any product revenue, may generate increased expenses and may never become profitable.

We expect intense competition with respect to our existing and future product candidates.

The pharmaceutical industry is highly competitive, with a number of established, large pharmaceutical companies, as well as many smaller companies. Some of these companies have greater financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products which may target the same markets as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of treatment procedures. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective and/or more cost effective than any future products developed by us.

Competitors may seek to develop alternative formulations of our product candidates that address our targeted indications. The commercial opportunity for our product candidates could be significantly harmed if competitors are able to develop alternative formulations outside the scope of our products. Compared to us, many of our potential competitors have substantially greater:

•	capital resources;

•	development resources, including personnel and technology;

•	clinical trial experience;

•	regulatory experience;

•	expertise in prosecution of intellectual property rights;

•	manufacturing and distribution experience; and

•	sales and marketing experience.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, useful and less costly than ours and may also be more successful than us in manufacturing and marketing their products.

The pediatric asthma market is extremely competitive which may adversely affect our ability to commercialize UDB.

If approved for the treatment of pediatric asthma, we anticipate that UDB would compete with other marketed asthma therapeutics including inhaled corticosteroids and leukotriene antagonists, and may compete with products currently under development by both large and small companies. Conventional nebulized budesonide is the only inhaled corticosteroid approved by the FDA for treating asthma in children under four years old and is available from AstraZeneca plc as Pulmicort Respules. Pulmicort Respules was introduced in the United States in 2000, and annual sales have grown to approximately $700 million in the United States and approximately $900 million worldwide in 2006 according to data published by IMS Health. Leukotriene antagonists are an alternative to inhaled corticosteroids for asthmatic children. Prescriptions of Singulair, the leading leukotriene antagonist, for children under the age of six generated approximately $400 million in sales in 2006. In addition to the marketed asthma therapies, there are several inhaled corticosteroid product candidates under development by large pharmaceutical companies, such as GlaxoSmithKline plc, or GlaxoSmithKline, and other smaller companies, that could potentially be used to treat pediatric asthma.

We may also face competition from potential generic entry of conventional nebulized budesonide. For example, Teva Pharmaceuticals Industries Ltd. has filed a generic or abbreviated new drug application, or ANDA, for conventional nebulized budesonide based on Pulmicort Respules. Although we believe a generic product could not be substituted for UDB, if approved, a generic version of conventional nebulized budesonide may be more quickly adopted by health insurers and consumers than UDB. Financial pressure to use generic products and uncertainty of reimbursement for single source alternatives, such as UDB, may encourage the use of a generic product over UDB.

The migraine market is extremely competitive which may negatively impact the commercialization of MAP0004.

If approved for the treatment of acute migraine, we anticipate that MAP0004 would compete against other marketed migraine therapeutics and may compete with products currently under development by both large and small companies. The majority of marketed products for treatment of migraine are in the triptan class. The largest selling triptan is Imitrex from GlaxoSmithKline, with sales of approximately $1.2 billion in the United States and $1.5 billion worldwide in 2006, according to data published by IMS Health. There are six other branded triptan therapies being sold by pharmaceutical companies. Alternative formulations of triptans are available which may have faster onset of action than solid oral dosage forms. Alternative formulations of DHE include Migranal, which is nasally delivered. In addition to the marketed migraine therapeutics, there are several product candidates under development that could potentially be used to treat migraines and compete with MAP0004 including several products under development by large pharmaceutical companies, such as GlaxoSmithKline and Merck & Co., Inc., and other smaller companies.

In addition, we may face competition from generic sumatriptan, the active ingredient in Imitrex. Although we believe generic sumatriptan could not be substituted for MAP0004, if approved, a generic version of sumatriptan may be more quickly adopted by health insurers and consumers than MAP0004. Financial pressure to use generic products and uncertainty of reimbursement for single source alternatives, such as MAP0004, may encourage the use of a generic product over MAP0004.

If our patients are unable to obtain coverage of or sufficient reimbursement for our products, it is unlikely that our products will be widely used.

Successful sales of our products depend on the availability of adequate coverage and reimbursement from third-party payors. Healthcare providers that purchase medicine or medical products for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the products. Adequate coverage and reimbursement from governmental, such as Medicare and Medicaid, and commercial payors is central to new product acceptance. Patients are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products.

In addition, the market for our future products will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. Industry competition to be included in such formularies results in downward pricing pressures on pharmaceutical companies. Third-party payors may refuse to include a particular branded drug in their formularies when a generic equivalent is available.

All third-party payors, whether governmental or commercial, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage of and reimbursement for medical technology can differ significantly from payor to payor.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party coverage and reimbursement for our products may not be available or adequate in either the United States or international markets, limiting our ability to sell our products on a profitable basis.

Even if our product candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market and commercialize any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. For example, European regulatory authorities generally require a trial comparing the efficacy of the new drug to an existing drug prior to granting approval. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and have an adverse effect on product sales and potential royalties, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

Our product candidates may have undesirable side effects and cause our approved drugs to be taken off the market.

If either or both of our most advanced product candidates receives marketing approval and we or others later identify undesirable side effects caused by such products:

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication, or field alerts to physicians and pharmacies;

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may have limitations on how we promote our drugs;

•	regulatory authorities may require us to take our approved drug off the market;

•	sales of products may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase our commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from its sale.

Even if our product candidates receive regulatory approval, we may still face future development and regulatory difficulties.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. Given the number of recent high profile adverse safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, pre-approval of promotional materials and restrictions on direct-to-consumer advertising. Furthermore, heightened Congressional scrutiny on the adequacy of the FDA’s drug approval process and the agency’s efforts to assure the safety of marketed drugs has resulted in the proposal of new legislation addressing drug safety issues. If enacted, any new legislation could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements. Any of these restrictions or requirements could force us to conduct costly studies or increase the time for us to become profitable. For example, any labeling approved for UDB, MAP0004 or any other product candidates may include a restriction on the term of its use, or it may not include one or more of our intended indications.

Our product candidates will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. In addition, approved products, manufacturers and manufacturers’ facilities are subject to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our product candidates fail to comply with applicable regulatory requirements, such as current Good Manufacturing Practices, or cGMPs, a regulatory agency may:

•	issue warning letters;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	impose other civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.

Guidelines and recommendations published by various organizations may affect the use of our products.

Government agencies issue regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time publish guidelines or recommendations to the health care and patient communities. These various sorts of recommendations may relate to such matters as product usage, dosage, route of administration and use of related or competing therapies. For example, organizations like Global Initiative for Asthma, or GINA, and the National Asthma Education and Prevention Program, or NAEPP, have made recommendations about therapies in the pediatric asthma market. GINA guidelines issued in 2006 and NAEPP guidelines issued in 2002 recommend the use of inhaled corticosteroids as the preferred treatment to reduce inflammation and maintain long-term control of asthma in children aged five years and younger. Changes to this recommendation or other guidelines advocating alternative therapies could result in decreased use of our products, which may adversely affect our results of operations.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval, if at all, expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers or others using, administering or selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

We have obtained limited product liability insurance coverage for our clinical trials domestically and in selected foreign countries where we are conducting clinical trials. However, our insurance coverage may not reimburse us or may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Our operations involve hazardous materials, which could subject us to significant liabilities.

Our research and development processes involve the controlled use of hazardous materials, including chemicals. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use of these materials and our liability may exceed our total assets. We maintain insurance for the use of hazardous materials which may not be adequate to cover any claims. Compliance with environmental and other laws and regulations may be expensive and current or future regulations may impair our research, development or production efforts.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to Our Dependence on Third Parties

We have no experience manufacturing large clinical-scale or commercial-scale pharmaceutical products and have no manufacturing facility. As a result, we are dependent on numerous third parties for the manufacture of our product candidates and our supply chain, and if we experience problems with any of these suppliers the manufacturing of our products could be delayed.

We do not own or operate manufacturing facilities for clinical or commercial manufacture of our product candidates, which includes the drug substance and the components of the device used to administer the drug. We have limited personnel with experience in drug manufacturing and we lack the capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently outsource all manufacturing and packaging of our pre-clinical and clinical product candidates to third parties. In addition, we do not currently have any agreements with third-party manufacturers for the long-term commercial supply of many of our product candidates. We may be unable to enter agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. Even if we enter into these agreements, the various manufacturers of each product candidate will likely be single source suppliers to us for a significant period of time. We may not be able to establish additional sources of supply for our products prior to commercialization. Such suppliers are subject to regulatory requirements, covering manufacturing, testing, quality control and record keeping relating to our product candidates, and subject to ongoing inspections by the regulatory agencies. Failure by any of our suppliers to comply with applicable regulations may result in long delays and interruptions to our manufacturing capacity while we seek to secure another supplier who meets all regulatory requirements.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the product candidates ourselves, including:

•	reliance on the third parties for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreements by the third parties because of factors beyond our control; and

•	the possibility of termination or nonrenewal of the agreements by the third parties because of our breach of the manufacturing agreement or based on their own business priorities.

Any of these factors could cause the delay or suspension of initiation or completion of clinical trials, regulatory submissions, required approvals or commercialization of our products, cause us to incur higher costs and could prevent us from commercializing our product candidates successfully. Furthermore, if our contract manufacturers fail to deliver the required commercial quantities of or finished product on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue. It may take several years to establish an alternative source of supply for our product candidates and to have any such new source approved by the FDA.

If we are unable to establish marketing collaborations with third parties, we will not be able to commercialize our products successfully.

We plan to establish marketing collaborations with third parties where appropriate. For example, if we choose to expand the marketing and sales of MAP0004 to primary care physicians, we may establish partnerships with other companies to maximize the breadth of the commercialization opportunity. Outside the United States, we may establish commercial partnerships for all of our product candidates in order to maximize their commercial opportunities. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial areas. If we are unable to establish adequate marketing collaborations to target primary care physicians and other large groups of prescribing physicians or to establish worldwide marketing collaborations for our other current product candidates, then we may not able to achieve the full commercial opportunity for these product candidates.

We may not be successful in maintaining or establishing development collaborations, which could adversely affect our ability to develop certain of our product candidates.

Our earlier stage product portfolio includes MAP0005 and MAP0001. We anticipate initiating a Phase 2a clinical trial with MAP0005 for the treatment of asthma and chronic obstructive pulmonary disease in 2007. We have no current intention to further develop either of these earlier stage product candidates independently. Developing pharmaceutical products, conducting clinical trials, establishing manufacturing capabilities and marketing approved products is expensive. Consequently, we may establish partnerships for further development and commercialization of these two product candidates. We expect to face competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement and they may require substantial resources to maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements, if any. The terms of any collaboration or other arrangement that we establish may not be favorable to us. In addition, any collaboration that we enter into may not be successful. If we seek collaborators to help develop MAP0005 and MAP0001, but are unable to reach agreements with suitable collaborators, we may fail to commercialize the affected product or program.

Risks Relating to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to stop third parties from making, using, selling, offering to sell or importing our products is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities.

We license certain intellectual property from third parties that covers our product candidates. We rely on certain of these third parties to file, prosecute and maintain patent applications and otherwise protect the intellectual property to which we have a license, and we have not had and do not have primary control over these activities for certain of these patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Our enforcement of certain of these licensed patents or defense of any claims asserting the invalidity of these patents would also be subject to the cooperation of the third parties.

The patent positions of pharmaceutical and biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biopharmaceutical patents has emerged to date in the United States. The biopharmaceutical patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in the patents we own or to which we have a license or third-party patents. Further, if any of our patents are deemed invalid and unforceable, it could impact our ability to commercialize or license our technology.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our pending issued patents or patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that our pending patent applications will not result in issued patents;

•	our issued patents may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights to these patents. In addition, the U.S. Supreme Court has recently invalidated some tests used by the U.S. Patent Office in granting patents over the past 20 years. As a consequence, several issued patents may be found to contain invalid claims according to the newly revised standards. Some of our own or in-licensed patents may be subject to challenge and subsequent invalidation in a re-examination proceeding before the U.S. Patent Office or during litigation under the revised criteria which make it more difficult to obtain patents.

Furthermore, a third party may claim that we or our manufacturing or commercialization partners are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our commercialization partners are infringing the third party’s patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our partners to pay the other party damages for having violated the other party’s patents. We have agreed to indemnify certain of our commercial partners against certain patent infringement claims brought by third parties. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to a number of license agreements, including with Elan Pharma International Limited and with Nektar Therapeutics UK Limited, pursuant to which we license key intellectual property, including intellectual property relating to our most advanced product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensors may have the right to terminate the license, in which event we might not be able to develop or market any product that is covered by the licensed patents. If we lose such license rights that are important to our product candidates, our business may be materially adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer similar consequences.

Risks Related to Employee Matters and Managing Growth

We will need to increase the size of our company, and we may experience difficulties in managing growth.

As of May 31, 2007, we had 55 full-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage and fund our operations and clinical trials, continue our development activities and commercialize our product candidates. To support this growth, we expect to hire additional employees within the next 12 months. Our management, personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	manage our Phase 3 clinical programs effectively, which we anticipate being conducted at numerous clinical sites; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures.

We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the Silicon Valley, California area. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

Our industry has experienced a high rate of turnover of management personnel in recent years. We are highly dependent on the development, regulatory, commercialization and product acquisition expertise of our senior management, particularly Timothy S. Nelson, our President and Chief Executive Officer, and Thomas A. Armer, our co-founder and Chief Scientific Officer. If we lose one or more of these key employees, our ability to implement our business strategy successfully could be seriously harmed. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel.

In addition, we have scientific and clinical advisors who assist us in our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours. Because our business depends on certain key personnel and advisors, the loss of such personnel and advisors could weaken our management team and we may experience difficulty in attracting and retaining qualified personnel and advisors.

Our executive officers and certain key personnel are critical to our business and have limited experience in running a public company and are new to their current roles.

As a public company, we will be highly dependent on the expertise of our senior management, particularly our Chief Executive Officer and Chief Financial Officer. Many members of our senior management have not acted in their current capacities for a public company. In addition, certain key members of our management team were hired recently. Therefore, they will not have been involved with our business and have not worked together as a team for a significant period of time. Consequently, their focus and attention may be diverted while they familiarize themselves with our business.

Risks Relating to Owning Our Common Stock

After this offering, our executive officers, directors and principal stockholders will have the ability to control all matters submitted to our stockholders for approval.

When this offering is completed, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing         % of our common stock assuming such persons do not purchase any shares of our common stock in this offering. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation, sale of all or substantially all of our assets or other business combination or reorganization. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including obtaining a premium value for their common stock, and might affect the prevailing market price for our common stock.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	results of our clinical trials;

•	results of clinical trials of our competitors’ products;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	competition from existing product or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	market conditions for biopharmaceutical stocks in general; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding shares of common stock based on the number of shares outstanding as of                     , 2007. Of these shares,             may be resold in the public market immediately and the remaining             shares are currently restricted under securities laws or as a result of lock-up agreements but will be able to be resold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all             shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180 day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the tangible book value per share of shares of our common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share in the price you pay for shares of our common stock as compared to its tangible book value, assuming an initial public offering price of $             per share. To the extent outstanding options to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds” elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could affect our ability to continue to develop and eventually to manufacture and sell our products.

Being a public company will increase our expenses and administrative burden.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, our expected future revenues, operations and expenditures and projected cash needs. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our ability to obtain additional funding to develop our product candidates;

•	the need to obtain regulatory approval of our two most advanced product candidates, Unit Dose Budesonide, or UDB, for pediatric asthma and MAP0004 for migraine;

•	delays in the commencement, enrollment, and the timing of, clinical testing;

•	the success of our clinical trials through all phases of clinical development;

•	the success of clinical trials of our UDB and MAP0004 product candidates or future product candidates;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	our ability to receive regulatory approval or commercialize our products;

•	potential side effects of our future products that could delay or prevent commercialization or cause an approved drug to be taken off the market;

•	regulatory difficulties relating to products that have already received regulatory approval;

•	market acceptance of our product candidates;

•	our ability to establish an effective sales and marketing infrastructure;

•	competition from existing products or new products that may emerge;

•	the impact of competition in the pediatric asthma market on our ability to commercialize UDB;

•	the impact of competition in the migraine market on the commercialization of MAP0004;

•	guidelines and recommendations of therapies published by various organizations;

•	the ability of patients to obtain coverage of or sufficient reimbursement for our products;

•	potential product liability claims;

•	potential liabilities associated with hazardous materials;

•	our ability to maintain adequate insurance policies;

•	our dependency on third-party manufacturers to supply or manufacture our products;

•	our ability to establish marketing collaborations;

•	our ability to establish or maintain development collaborations;

•	our ability and third parties’ abilities to protect intellectual property rights;

•	costs related to and outcomes of potential intellectual property litigation;

•	compliance with obligations under intellectual property licenses with third parties;

•	our ability to adequately support future growth;

•	our ability to attract and retain key personnel to manage our business effectively; and

•	the level of experience in running a public company of our senior management who are new to their current roles.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale of the shares of common stock offered in this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $             million.

The principal purposes for this offering are to fund our development activities, including clinical trials for our internal development programs primarily related to our most advanced product candidates UDB and MAP0004, to increase our working capital, to create a public market for our common stock, to increase our ability to access the capital markets in the future, for general corporate purposes and to provide liquidity for our existing stockholders. We may spend a portion of the net proceeds on sales and marketing activities, general and administrative matters and on capital expenditures.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our clinical development programs, especially UDB and MAP0004, and the amount and timing of revenues, if any, from any future collaborations.

Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, in certain circumstances, we are prohibited by various borrowing arrangements from paying cash dividends without the prior written consent of the lenders. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the filing of a restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

•	the conversion of all of our outstanding shares of preferred stock into 22,363,709 shares of common stock;

•	the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon the completion of this offering; and

•

the issuance of             shares of common stock to our preferred stock holders upon the completion of this offering in connection with the payment of the cumulative dividend pursuant to the terms of our current restated certificate of incorporation; and

•

on a pro forma as adjusted basis to reflect and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except share data)
Cash, cash equivalents and short-term investments	$62,121

Long-term debt, net of current portion	$9,088
Redeemable convertible preferred stock warrants liability	716
Redeemable convertible preferred stock, $0.01 par value; 22,805,094 shares authorized, 22,363,709 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	116,461
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 30,500,000 shares authorized, 1,471,264 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	5
Additional paid-in capital	—
Accumulated other comprehensive income	11
Deficit accumulated during the development stage	(66,477)

Total stockholders’ equity (deficit)	(66,461)

Total capitalization	$59,804

The number of pro forma as adjusted common shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of March 31, 2007 and excludes:

•	3,408,768 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $0.64 per share;

•

             shares of our common stock reserved for future issuance under our 2007 Equity Award Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 492,517 shares of common stock reserved for future grant or issuance under our 2005 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2007 Equity Award Plan upon the effectiveness of the 2007 Equity Award Plan); and

•	130,967 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2007 at an exercise price of $4.20 per share.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and redeemable convertible preferred stock. As of March 31, 2007, we had a historical net tangible book value (deficit) of our common stock of $(66.5) million, or approximately $(45.17) per share, not taking into account the conversion of our outstanding redeemable convertible preferred stock. As of March 31, 2007, our pro forma net tangible book value was $             million, or $             per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of March 31, 2007, after giving effect to the conversion of our preferred stock into common stock upon completion of this offering. After giving effect to our sale in this offering of              shares of our common stock at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of                       , 2007 would have been $             million, or $             per share of our common stock. This represents an immediate increase of net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share
Historical net tangible book value per share as of March 31, 2007
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock and reclassification of redeemable convertible preferred stock warrants
Pro forma net tangible book value per share as of March 31, 2007, before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma net tangible book value per share after giving effect to this offering
Dilution in pro forma net tangible book value per share to investors in this offering

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $             million, the pro forma net tangible book value per share after this offering by $             per share and the dilution in pro forma net tangible book value per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, as of March 31, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus)

before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	23,837,473%		$		%	$
Investors participating in this offering

Total		100%		$100%		$

The tables and calculations above are based on the number of shares of common stock outstanding after the completion of this offering. Our 2007 Equity Award Plan will make              shares available for future grant or issuance to current and future employees and outside directors thereunder. To the extent the options are exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $             million, $             million and $             per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

The above information assumes no exercise of stock options outstanding as of March 31, 2007. As of March 31, 2007, there were:

•	3,408,768 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007 at a weighted average exercise price of $0.64 per share;

•

             shares of our common stock reserved for future issuance under our 2007 Equity Award Plan, which will become effective on the day prior to the day on which we become subject to the reporting requirements of the Exchange Act (including 492,517 shares of common stock reserved for future grant or issuance under our 2005 Equity Incentive Plan, which shares will be added to the shares to be reserved under our 2007 Equity Award Plan upon the effectiveness of the 2007 Equity Award Plan); and

•	130,967 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2007 at an exercise price of $4.20 per share.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our consolidated financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We were incorporated in July 2003 and no expenses were incurred until 2004. The balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. We derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2006 and 2007, for the period from July 3, 2003 (date of inception) through March 31, 2007 and the balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments necessary to fairly state our financial position as of March 31, 2007 and results of operations for the three months ended March 31, 2006 and 2007 and for the cumulative period from July 3, 2003 (date of inception) to March 31, 2007.

	Year Ended December 31,			Three Months Ended March 31,		Period from July 3, 2003 (Date of Inception) to March 31, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses
Research and development	$6,506	$12,285	$22,268	$4,410	$4,517	$45,576
Sales and marketing	214	252	218	46	384	1,068
General and administrative	2,359	4,125	3,910	900	1,365	11,759

Total operating expenses	9,079	16,662	26,396	5,356	6,266	58,403

Loss from operations	(9,079)	(16,662)	(26,396)	(5,356)	(6,266)	(58,403)
Interest income	118	348	905	244	243	1,614
Interest expense	—	—	(235)	—	(342)	(577)
Other income (expense)	130	65	(83)	(22)	(294)	(182)

Net loss	$(8,831)	$(16,249)	$(25,809)	$(5,134)	$(6,659)	$(57,548)

Net loss attributed to common stockholders	$(9,850)	$(18,850)	$(30,538)	$(6,219)	$(8,043)
Net loss per share—basic and diluted(1)	$(9.07)	$(16.24)	$(24.36)	$(5.10)	$(6.09)
Weighted average shares outstanding used in calculating net loss per share—basic and diluted(1)	1,086	1,161	1,254	1,218	1,322
Pro forma net loss per share—basic and diluted(1)
Pro forma weighted average shares outstanding used in calculating net loss per share—basic and diluted(1)

(1)	Please see Note 2 to our audited consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of Year Ended December 31,				As of March 31, 2007
	2003	2004	2005	2006
					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$—	$22,259	$7,158	$17,746	$62,121
Working capital	1	21,057	4,115	13,258	56,327
Total assets	1	23,914	9,769	21,625	66,080
Long-term debt, net of current portion	—	—	—	10,061	9,088
Redeemable convertible preferred stock warrant liability	—	—	—	411	716
Redeemable convertible preferred stock	—	32,468	35,069	64,898	116,461
Deficit accumulated during the development stage	—	(9,803)	(28,571)	(58,688)	(66,477)
Total stockholders’ equity (deficit)	1	(9,798)	(28,566)	(58,677)	(66,461)

As discussed in Note 2 to the consolidated financial statements, we changed the manner in which we account for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on January 1, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We use our proprietary inhalation technologies to enhance the therapeutic benefits and commercial attractiveness of proven drugs while minimizing risk by capitalizing on their known safety, efficacy and commercialization history. We have several proprietary product candidates in clinical development which address large market opportunities, including our two most advanced product candidates, Unit Dose Budesonide, or UDB, for pediatric asthma and MAP0004 for migraine. We have announced positive results from Phase 2 clinical studies of UDB and MAP0004 in early 2007, and anticipate initiating Phase 3 clinical programs of both product candidates in early 2008. UDB is our proprietary nebulized version of budesonide for treating pediatric asthma in children from six months to eight years of age. UDB is designed to be administered more quickly and to provide efficacy at lower doses than conventional nebulized budesonide, which is the current leading treatment for pediatric asthma. MAP0004 is our proprietary inhaled version of dihydroergotamine intended to treat migraine. MAP0004 is designed to provide faster onset and longer lasting pain relief than triptans, the class of drugs most often prescribed for treating migraine.

In addition to our product candidates in late-stage development, our development pipeline consists of MAP0005, our proprietary combination of an inhaled corticosteroid and a long-acting beta-agonist for the treatment of asthma and chronic obstructive pulmonary disease, or COPD, and MAP0001, our proprietary form of insulin for the treatment of Type 1 and Type 2 diabetes via pulmonary delivery using our proprietary Tempo inhaler. We anticipate initiating a Phase 2a clinical trial with MAP0005 for the treatment of asthma and COPD in 2007. We have no current intention to further develop either of these earlier stage product candidates independently. We hold worldwide commercialization rights for each of our product candidates, and intend to market our two most advanced product candidates in the United States through our own focused sales force targeting pediatricians and neurologists.

We are a development stage company. We incorporated in the State of Delaware in July 2003 as a limited liability company and converted to a corporation in December 2003. Our operations to date have been primarily limited to organizing and staffing our company, developing our technology and undertaking pre-clinical studies and clinical trials of our product candidates. From inception through March 31, 2007, we have received net proceeds of $106.7 million from the issuance of convertible notes payable and convertible preferred stock. All of our outstanding redeemable convertible preferred stock will convert into common stock in connection with this offering. In 2006, we entered into loan facility agreements and borrowed $10.0 million to finance working capital and borrowed $1.0 million to finance equipment purchases.

Since our inception, we have incurred significant net losses, and we expect to continue to incur net losses for the next several years as we develop, acquire or in-license additional products or product candidates, expand clinical trials for our product candidates currently in clinical development, expand our research and development activities, seek regulatory approvals and engage in commercialization preparation activities in anticipation of potential U.S. Food and Drug Administration, or the FDA, approval of our product candidates. We will need to expand our commercial organization to launch additional products. Significant capital is required to launch a product, and many expenses are incurred before revenues are received. We are unable to predict the extent of any future losses or when we will become profitable, if at all.

We believe that the net proceeds from this offering, existing cash, cash equivalent and short-term investments will be sufficient to fund our projected operating requirements for at least 12 months. Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Pre-clinical Study and Clinical Trial Accruals

We estimate our pre-clinical study and clinical trial expenses based on the services received pursuant to contracts with several research institutions and clinical research organizations that conduct and manage pre-clinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Pre-clinical study and clinical trial expenses include the following:

•	fees paid to contract research organizations in connection with pre-clinical studies;

•	fees paid to contract research organizations and clinical research organizations in connection with clinical trials; and

•

fees paid to contract manufacturers and service providers in connection with the production and testing of active pharmaceutical ingredients and drug materials for pre-clinical studies and clinical trials.

Payments under some of these contracts depend on factors such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of our stock and the exercise price.

Effective January 1, 2006, we adopted the fair value provision of SFAS No. 123R which supersedes previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of the share-based payment awards on the date of grant using an option-pricing model. We adopted SFAS No. 123R using the prospective transition method, which requires that entities that used the minimum value method for either pro forma or financial statement recognition purposes, shall apply SFAS No. 123R to options grants or modifications after the effective date of this standard. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, we will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. All options grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

The fair value of the common stock underlying stock options granted during 2005, 2006 and the first quarter of 2007 were estimated by the board of directors with input from management based upon several factors, including progress and milestones attained in our business. In determining the fair market value of our common stock as of the date of each option grant, our board of directors made a reasonable estimate of the then current value of our common stock. In the absence of a public trading market for our common stock, our board of directors was required to estimate the fair value of our common stock. Our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock at each option grant date, including but not limited to, the following factors: (i) prices of our Series A, Series B, Series C and Series D convertible preferred stock issued by us primarily to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock, (ii) our performance and the status of research and product development efforts, (iii) our stage of development and business strategy, including our regulatory review status with regulatory authorities, (iv) valuations of our common stock and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of us, given prevailing market conditions.

In March 2007, in connection with the preparation of the consolidated financial statements necessary for the filing of our initial public offering, we began performing a retrospective analysis to reassess the fair value of our common stock at option grant dates from January 1, 2006 to March 31, 2007. We performed a retrospective valuation analysis as of March 31, 2006, December 31, 2006, as well as for March 31, 2007, because we granted most of our options during these periods. First, we estimated the Business Enterprise Value, or BEV, defined as the sum of our total equity and interest-bearing debt. We then utilized the estimated BEV and an option-based valuation model to estimate the fair value of the common stock in the context of our capital structure as of each valuation date.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

In determining the fair value of our common stock, we used a combination of the income approach and the prior sale of company stock approach to estimate our aggregate enterprise value at each valuation date: March 31, 2006, December 31, 2006 and March 31, 2007.

The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The prior sale of company stock approach considers any prior arm’s length sales of the company’s equity. Considerations factored into the analysis include: (i) the size and amount of equity sold; (ii) the estimated volatility; (iii) an estimated time to liquidity; (iv) the relationship of the parties involved; (v) the timing compared to the common stock valuation date; and (vi) the financial condition and structure of the company at the time of the sale. In estimating the volatility assumption, we considered both the historical and implied volatility (over the anticipated time to liquidity) for comparable publicly traded companies.

Our indicated fair value calculated at each valuation date was then allocated to the shares of redeemable convertible preferred stock, warrants to purchase shares of redeemable convertible preferred stock, and common stock, using a contingent claim methodology. This methodology treats the various components of our capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of our assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then current plans and estimates of our board of directors and management regarding an initial public offering. Estimates of the volatility of our stock were based on available information on the volatility of capital stock of comparable publicly traded companies.

Common stock valuations

We granted stock options with an exercise price of $0.42 per share during 2006 and an exercise price of $1.90 per share in March 2007. In determining the fair value of our common stock, we conducted a retrospective valuation, using the approach mentioned above, for periods ending March 31, 2006, December 31, 2006 and March 31, 2007. The estimated fair value of our common stock resulted in $1.47, $1.54 and $5.04 per share at March 31, 2006, December 31, 2006 and March 31, 2007, respectively. A brief narrative of estimated fair value as of the date of each grant and the option exercise price are set forth below:

January and March 2006:    During this period, we received positive Phase 1 results from one of our most advanced product candidates, UDB, and also completed a Phase 1 clinical trial and received positive data from our other most advanced product candidate, MAP0004. In addition, in January 2006, we raised approximately $25.1 million through a Series C convertible preferred equity financing priced at $4.20 per share. The option awards granted during this period had an exercise price of $0.42 per share. Since there was a material change in our business and a significant amount of option awards were granted during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of March 31, 2006 was estimated at $1.47 per share; therefore, the fair value of our common stock of $1.47 per share was used for accounting purposes.

May and July 2006:    During this period, we prepared for and initiated Phase 2 clinical trials for our most advanced product candidates, UDB and MAP0004. The option awards granted during this period had an exercise price of $0.42 per share. Since there was not a significant amount of option awards granted during this period and we did not have a material change in our business, we did not conduct a retrospective valuation analysis. We used the retrospective valuation conducted as of March 31, 2006. The fair value of our common stock of $1.47 per share was used for accounting purposes.

September 2006:    During this period, we entered into loan facility agreements for approximately $13.0 million to finance working capital and equipment purchases and borrowed approximately $7.0 million. The option awards granted during this period had an exercise price of $0.42 per share. Since there was not a significant amount of option awards granted during this period and we did not have a material change in our business, we did not conduct a retrospective valuation analysis. We used the retrospective valuation conducted as of March 31, 2006. The fair value of our common stock of $1.47 per share was used for accounting purposes.

October, November and December 2006:    During this period, our Phase 2 clinical trial for UDB was completed, while Phase 2 clinical trials for MAP0004 neared completion. The results for these studies were not known during this period. In addition, at the end of December, we borrowed an additional $4.0 million from our facility loan agreements. The options awards granted during this period had an exercise price of $0.42 per share. Since there was a significant amount of option awards granted during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of December 31, 2006 was estimated at $1.54 per share; therefore, the fair value of our common stock of $1.54 per share was used for accounting purposes.

March 2007:    During this period, we announced positive Phase 2 data from our MAP0004 clinical trials. In February, we had previously announced positive Phase 2 data from our UDB clinical trial. In addition, in March 2007, we raised approximately $50.2 million through a Series D convertible preferred stock financing priced at $7.20 per share. The option awards granted during this period had an exercise price of $1.90 per share. Since there were material changes in our business related to our two most advanced product candidates and the completion of our preferred stock financing, and a significant amount of option awards were granted during this period, we conducted a retrospective valuation analysis. The fair value of our common stock as of March 31, 2007 was estimated at $5.04 per share; therefore, the fair value of our common stock of $5.04 per share was used for accounting purposes.

Under SFAS No. 123R, we calculated the fair value of the stock option grants using the Black-Scholes option pricing model. The fair value of the stock options was based on the following assumptions:

Three Months Ended	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
Expected term (in years)	5.5 years	5.5 years	5.5 years	5.5 years	5.5 years
Risk-free interest rate	4.55%	4.99%	4.84%	4.60%	4.65%
Expected volatility	62%	59%	53%	52%	56%
Expected dividend yield	0%	0%	0%	0%	0%

The estimated average expected term, as well as the estimated volatility rate were calculated based on selected companies in similar markets, due to a lack of historical information regarding the volatility and expected term of our stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available. The risk-free rate assumption was based on U.S. Treasury instruments whose term was consistent with the expected term of our stock options. The expected dividend assumption was based on our history and expectation of dividend payouts.

Using the Black-Scholes option pricing model, we recorded non-cash stock-based compensation expenses related to employee stock options granted of approximately $279,000 in 2006 and approximately $165,000 during the quarter ended March 31, 2007, in accordance with the requirements of SFAS No. 123R.

Net Operating Loss Carryforwards

We have net operating loss carryforwards of approximately $49.9 million and $49.8 million for federal and state income tax purposes, respectively, at December 31, 2006. If not utilized, these federal and state carryforwards will begin to expire through 2024 and 2014, respectively. As of December 31, 2006, we also had research and development tax credit carryforwards of approximately $1.2 million and $575,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2024, and the state credits can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we had a change in ownership, utilization of the carryforwards could be limited.

A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN No. 48. FIN No. 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN No. 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

FIN No. 48 became effective for us on January 1, 2007. The cumulative effect of adopting FIN No. 48 on January 1, 2007 has been recorded net in deferred tax assets, which result in no FIN No. 48 liability on our consolidated balance sheet. We had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit us for the year 2003 through the current period. Interest and penalties are zero, and our policy is to account for interest and penalties in tax expense on the income statement. Because we had provided a full valuation allowance on all of our deferred tax assets, the adoption of FIN No. 48 had no impact on our effective tax rate. We had no unrecognized tax benefits at March 31, 2007 and we do not expect any material changes through December 31, 2007.

Financial Overview

Research and Development Expenses

Research and development expenses consist of: (i) milestone payments paid to our collaborative partners who work on our processing and supply of clinical trial material; (ii) expenses incurred under agreements with contract research organizations and investigative sites, which conduct our clinical trials and a substantial portion of our preclinical studies; (iii) the cost of manufacturing clinical trial materials; (iv) payments to contract service organizations, as well as consultants; (v) employee-related expenses, which include salaries and benefits; (vi) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements and equipment and laboratory and other supplies; and (vii) stock-based compensation expense. All research and development expenses are expensed as incurred.

Conducting a significant amount of research and development is central to our business model. Through March 31, 2007, we had incurred approximately $45.6 million in research and development expenses since our inception in 2003. Product candidates in later-stage clinical development generally have higher development costs than those in earlier stages of development, primarily due to the significantly increased size and duration of the clinical trials. We plan to increase our research and development expenses for the foreseeable future in order to complete development of our two most advanced product candidates, UDB and MAP0004, and our earlier-stage research and development projects.

The following table summarizes the percentages of our research and development expenses related to our two most advanced product candidates and other projects including MAP0005 and MAP0001. The percentages summarized in the following table reflect costs directly attributable to each development candidate, which are tracked on a project basis. A portion of our internal costs, including indirect costs relating to our product candidates, are not tracked on a project basis and are allocated based on management’s estimate.

	Year Ended December 31,			Three Months Ended March 31,		Period from July 3, 2003 (Date of Inception) through March 31, 2007
	2004	2005	2006	2006	2007
				(unaudited)		(unaudited)
Our most advanced product candidates:
UDB	70%	43%	37%	23%	33%	43%
MAP0004	26%	47%	53%	67%	57%	48%
Other projects	4%	10%	10%	10%	10%	9%

Total	100%	100%	100%	100%	100%	100%

The process of conducting pre-clinical studies and clinical trials necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. We are currently focused on developing our two most advanced product candidates. However, we will need to raise substantial additional capital in the future in order to complete the development and commercialization of UDB and MAP0004 following the submission of new drug applications, or NDAs, and to fund the development and commercialization of our other product candidates.

Sales and Marketing Expenses

Sales and marketing expenses consist principally of business development expenses and personnel costs within our business development and marketing functions. Sales and marketing expenses also consist of stock-based compensation expense. We expect these expenses to increase as we continue to grow our business.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, accounting, information technology and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, professional fees for legal, consulting and auditing and tax services expenses. General and administrative expenses also consist of stock-based compensation expense. We expect these expenses to increase as we continue to grow our business.

Results of Operations

Comparison of Three Months Ended March 31, 2006 and 2007

	Three Months Ended March 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2006	2007
	(unaudited)
	(in thousands, except percentages)
Research and development expenses	$4,410	$4,517	$107	2%
Sales and marketing expenses	46	384	338	735%
General and administrative expenses	900	1,365	465	52%
Interest income	244	243	(1)	—
Interest expense	—	(342)	342	—
Other income (expense), net	(22)	(294)	(272)	*

*	Percentage removed as it is not meaningful.

Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $715,000 in personnel costs resulting from increased headcount, an increase of $480,000 in Phase 2 clinical trial expenses incurred in 2007 compared to Phase 1 clinical trial expenses incurred in 2006 for UDB and MAP0004, an increase of $430,000 in development costs related to the Tempo device and an increase of $135,000 related to stock-based compensation. These increases were offset by a decrease of $870,000 in manufacturing costs related to UDB and MAP0004, a decrease of $640,000 related to milestone expenses in the first quarter of 2006, and a decrease of $135,000 related to pre-clinical expenses for MAP0004.

Sales and Marketing Expenses.    The increase in sales and marketing expenses was due primarily to an increase of $170,000 related to increased public relations and market research activities and an increase of $155,000 personnel costs resulting from the hiring of a key executive.

General and Administrative Expenses.    The increase in general and administrative expenses was due primarily to an increase of $240,000 in auditing and accounting services, an increase of $200,000 related to personnel costs resulting from higher headcount and recruiting activities, an increase of $120,000 related to insurance, legal and other costs, offset by a decrease of $90,000 related to stock-based compensation.

Interest Income.    The change in interest income was insignificant.

Interest Expense.    The increase in interest expense was primarily due to the outstanding debt related to the loan facility agreements entered into in September and December 2006.

Other Income (Expense), Net.    The decrease in other income (expense), net is primarily due to the non-cash expense associated with redeemable convertible preferred stock warrants issued in September 2006 in conjunction with loan facility agreements.

Comparison of Years Ended December 31, 2005 and 2006

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2006
	(in thousands, except percentages)
Research and development expenses	$12,285	$22,268	$9,983	81%
Sales and marketing expenses	252	218	(34)	(13%)
General and administrative expenses	4,125	3,910	(215)	(5%)
Interest income	348	905	557	160%
Interest expense	—	(235)	(235)	—
Other income (expense), net	65	(83)	(148)	(228%)

Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $4.9 million in manufacturing costs associated with MAP0004 and UDB, an increase of $3.9 million in Phase 2 clinical trial expenses incurred in 2006 compared to Phase 1 clinical trial expenses incurred in 2005 for UDB and MAP0004, an increase of $2.2 million in personnel costs resulting from increased headcount, an increase of $1.1 million in development costs related to the Tempo device and an increase of $1.0 million related to facility and information technology expenses. These increases were offset by a decrease of $2.0 million related to pre-clinical studies primarily for UDB and MAP0004 and a decrease of $1.3 million related to milestone expenses.

Sales and Marketing Expenses.    The change in sales and marketing was insignificant.

General and Administrative Expenses.    The decrease in general and administrative expenses was primarily due to a decrease in facility and information technology expenses. In addition, legal and consulting expenses increased by $350,000, and expenses relating to stock-based compensation increased by $250,000, as offset by a decrease of $220,000 relating to recruiting activities.

Interest Income.    The increase in interest income was due primarily to higher cash balances primarily relating to the closing of our $25.1 million Series C convertible preferred stock financing in January 2006.

Interest Expense.    Interest expense increased due to the outstanding debt related to the loan facility agreements entered into in September and December 2006.

Other Income (Expense), Net.    The decrease in other income (expense), net is primarily due to the non-cash expense associated with redeemable convertible preferred stock warrants issued in September 2006 in conjunction with loan facility agreements and the non-cash charge of approximately $85,000 related to the revaluation of such warrants.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2005
	(in thousands, except percentages)
Research and development expenses	$6,506	$12,285	$5,779	89%
Sales and marketing expenses	214	252	38	18%
General and administrative expenses	2,359	4,125	1,766	75%
Interest income	118	348	230	195%
Interest expense	—	—	—	—
Other income (expense), net	130	65	(65)	(50%)

Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $1.4 million in manufacturing costs associated with UDB and MAP0004, an increase of $1.3 million related to pre-clinical studies for UDB and MAP0004, an increase of $1.2 million in personnel costs resulting from increased headcount, an increase of approximately $550,000 related to consulting, travel and laboratory supplies, an increase of $470,000 in clinical supplies related to our Phase 1 studies for UDB and MAP0004, an increase of $270,000 in development costs related to the Tempo device and an increase of $270,000 in milestones expenses.

Sales and Marketing Expenses.    The change in sales and marketing was insignificant.

General and Administrative Expenses.    The increase in general and administrative expenses resulted primarily from an increase of $1.5 million in personnel costs, an increase of $790,000 in facilities costs and an increase of approximately $200,000 associated with legal and other expenses. These expenses were offset by a decrease in start-up expenses of approximately $720,000.

Interest Income.    The increase in interest income was due primarily to higher cash balances in 2005 primarily relating to the closing of our $1.5 million Series A and $29.9 million Series B convertible preferred stock financings in March 2004 and August 2004, respectively.

Other Income (Expense), Net.    The change in other income (expense), net was insignificant.

Liquidity and Capital Resources

We have incurred losses since our inception in July 2003 and, as of March 31, 2007, we had an accumulated deficit of $66.5 million. We anticipate that we will continue to incur net losses for the next several years. We expect that our development, selling, marketing and general and administrative expenses will continue to increase and, as a result, we will need to generate significant net product sales, royalty and other revenues to achieve profitability.

We have financed our operations through equity financing, debt financing and issuance of convertible notes. Through March 31, 2007, we have received net proceeds of $106.7 million from the issuance of convertible notes payable and convertible preferred stock as follows: $4.3 million from the issuance of convertible notes payable in 2004 which were converted into Series A convertible preferred stock and a portion of Series B convertible preferred stock, $27.1 million for Series B convertible preferred stock in August 2004, $25.1 million for Series C convertible preferred stock in January 2006 and $50.2 million for Series D convertible preferred stock in March 2007. In 2006, we entered into loan facility agreements and borrowed $10.0 million to finance working capital and $1.0 million to finance equipment purchases. As of March 31, 2007, we had $62.1 million in cash, cash equivalents and short-term investments. Our short-term investment balances of $26.2 million are primarily held in commercial paper and auction rate securities. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation.

The holders of our convertible preferred stock are entitled to receive cumulative dividends at an annual rate of 8% from the date of issuance of each share. No dividends have been declared. As of March 31, 2007, an aggregate of $9.7 million is payable either in cash or by the issuance of common stock in the earlier event of liquidation, optional conversion by the holders of the convertible preferred stock or an automatic conversion of the convertible preferred stock.

The following table shows a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$22,259	$7,158	$17,746	$26,376	$62,121
Cash provided by (used in):
Operating activities	(7,493)	(13,810)	(24,285)	(5,738)	(5,574)
Investing activities	(1,697)	(1,291)	(7,785)	(18,447)	(19,728)
Financing activities	31,450	—	36,003	25,100	50,111

Net cash used in operating activities.    Net cash used in operating activities primarily reflects the net loss for those periods which was reduced in part by depreciation and amortization and non-cash stock-based compensation. Changes in operating assets and liabilities were primarily a result of external research and development expenses, pre-clinical and clinical trial costs, personnel-related costs and professional fees.

Net cash used in investing activities.    Net cash used in investing activities was primarily related to purchase of investments and, to a lesser extent, purchase of property and equipment offset somewhat by the proceeds from the sale of short-term investments.

Net cash provided by financing activities.    Net cash provided by financing activities was primarily attributable to the issuance of Series A and Series B convertible preferred stock in the year ended December 31, 2004, issuance of Series C convertible preferred stock and the proceeds from debt financing in the year ended December 31, 2006 and issuance of Series D convertible preferred stock in the three months ended March 31, 2007. Net cash used in financing activities in the year ended December 31, 2006 and in the three months ended March 31, 2007 was attributable to repayments made on outstanding loan amounts.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2006.

	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Debt(1)	$13,646	$2,092	$11,554	$—	$—
Operating lease obligation(2)	1,381	916	465	—	—

Total	$15,027	$3,008	$12,019	$—	$—

(1)	During 2006, we entered into loan facility agreements and borrowed $11.0 million for the purpose of financing working capital and purchasing equipment. The working capital loans of $10.0 million allow for interest only payments through July 1, 2007 on $3.0 million of the debt and through January 1, 2008 on $7.0 million of the debt, and bear interest at an annual rate of 11.9%. The equipment loan of $1.0 million is repayable in equal monthly payments and bears interest at an annual interest rate of 9.5%. The amounts in the table above include interest and principal repayments on these notes. See Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for additional information.

(2)	Includes the minimum rental payments for our laboratory and office facilities in Mountain View, California expiring on June 30, 2008. The rent is subject to a 3.5% increase on May 15 of each year for the duration of the lease. We have two options to extend the term of the lease for up to three to five years subject to certain conditions.

The table above reflects only payment obligations for development products that are fixed and determinable. Milestone payments and royalty payments under our license and supply agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur. See Note 5 to our consolidated financial statements appearing elsewhere in this prospectus for additional information. Amounts and an estimate of significant payments related to licensing and other arrangements not included in the contractual obligations table above are as follows:

Nektar Therapeutics License Agreement.    In June 2004, as amended in August 2006, we entered into an agreement with Nektar Therapeutics UK Limited, or Nektar. Under the terms of the agreement, MAP was granted a worldwide, exclusive license, with a right to sublicense, under Nektar patents and know-how, to develop and commercialize any formulation of a form of dihydroergotamine for administration by inhalation using a device. As of December 31, 2006, the agreement requires us to make aggregate future development milestone payments of up to $6.0 million when and if certain milestones with respect to MAP0004 are met and to pay royalties at specified rates based on net sales.

Elan Pharma International Limited License Agreement.    In April 2004, as amended in February 2005, we entered into an agreement with Elan Pharma International Limited, or EPIL. Under the terms of the agreement, EPIL granted to us a worldwide, exclusive, sub-licensable license under EPIL’s intellectual property rights to use, market, distribute, sell, import and export ingredients for UDB. As of December 31, 2006, the agreement requires us to make aggregate future development and sales milestone payments of up to $18.0 million when and if certain milestones with respect to UDB are met and to pay royalties at specified rates based on net sales.

Eiffel Research and Development, License and Supply Agreement.    In September 2005, we entered into a research and development, license and supply agreement, with Eiffel Technologies Limited, or Eiffel. Under the terms of the agreement, Eiffel agreed to research and develop certain methods for manufacturing formulations for steroids, steroid beta-agonist combinations or insulin. Eiffel agreed to manufacture pre-clinical and clinical supplies of such formulations and granted to us an exclusive, worldwide, sub-licensable license under certain of its intellectual property rights to develop, use, make, sell, export and import the formulations it develops under the agreement. As of December 31, 2006, the agreement requires us to make aggregate future development milestone payments of up to a total of $11.0 million when and if certain milestones with respect to both MAP0005 and MAP0001 are met. In addition, we also agreed to pay royalties at specified rates based on net sales and a percentage of sublicense fees.

Xemplar Pharmaceuticals, LLC Manufacturing and Supply Agreement.    In April 2006, we entered into a manufacturing and supply agreement with Xemplar Pharmaceuticals, LLC, or Xemplar, to manufacture and supply final packaged MAP0004 product candidate. We have agreed that, from the date the first NDA is submitted for a product and for a period of five years thereafter we will purchase final packaged Tempo inhalers only from Xemplar, and Xemplar will manufacture and supply from its manufacturing facility all such final packaged devices as required to support development and commercialization of MAP0004.

Operating Capital and Capital Expenditure Requirements

Our future capital requirements will depend on many forward looking factors and are not limited to the following:

•	the initiation, progress, timing and completion of clinical trials for our drug candidates and potential drug candidates;

•	our ability to achieve milestones under our collaboration agreements;

•	possible costs of litigation;

•	outcome, timing and cost of regulatory approvals;

•	delays that may be caused by changing regulatory requirements;

•	the number of drug candidates that we pursue;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

•	timing and terms of future in-licensing and out-licensing transactions;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	cost of procuring clinical and commercial supplies of our product candidates; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We believe that the net proceeds from this offering, existing cash, cash equivalents and short-term investments will enable us to maintain our currently planned operations through at least 12 months. However, we may be required to raise additional capital to complete the development and commercialization of UDB and MAP0004. Our capital requirements are likely to increase. As a result, we will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financings, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. We will need substantial additional funding, and if we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our product development programs.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating what impact, if any, SFAS No. 157 will have on our consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure eligible financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt this pronouncement in the first quarter of 2008 and are currently evaluating the impact of this pronouncement on our consolidated results of operations and financial position.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Overview

We use our proprietary inhalation technologies to enhance the therapeutic benefits and commercial attractiveness of proven drugs while minimizing risk by capitalizing on their known safety, efficacy and commercialization history. We have several proprietary product candidates in clinical development which address large market opportunities, including our two most advanced product candidates, Unit Dose Budesonide, or UDB, for pediatric asthma and MAP0004 for migraine. We have announced positive results from Phase 2 clinical studies of UDB and MAP0004, and anticipate initiating Phase 3 clinical programs for both product candidates in early 2008. We hold worldwide commercialization rights for each of our product candidates, and intend to market UDB and MAP0004 in the United States through our own focused sales force targeting pediatricians and neurologists.

Our proprietary technologies enable us to develop proprietary drug candidates for delivery via the respiratory tract to more effectively treat both local respiratory and systemically treatable diseases. We develop inhalable drug particles with the specific physical and chemical characteristics to facilitate efficient pulmonary delivery. We believe this will result in medicines that are most appropriate for the intended indication. We believe that our product candidates offer several benefits to patients compared to alternative therapies, including: quicker symptom relief, longer-lasting therapeutic benefit at lower doses, shorter administration time, enhanced safety profile and convenient, non-invasive delivery.

The following are our two most advanced product candidates:

•

Unit Dose Budesonide is our proprietary nebulized version of budesonide intended to treat pediatric asthma in children from six months to eight years of age. UDB is designed to be administered more quickly and to provide efficacy at lower doses than conventional nebulized budesonide, which is the current leading treatment for pediatric asthma. Conventional nebulized budesonide is the only inhaled corticosteroid that is approved by the U.S. Food and Drug Administration, or the FDA, for treating asthma in children under the age of four in the United States. In 2006, sales of conventional nebulized budesonide generated revenues of approximately $700 million in the United States and approximately $900 million worldwide, according to data published by IMS Health. Our UDB has been designed to achieve a particle size smaller than previously possible with budesonide. We believe this smaller particle size allows for faster delivery and efficacy at a lower dose, which together may offer improved safety, compliance and convenience. We announced positive results from a Phase 2 clinical program for UDB in February 2007 and we anticipate initiating a Phase 3 clinical program in early 2008, subject to ongoing discussions with the FDA.

•

MAP0004 is our proprietary inhaled version of dihydroergotamine, or DHE, intended to treat migraine. Migraine is a syndrome characterized by four symptoms: pain, nausea, phonophobia, or abnormal sensitivity to sound, and photophobia, or abnormal sensitivity to light. MAP0004 is designed to provide faster onset and longer-lasting migraine relief than triptans, the class of drugs most often prescribed for treating migraine. In 2006, triptans generated revenues of approximately $2.1 billion in the United States, according to data published by IMS Health. MAP0004 is an easy to use, non-invasive, at-home therapy which patients self-administer using our proprietary hand-held Tempo inhaler. DHE is available as an intravenous therapy which has been used in clinical settings for over 50 years for the safe and effective treatment of migraine, particularly forms of migraine that are severe or do not respond to triptans or other therapies. MAP0004 has been shown to retain the rapid onset and long-lasting effectiveness of intravenous DHE while avoiding the nausea that intravenous administration can cause. We believe MAP0004 has the potential to be suitable as a first-line therapy for some migraine patients. We announced positive results from our Phase 2 clinical trials for MAP0004 in March 2007 and we anticipate initiating a Phase 3 clinical program in early 2008, subject to ongoing discussions with the FDA.

Our product portfolio also includes the two earlier stage product candidates listed below, both of which highlight the broad applicability of our technologies to a diverse range of potential future products. We plan to evaluate partnership opportunities for further development and commercialization of these two product candidates.

•

MAP0005 is our proprietary combination of an inhaled corticosteroid and a long-acting beta-agonist, or LABA, for the treatment of asthma and chronic obstructive pulmonary disease, or COPD. This product candidate demonstrates our ability to apply our proprietary technology to combine two drugs within a single particle, in this case a corticosteroid with a LABA, in a prespecified ratio and deliver it to the respiratory tract using our proprietary Tempo inhaler. We believe our technologies allow the optimal ratio of each drug to be delivered to the lung in a more reproducible and consistent manner. We also believe our technologies have potentially broad applicability for a number of additional small molecule combination drug products in diverse indications via inhalation and other routes of delivery. We anticipate initiating a Phase 2a clinical trial with MAP0005 for the treatment of asthma and COPD in 2007.

•

MAP0001 is our proprietary formulation of insulin for the treatment of Type 1 and Type 2 diabetes via pulmonary delivery using our Tempo inhaler. This product candidate demonstrates our ability to apply our proprietary technology to deliver biologically-active proteins and peptides to the lung. We believe our proprietary formulation coupled with our Tempo inhaler may overcome many of the issues currently associated with inhalable insulin therapies. We have developed small particles of insulin which allow the drug to be inhaled deeply in the lungs, with only a small percentage of insulin deposited in the back of the mouth and throat. In a Phase 1a clinical study, MAP0001 was biologically active and achieved maximum therapeutic blood levels as quickly as Novorapid subcutaneous injection, a widely used injectable insulin.

A core part of our strategy is to reduce the risk of drug development by focusing on the development of proven drugs with established safety and efficacy profiles. The compounds underlying our product candidates are well characterized and have been previously approved by the FDA for other sponsors and in other dosage forms and formulations. As a result, we may seek FDA marketing approval of our product candidates under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, which, if available to us, would allow any new drug application, or NDA, we file with the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds. This may expedite the development program for our product candidates by potentially decreasing the overall scope of work we must do ourselves.

Our Product Candidates

The following table summarizes our product candidates, each developed using our proprietary technologies:

Product Candidate	Indication	Status of Clinical Programs	Commercial Rights
Unit Dose Budesonide (UDB)	Pediatric asthma in children from six months to eight years of age	Initiating Phase 3 clinical program in early 2008	Worldwide

MAP0004	Acute migraine with or without aura	Initiating Phase 3 clinical program in early 2008	Worldwide

MAP0005	Adolescent and adult asthma and chronic obstructive pulmonary disease	Initiating a Phase 2a trial in 2007	Worldwide

MAP0001	Type 1 and Type 2 diabetes	Completed a Phase 1a trial	Worldwide

Unit Dose Budesonide (UDB) for the Treatment of Pediatric Asthma

UDB is our proprietary nebulized version of budesonide for treating pediatric asthma in children from six months to eight years of age. UDB is designed to be administered more quickly and to provide efficacy at doses lower than those approved for conventional nebulized budesonide, which is the current leading treatment for pediatric asthma. Conventional nebulized budesonide is the only ICS approved by the FDA for treating asthma in children under the age of four in the United States. Conventional nebulized budesonide was first introduced in Europe in 1990, and in the United States in 2000. Our version of budesonide, UDB, has been designed to have a particle size smaller than previously possible. This allows a higher percentage of drug, in a shorter period of time, to be delivered into the lung. We believe this may reduce the amount of drug deposited in the back of the mouth and throat where it is ineffective and may result in local and systemic side effects. We announced positive results from our Phase 2 clinical trial in February 2007, and we anticipate initiating a Phase 3 clinical program in early 2008.

Pediatric Asthma Market

According to the Centers for Disease Control and Prevention, or CDC, pediatric asthma is the most common chronic childhood disease in the United States, and is a major global public health problem. Asthma is a chronic respiratory disorder that is characterized by inflammation and narrowing of the airways, leading to limitation or obstruction of airflow and resulting in symptoms such as episodes of wheezing, chest tightness, breathlessness and coughing. In children, these symptoms are often seen at night, leading to disturbed sleep for both the parents and the child.

According to the CDC, of the estimated 20 million patients diagnosed with asthma in the United States, approximately 6.5 million are children under 18 years of age and approximately 1.4 million are children under five years of age. In the United States, rates of asthma diagnosis in children under five years old are approximately 6.8%, compared to approximately 9.9% for children between five and 11 years old. The number of very young asthmatics may be underestimated since diagnosis in young children is difficult and physicians are often reluctant to make a formal diagnosis of asthma at such a young age.

Guidelines from both the Global Initiative for Asthma, or GINA, issued in 2006 and from the National Asthma Education and Prevention Program, or NAEPP, issued in 2002 recommend the use of ICSs, as the preferred treatment to reduce inflammation and maintain long-term control of asthma in children aged five years and younger. Currently, conventional nebulized budesonide is the only FDA-approved inhaled corticosteroid for treating asthma in children under four years old, and is the only approved nebulized corticosteroid product for the treatment of pediatric asthma in children ages 12 months to eight years, marketed as Pulmicort Respules by AstraZeneca plc, or AstraZeneca. According to data published by IMS Health, prescriptions of Pulmicort Respules, which was introduced in the United States in 2000, exceeded three million in the United States in 2006. Since its introduction, annual sales of Pulmicort Respules have grown to approximately $700 million in the United States and approximately $900 million worldwide in 2006.

In the United States, children under the age of five will often use a nebulizer to administer inhaled asthma therapies. A nebulizer is a vaporizing device which is used to administer medication to patients in the form of a mist. Children under the age of five are generally unable to master the coordination required to use other inhalation technologies. These include metered dose inhalers, or MDIs, which use pressurized propellants to expel a specific amount of drug from a canister, and dry powder inhalers, or DPIs, which are unpressurized devices that dispense specific amounts of dry drug particles powered by the patients’ own inhalation. In some cases, and more often outside the United States, physicians may prescribe an MDI plus a holding chamber or “spacer,” because, like nebulizers, these do not require patients to time their breaths to dispense the drug. Many physicians prefer to prescribe nebulizer therapy because it requires little training or coordination and has less dose-to-dose drug variability.

As an alternative to ICS therapy for asthmatic children under five years old, physicians sometimes prescribe leukotriene antagonists since they can be given orally and avoid concerns about possible adverse effect associated with high doses of ICS, such as suppression of bone development. Leukotriene antagonists, however, are not the preferred treatment according to the NAEPP and GINA guidelines, and are often used as additive therapy with an ICS. We estimate that prescriptions of the leading leukotriene antagonist, Singulair, to children under the age of six generated approximately $400 million in sales in 2006, out of a total of approximately $2.9 billion in the United States.

Limitations of Current Nebulized Therapies

Due to its safety relative to other corticosteroids, budesonide has been widely adopted for use in pediatric asthma. GINA and NAEPP guidelines indicate ICS therapy should be used as the first line of treatment.

Conventional nebulized budesonide has three major limitations:

•

Lengthy administration time for delivery of therapeutic dose:    Administration of an effective dose of conventional nebulized budesonide is relatively slow, with a published nebulization time in clinical use of five to ten minutes. We believe the lengthy administration process limits compliance to the prescribed therapy, especially for restless toddlers, reducing the effectiveness of the treatment. In addition, conventional nebulized budesonide is only compatible with a narrow range of nebulizers, and cannot be administered effectively using next generation nebulizers, which are designed to be smaller, more convenient and to have potentially faster drug administration times.

•

Delivery of therapeutic dose late in the administration cycle:    We believe that much of the conventional nebulized budesonide dose is delivered much later in the administration cycle, because a smaller percentage of drug is nebulized in the first few minutes of administration. This late, or delayed, delivery in an already lengthy administration cycle can exacerbate poor patient compliance, particularly for young children who may be unlikely to complete a full administration cycle, and reduces the likelihood of a restless toddler receiving a therapeutic dose.

•

Potential side effects associated with local and systemic exposure:    During administration, conventional nebulized budesonide is often deposited in the back of the mouth and throat, never reaching the lungs where the drug is effective. If drug adheres to the back of the mouth and throat, it can lead to localized immune suppression and local side effects, such as oral yeast infections, known as thrush. It can also lead to excessive systemic exposure to the drug, causing suppression of cortisol, a natural steroid hormone produced by the body. Cortisol suppression has been associated with side effects such as lowered immune resistance, reduction in bone density and suppression of bone growth. These side effects may raise concerns among physicians who care for children and among parents whose children have bones that are still developing.

Our Solution: Unit Dose Budesonide

We use our proprietary technologies to develop UDB as a smaller, consistently reproducible budesonide particle. The small size and stability of these drug particles allows for many more drug particles to be collected and transported into the lung by the small droplets generated by the nebulizer. The result is a formulation that exhibits a consistent, linear delivery of therapy over the entire administration time. By creating stable, small drug particles with consistent delivery over time, we believe we have overcome many limitations of current pediatric asthma therapies.

Based on our clinical studies, we believe UDB may provide patients with the following therapeutic benefits when compared to conventional nebulized budesonide:

•

Faster delivery:    UDB has been shown to enable complete administration of an effective dose in approximately half the time of conventional nebulized budesonide. In addition, we may elect in the future to perform the required clinical studies to market UDB with next generation nebulizers. According to our in vitro research, UDB is compatible with next generation nebulizers and may therefore have additional benefits such as an even faster administration time.

•	Higher percentage of drug delivered earlier: UDB’s smaller particle size allows for more consistent dosing throughout a shorter administration cycle. According to our in vitro research, the small size of our UDB particles resulted in approximately twice as much UDB being nebulized in the first two minutes when compared to conventional budesonide. Therefore, restless toddlers are more likely to receive a therapeutic dose more often, potentially resulting in better asthma control, and reduction of emergency room visits.

•

Efficient delivery at a lower dose:    Our studies have shown that our low dose of UDB has the potential to treat asthma effectively with approximately half of the lowest dose of conventional nebulized budesonide, further reducing potential systemic cortisol suppression and associated side effects. UDB is efficiently delivered to the surface of the lung, reducing the amount of drug deposited in the back of the mouth and throat. This may lead to a reduction in oral thrush and systemic cortisol suppression, which may avoid impairment of the child’s immune resistance, bone density and growth. No cortisol suppression has been observed in our clinical studies with UDB to date.

UDB Clinical Development Program

UDB has been shown in our clinical studies to be effective in improving asthma symptoms and to be well tolerated when compared to placebo. Nebulization time has been shown to be three to five minutes. We announced positive results from a Phase 2 clinical trial in February 2007 and we anticipate initiating a Phase 3 clinical program for UDB in pediatric asthmatics in early 2008.

Phase 2 Clinical Trial Results.    In February 2007, we announced positive results from a Phase 2 clinical trial of UDB as a potential treatment for pediatric asthma. The trial included 205 asthmatic children aged one to 18 years old across multiple sites in the United States. The objective of the study was to evaluate the efficacy, tolerability and distribution of drug in the body, or pharmacokinetics, of UDB. The study compared two different doses of UDB, 0.135 mg and 0.25 mg, administered twice a day, in a randomized, double-blind, placebo-controlled trial. The primary endpoint of the study was the change from baseline in Nighttime Composite Symptom Score, which is a composite of the three symptoms of coughing, wheezing and shortness of breath. Secondary endpoints included changes from baseline in Daytime Composite Symptom Score in the same three symptoms, and changes from baseline in morning and evening peak expiratory flow, a measure of lung function. In addition, we evaluated trends in Forced Expiratory Volume in one second, or FEV1, which indirectly measures airway narrowing.

This Phase 2 clinical trial demonstrated that after six weeks of dosing, the combined doses of UDB produced a statistically significant reduction in Nighttime Composite Symptom Score versus placebo (p < 0.03). A p-value of 0.05 or less generally represents statistical significance. Positive trends in FEV1 were seen in those patients old enough to take this test. When evaluating each dose individually, 0.135 mg of UDB twice a day produced a statistically significant reduction in total Nighttime Composite Symptom Score versus placebo (p < 0.002). The higher 0.25 mg twice a day dose was not significantly better than placebo in the primary endpoint of Nighttime Composite Symptom Score. However, we observed consistent trends with respect to secondary endpoints and similar magnitude of FEV1 improvements in both doses compared to placebo, which we believe is sufficient to support future clinical evaluation of the 0.25 mg dose.

The study showed both doses of UDB to be well tolerated, with no serious adverse events reported. There were no incidences of oral thrush. Also, there was no reduction in cortisol levels as compared to placebo over the duration of the study. Patients experienced average nebulization times of three to five minutes, which steadily decreased over the course of the study period.

Phase 3 Clinical Program.    We anticipate initiating a Phase 3 clinical program for UDB in pediatric asthmatics in early 2008, subject to ongoing discussions with the FDA.

Because budesonide is well characterized and previously approved, we may seek FDA marketing approval of UDB under Section 505(b)(2) of the FFDCA. Section 505(b)(2) of the FFDCA provides an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. This may expedite the development program for UDB by potentially decreasing the overall scope of work we must do ourselves.

MAP0004 for the Treatment of Migraine

MAP0004 is our proprietary inhaled version of dihydroergotamine, or DHE, intended to treat migraine. Our Phase 2 studies showed that MAP0004 provided pain relief within ten minutes of dosing and this relief lasted at least 24 hours. Based on these results, we believe MAP0004 has the potential to be suitable as a first-line therapy for some migraine patients. Historically, estimated onset of significant pain relief with oral triptans, the class of drugs most often prescribed for treating migraine, occurs between 45 and 90 minutes after dosing. Migraine is a syndrome characterized by four symptoms: pain, nausea, phonophobia, or abnormal sensitivity to sound, and photophobia, or abnormal sensitivity to light. MAP0004 is an easy to use, non-invasive, at-home therapy which patients self-administer using our proprietary hand-held Tempo inhaler. DHE is available as an intravenous therapy which has been used in clinical settings for over 50 years for the safe and effective treatment of migraine, particularly forms of migraine that are severe or do not respond to triptans or other therapies. DHE’s adoption as a first-line therapy has been limited by its invasive mode of administration and high incidence of nausea. MAP0004 has been shown to retain the rapid onset and long-lasting effectiveness of intravenous DHE while avoiding the nausea that intravenous administration can cause. We announced positive results from our Phase 2 clinical trials in March 2007, and we anticipate initiating a Phase 3 clinical program in early 2008.

Migraine Market

Migraine is a chronic and debilitating neurological disorder characterized by episodic attacks. Migraine attacks typically manifest themselves as moderate to severe headache pain, with associated symptoms that often include nausea and vomiting, photophobia, phonophobia, and visual disturbances or aura. They usually involve “pounding” or “throbbing” pain on one side of the head, although pain may occur on both sides. Migraines limit the normal functioning of patients, who often seek dark, quiet surroundings until the episode has passed. Most migraines last between four and 24 hours, but some last as long as three days. According to published studies, the median frequency of attack is 1.5 times per month, although approximately 25% of migraine sufferers experience one or more attacks every week.

Migraine is a major public health problem that affects up to approximately 12% of the population in the United States and Europe. According to the National Headache Foundation, approximately 30 million people in the United States suffer from migraines. According to data published by IMS Health, the total sales revenue for prescription drugs used to treat migraine is approximately $3.5 billion worldwide. Within this market, triptans are the major class of migraine-specific drugs used for the treatment of acute migraines, with 2006 sales totaling approximately $2.1 billion in the United States and approximately $3.0 billion worldwide. Approximately 90% of triptan prescriptions are for oral formulations, with the remaining 10% split between injectable and nasal formulations. Of the approximately $2.1 billion triptan market in the United States, oral, injectable and nasal formulations accounted for approximately $1.7 billion, $200 million and $100 million in sales in 2006, respectively. Of the seven triptan products, Imitrex, generically referred to as sumatriptan, from GlaxoSmithKline plc, or GlaxoSmithKline, is the market leader, with sales of approximately $1.2 billion in the United States and approximately $1.5 billion worldwide in 2006.

There are two general categories of migraine therapies: acute and preventive. Acute therapies dominate the migraine market and are used during infrequent attacks, typically characterized as one to three attacks per month, and are designed to relieve the pain, nausea, phonophobia and photophobia symptoms of migraine. The goals of acute therapy are to stop the attack quickly and consistently, while preventing recurrence, to maintain the patient’s ability to function, to use the least amount of medication and to limit adverse side effects. Although triptans are the predominant class of drugs used to specifically target migraine, DHE is another class of acute, migraine-specific therapy.

Limitations of Current Migraine Therapies

The type of migraine treatment pursued depends on the frequency and severity of the headache, speed of onset and previous response to medication. In published studies, migraine sufferers often cite faster onset of pain relief and lower incidence of migraine recurrence as two key therapeutic attributes they would like from their medication. The treatment paradigm typically involves patients self-medicating with over-the-counter drugs when pain is mild and attacks are infrequent. Patients with more frequent or severe migraines or those who do not respond to simple analgesics may seek medical attention with a primary care physician initially and then with a headache clinic or neurology specialist if needed. Once a physician has diagnosed migraine, triptans are generally prescribed. If a patient does not respond to one triptan, the physician may switch to another, as the response to various triptans is unpredictable.

Triptans have three major limitations:

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Slow onset:    While triptans have improved the treatment of migraine, their onset of pain relief is relatively slow. Historically, estimated onset of significant pain relief with oral triptans occurs between 45 and 90 minutes after dosing.

•	Not broadly efficacious: Approximately 30% to 40% of migraine patients do not fully respond to triptans. Migraine patients who do not respond to triptan therapy have few satisfactory alternatives.

•	Side effects: Triptans may constrict arteries, which may raise blood pressure.

DHE is an acute therapy and alternative to triptans that has been used for more than 50 years to safely treat migraine. Many headache specialists consider DHE to be the standard of care in treatment of status migrainosus, which is a condition characterized by debilitating migraines that last more than 72 hours. Although DHE overcomes many of the limitations of triptans, historically it has also had its own limitations, including the following:

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Inconvenient and inconsistent dosing:    DHE has been available predominantly for administration nasally and intravenously. Intravenous administration of DHE requires the supervision of a healthcare provider and is typically performed in a headache clinic or hospital setting, which is expensive and requires the patient to travel to one of these locations while suffering with the migraine. Absorption of DHE via the nasal pathway may lead to inconsistent dosing, and generally takes 30 to 60 minutes to provide significant pain relief. Nasal administration of DHE may result in unpleasant taste, and can cause inflammation of the nasal membrane.

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Side effects:    One of the common side effects of conventional DHE administered intravenously is nausea. Patients who receive DHE intravenously are often given an anti-nausea medication at the same time.

Our Solution: MAP0004

We believe that MAP0004 may provide patients with the following benefits when compared to existing migraine therapeutics:

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Rapid onset:    The inhalation of DHE via our Tempo inhaler offered fast onset of pain relief similar to intravenous DHE and faster onset of pain relief than oral and nasal triptans. A clinical study showed that MAP0004 provided pain relief within ten minutes of dosing.

•	Long-lasting: MAP0004 provided long-lasting pain relief with low incidence of recurrence. Our clinical studies support sustained pain relief at 24 hours.

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Broadly efficacious:    Based on historical DHE use, MAP0004 may provide a higher response rate and has the potential to treat patients who have not previously responded to other therapies, such as triptans. We also believe that MAP0004 has the potential to treat additional indications, including chronic migraine, migraine with sensitization, migraine headaches lasting over 72 hours, medication overuse headache, cluster headache, menstrual migraine, adolescent migraine and migraine prophylaxis.

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Convenient and consistent delivery:    MAP0004 is non-injectable and easy to use, which results in increased patient comfort and compliance. Our studies were performed in the home, without clinical supervision and with minimal training. Dose-to-dose variability was comparable to solid oral dosage forms.

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Low incidence of side effects:    Drug-induced nausea was very low in our Phase 2 clinical studies, in which migraine-associated nausea also decreased with treatment. In addition, there were no indications of arterial constriction in our clinical studies. There were no reports of bitter taste or local inflammation associated with the dose of MAP0004 selected for further development.

MAP0004 Clinical Development Program

MAP0004 has been shown in our clinical studies to be effective in providing pain relief to migraine sufferers within ten minutes of dosing and to be well tolerated when compared to placebo. We announced positive results from our Phase 2 clinical trials in March 2007 and we anticipate initiating a Phase 3 clinical program for MAP0004 in migraine patients in early 2008.

Phase 2 Clinical Trial Results.    In March 2007, we announced positive results from two Phase 2 clinical trials with MAP0004 for the treatment for acute migraine.

The objective of the first study was to evaluate the efficacy and tolerability of three different doses of MAP0004 in adult migraine patients when self-administered at home. This Phase 2 study was a randomized, double blind, placebo-controlled study of three doses of MAP0004 in 86 patients. The study consisted of two treatment periods. The first treatment period evaluated two doses of MAP0004, 1.0 mg and 0.5 mg vs. placebo and the second treatment period re-randomized responders in the first treatment period to evaluate a lower dose, 0.25 mg vs. placebo. The combined doses of MAP0004 in the first treatment period showed pain relief at two hours, the study’s primary endpoint (p = 0.016), and sustained pain relief at 24 hours (p = 0.041) compared to placebo in a treatment received population. The 0.5 mg dose of MAP0004 showed pain relief in 32% of the patients at ten minutes (p = 0.019). The 0.5 mg dose also showed pain relief in 72% of the patients at two hours (p = 0.019) and a trend toward sustained pain relief in 43% of the patients at 24 hours (p = 0.066). A number of secondary endpoints were also examined, including sustained pain relief and total migraine relief at multiple time points over 24 hours. The study also showed clinically significant trends in the resolution of phonophobia, photophobia and nausea (reaching p < 0.05) at certain time points. Unlike conventional intravenous DHE, which is generally administered with an anti-nausea medication, MAP0004 was administered by itself and showed no statistically significant drug related increase in nausea. MAP0004 was also shown in the study to be well tolerated, with no serious adverse events reported, including cardiovascular or respiratory adverse events. In the second treatment period, 35 subjects were randomized to treat a second subsequent migraine with a 0.25 mg dose vs. placebo. While symptoms trended towards improvement, no significant benefit was seen with this lowest dose when compared to placebo.

The objective of the second Phase 2 study was to evaluate the safety and tolerability of MAP0004 in subjects with asthma, a common cause of compromised lung function, and to demonstrate that the blood levels of the drug achieved by the therapy were similar to those seen after inhalation by subjects with healthy lungs. This second Phase 2 trial was a randomized, double blind, placebo-controlled study in 19 adult asthmatics. Each patient received, in randomized order over a 15-day period, two doses of 1.0 mg of MAP0004 and one dose of placebo. The study indicated that MAP0004 was well tolerated by subjects with compromised lung function, and that the pharmacokinetics of MAP0004, or distribution of the drug in the body, was similar to that experienced by adults with healthy lungs as shown in an earlier Phase 1 study. No serious or significant drug related adverse events were reported. In addition, no clinically significant changes were observed in pulmonary function tests, heart rate, blood pressure, respiratory rate or mean IgE levels, a measure of drug tolerability in the lung.

Phase 3 Clinical Program.    We anticipate initiating a Phase 3 clinical program for MAP0004 in migraine patients in early 2008, subject to ongoing discussions with the FDA.

Because DHE is well characterized and previously approved, we may seek FDA marketing approval of MAP0004 under Section 505(b)(2) of the FFDCA. Section 505(b)(2) of the FFDCA provides an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. This may expedite the development program for MAP0004 by potentially decreasing the overall scope of work we must do ourselves.

MAP0005 for the Treatment of Asthma and COPD

MAP0005 is our proprietary combination of an ICS and a LABA for the treatment of asthma and COPD. According to Datamonitor, the potential market for asthma and COPD was estimated at approximately $16 billion in 2005, with expected growth to approximately $30 billion by 2015. Current ICS/LABA products such as GlaxoSmithKline’s Advair and AstraZeneca’s Symbicort reached worldwide sales of approximately $6.5 billion and $1.2 billion in 2006, respectively.

We have developed a novel formulation of a combination ICS and LABA suitable for use in both pressurized MDIs and DPIs to treat adolescent and adult asthma and COPD. This product candidate demonstrates our ability to apply our proprietary technology to combine two drugs within a single particle, in this case a corticosteroid with a LABA, in a prespecified ratio and deliver it to the respiratory tract using our proprietary Tempo inhaler. We believe this approach, as compared to current ICS/LABA combinations, will allow the optimal ratio of each drug to the lung to reach the relevant receptors at the cellular level in the lung in a more reproducible and consistent manner, reducing the amount of drug delivered systemically and potentially improving the side effect profile, while improving therapeutic efficacy. This approach has potentially broad applicability for a number of additional combination drug products in diverse indications via inhalation and other routes of delivery. In addition, our approach provides for improved dose-to-dose consistency, also potentially reducing the amount of systemic drug exposure and improving patient safety. We anticipate initiating a Phase 2a clinical study with MAP0005 for the treatment of asthma and COPD in 2007.

We believe MAP0005 serves as a proof of concept for the robust, specific delivery of two therapeutic agents which could benefit from targeted receptor delivery in a fixed ratio within a single particle. We intend to opportunistically evaluate the application of this technology to additional product candidates.

MAP0001 for the Treatment of Diabetes

MAP0001 is our proprietary formulation of insulin for the potential treatment of Type 1 and Type 2 diabetes via pulmonary delivery using our Tempo inhaler. This product candidate demonstrates our ability to apply our proprietary technology to deliver biologically-active proteins and peptides to the lung. The global diabetes market was estimated at approximately $18.5 billion in 2005, with approximately $7.4 billion of these sales from insulin, according to Business Insights.

Our proprietary technology takes advantage of advances in supercritical fluid technology to yield a stable insulin particle which is 10 to 20% of the size of the currently marketed inhalable insulin. Our small insulin particle size allows the drug to be inhaled deeply in the lungs, with only a small percentage of insulin deposited in the back of the mouth and throat. Initial Phase 1a data for this product candidate suggests that we may be able to provide the rapid onset of injected insulin in our Tempo inhaler, at a treatment cost comparable to currently marketed injected insulin products. In a Phase 1a clinical study, MAP0001 was biologically active and achieved maximum therapeutic blood levels as quickly as Novorapid subcutaneous injection, a widely used injectable insulin.

We believe our proprietary formulation coupled with the Tempo inhaler may overcome many of the issues currently associated with inhalable insulin, including adverse side effects, dose-to-dose inconsistency, the inability of the patient to adjust the dose easily, inconvenient and cumbersome administration and high cost relative to subcutaneous injection. MAP0001 does not use excipients, which are non-active ingredients used in a formulation to keep it stable or inhalable but which may cause adverse side effects such as local toxicity or inflammatory response in the lung. The lack of excipients in our product candidate may improve tolerability of the drug and the long-term safety of the drug by avoiding such adverse side effects. Further, because MAP0001 does not require refrigeration and our hand-held Tempo inhaler can contain multiple insulin doses, MAP0001 may be more convenient to administer than certain other inhalable insulin treatments.

Our Technology

Our aerosol delivery and pharmacological profiling technology combines our knowledge of aerosol science and medicine, and enables us to create inhaled drug products with potentially enhanced pharmacological profiles relative to the parent drugs, thereby improving their efficacy and safety. Starting with bulk drug substance, we develop particles with the physical and chemical characteristics that are well suited for the aerosol delivery of the product candidate. The particle engineering allows more of our drug to reach the areas of the respiratory tract to treat disease and reduces the amount of drug that is deposited in the back of the throat where it can cause local and systemic side effects. We then formulate the drug particles into a delivery medium and package them into the aerosol delivery system that is best suited for the formulation and dosing regimen in order to maximize patient compliance. Our expertise in aerosol formulation science and pulmonary medicine allows us to select excipients, already in wide use and regarded as safe, that result in favorable safety characteristics and allow flexibility in delivery format. The resulting drug products can be as consistent and efficient as alternative, often more invasive dosing formats, such as injection, but with the advantages of fast onset, high degree of intake at the target organs, and lower or controlled systemic exposure. The convenience, consistency and efficiency of inhaled administration in combination with the characteristics of our product candidates can offer meaningful therapeutic benefits when compared to existing drugs, increasing the probability of the successful adoption of our product candidates.

We apply our proprietary technologies to optimize drugs for two general types of therapeutic applications:

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Delivery of drugs to treat respiratory diseases locally.    Diseases such as asthma, COPD and some respiratory tract infections have been treated by pulmonary drug delivery for many years in order to target therapeutic effect to the lung and reduce systemic drug exposure and related side effects. Our technology is designed to improve the therapeutic efficacy and safety of known drugs for these applications, by efficiently delivering customized drug particles to those areas in the lung where drug is required and minimizing the drug exposure to other areas of the respiratory tract and body. In addition, our technologies have the potential to broaden the types of respiratory illnesses that can effectively be targeted and treated safely via pulmonary delivery.

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Pulmonary delivery as a non-invasive method of quickly and safely administering systemic drugs. Administration of drugs via the respiratory tract is a non-invasive method of delivering drugs efficiently to the systemic circulation, with rapid onset of action, bypassing the gastrointestinal tract where many drugs are extensively metabolized after oral administration, and with rapid onset of action. The drug, or combination of drugs can reach the intended site of action as quickly as intravenously administered drugs and more quickly than oral, dermal, sublingual or even alternative injection routes, such as subcutaneous or intramuscular. We can apply our technology to small or large molecules, including peptides and proteins.

Aerosol Delivery and Pharmacological Profiling Technology

Our proprietary technologies include particle creation and formulation technologies, which can be applied to small or large molecules, including peptides and proteins. Our technologies also include the development and manufacturing of aerosol delivery devices, including our Tempo inhaler. Tempo is a proprietary, next generation pressurized MDI that dispenses drug automatically when the patient inhales and has high consistency and efficiency compared to other inhalers. Our technologies are covered by over 20 issued U.S. patents and over 25 U.S. patent applications that we own or have licensed, as well as their foreign counterparts.

Particle Creation and Formulation

We control the characteristics of our drug particles by using technology and expertise in aerosol physics, particle science and formulation, and in safety toxicology and pharmacology. We can consistently generate drug-containing aerosols with the optimal particle or droplet sizes for the therapeutic indication. Particles that are too large tend to be deposited in the throat, while medium sized particles are more efficiently delivered to the large bronchial tubes and small particles are more efficiently delivered to the alveoli, the small sacks that make up most of the absorptive surface area of the lung. We can formulate products in propellants without additional excipients, or with small amounts of excipients previously shown to be safe. We can also combine drugs by producing small, inhalable particles composed of one drug which is reproducibly intermingled or coated with multiple drugs in fixed ratios.

One of our key technologies is the generation of particles by supercritical fluid, or SCF, precipitation. SCF gives us the ability to create very small particles ranging from 100 nanometers to ten microns in diameter with highly precise particle size distributions. The particles have very uniform surfaces with few discontinuities or irregularities that provide enhanced aerosol performance. They are also stable for long storage periods without refrigeration, and require minimal or no excipients that can increase the potential for local toxicity or inflammatory response.

In addition to particle generation, we have extensive expertise in formulating aerosol drugs, especially for nebulized and MDI delivery formats. A key feature of this expertise is our know-how in formulating aerosolized drugs with appropriate excipients. We have expertise in formulation screening, assay development, aerosol performance testing and clinical performance simulation, long-term stability testing, large volume non-clinical testing, and generation and release of pre-clinical and clinical supplies through to human clinical proof of concept.

We believe that the combination of these various particle creation and formulation technologies is a key component of our competitive advantage.

Tempo Inhaler Platform

We designed our proprietary Tempo inhaler to enable accurate and reproducible pulmonary delivery of the drug particles we develop. Our Tempo inhaler is an innovative next generation MDI. The Tempo inhaler incorporates the size, ease of use, and convenience advantages associated with standard MDIs, but overcomes their greatest limitations: inconsistent dosing, drug delivery inefficiency and the need for patients to synchronize a breath with manual triggering of the device, which is particularly difficult for certain patient populations such as children and elderly patients. Even the more recently introduced breath-actuated MDIs still suffer from inconsistent dosing and the drug delivery inefficiency of older MDIs.

The Tempo inhaler is designed to offer a number of key competitive advantages compared to standard MDIs. These advantages include:

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Automatic, optimal release of therapy:    Our triggering technology is tuned for each particular drug so that drug release is synchronized to the optimal time in the breathing cycle to allow the released drug to reach the area of the respiratory tract being targeted. For example, data from a clinical study showed that the Tempo inhaler deposited 75% less of a corticosteroid in the mouth and throat and delivered three times as much drug to the lungs as a conventional MDI.

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Plume speed control:    Conventional MDIs spray plumes of drug at speeds of up to 50 miles per hour, causing much of the drug to hit the back of the throat. By contrast, our Tempo inhaler controls and slows down the drug plume to match the speed of the patient’s inhaled breath, so more of the drug is carried into the lungs with the inhaled air.

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Dose consistency:    Our studies indicate that the Tempo inhaler’s dose-to-dose consistency is comparable to oral dosing. Tempo inhaler also includes a counter to display how many doses have been administered so patients can track their medication use and remaining supply. The dose counter can lock out after a maximum number of doses have been delivered to prevent inadvertent overdosing.

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Convenient, multiple dose use:    The Tempo inhaler does not use electronics or batteries, can conveniently contain multiple doses and is relatively easy and cost efficient to manufacture. It can include up to a month’s supply depending on the drug, in a small, handheld package approximately the same size as a conventional MDI and it may be used with small molecule drugs and biologics.

The FDA issued draft guidelines in 1998 covering the MDI performance that they would like MDI manufacturers to achieve. However, they have not implemented the new guidelines to date, in part because conventional MDIs may not be capable of meeting them. We believe that our Tempo inhaler will meet the FDA’s draft guidelines should the FDA elect to implement them.

We are currently developing three product candidates which utilize our Tempo inhaler. In addition to MAP0004, MAP0001 has completed a Phase 1a clinical trial for the treatment of diabetes, and we anticipate initiating a Phase 2a clinical trial with MAP0005 for the treatment of asthma and COPD in 2007.

Our Strategy

Key elements of our strategy include:

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Obtain regulatory approval for our two most advanced product candidates, UDB and MAP0004:    We announced positive results from our Phase 2 clinical development programs for our two most advanced product candidates, UDB and MAP0004, in early 2007. We anticipate initiating Phase 3 clinical programs for both UDB and MAP0004 in early 2008. We believe the risk of clinical trial failure is lower than traditional new chemical entities because we are evaluating drugs that have been previously reviewed and approved by the FDA and have a known safety and efficacy profile.

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Advance and expand our product pipeline in our target commercial areas, leveraging our extensive expertise in pulmonary delivery and respiratory science and medicine in a lower risk manner:    We intend to focus our pipeline development initially on products with established safety and efficacy records, but whose market potential has been limited by safety, relative efficacy, and patient compliance. We believe that we can overcome these limitations by leveraging our technologies. These technologies underpin our competitive advantage in developing multiple, high-value, in-house products with clearly defined patient benefits.

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Build a focused sales force to commercialize UDB and MAP0004:    We intend to build a focused sales force in the United States to market and sell our products, once approved, to pediatricians for UDB, and neurologists and headache specialists for MAP0004.

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Expand the market opportunity for our most advanced product candidates:    In order to expand the commercial opportunity of MAP0004, we may establish partnerships with pharmaceutical companies to market and sell to primary care physicians. Outside the United States, we may establish commercial partnerships for all of our product candidates in order to accelerate development and regulatory approvals in those countries and further broaden their commercial potential.

Collaborations, Commercial and License Agreements

Elan Pharma International Limited License Agreement

In April 2004 we entered into a license agreement with Elan Pharma International Limited, or Elan Pharma, which was superseded in February 2005 by an agreement that clarified the rights previously granted in 2004.

Under the terms of this license agreement, Elan Pharma granted to us a worldwide, exclusive, sublicensable license under Elan Pharma’s intellectual property rights to use, market, distribute, sell, have sold, offer for sale, import and export aqueous formulations of budesonide (alone or with certain other active ingredients) for pulmonary delivery using certain devices for therapeutic use in humans.

Elan Pharma also granted to us, subject to the execution of a manufacturing process transfer agreement, or manufacturing agreement, a non-exclusive sublicensable license in the same field as the exclusive license under its intellectual property rights to make and have made a bulk intermediate form of budesonide in certain countries including Canada, the United States, Ireland, certain countries in Europe, Japan, Australia and New Zealand.

Elan Pharma granted to us a worldwide non-exclusive, sublicensable license to all improvements to its intellectual property rights arising as a direct result of the performance under the license agreement, the services agreement, and/or the manufacturing agreement.

Under the license agreement, we are required to make payments to Elan Pharma based upon achievement of certain development and sales milestones. Under the license agreement, we are required to make payments to Elan Pharma based upon achievement of certain development and sales milestones. As of December 31, 2006, we may be obligated to pay Elan Pharma up to $18.0 million in total future development and sale milestone payments with respect to our UDB product candidate. In addition, we are also required to make payments to Elan Pharma with respect to other product candidates we may develop pursuant to the license agreement. We are also required to pay royalties based on net sales of the product for an initial royalty term, calculated on a country-by-country basis, equal to either the expiration of Elan’s patents covering the product in such country, or 15 years after commercial launch in such country, if Elan does not have patents covering the product in such country. After the initial royalty term, we continue to pay royalties on product sales to Elan at reduced rates.

Elan Drug Delivery, Inc. Services Agreement

In April 2004 we entered into a services agreement with Elan Pharma, and an affiliate of Elan Pharma, Elan Drug Delivery, Inc., or Elan Drug Delivery, which was amended in February 2005 to clarify the rights previously granted in 2004.

Under the services agreement, Elan Drug Delivery agreed to provide development services to us to develop the manufacturing process for a bulk intermediate, aqueous formulation of budesonide, and to manufacture and supply to us pre-clinical and clinical supplies of such formulation. Elan Drug Delivery also agreed to negotiate an agreement to manufacture commercial supplies of such formation.

Either party may terminate the agreement upon a material, uncured breach by the other party. We may terminate the agreement, with or without cause, at any time upon 90 days written notice.

Xemplar Pharmaceuticals, LLC Manufacturing and Supply Agreement

In April 2006 we entered into a manufacturing and supply agreement with Xemplar Pharmaceuticals, LLC, or Xemplar, for the manufacture and supply by Xemplar to us of our clinical and commercial requirements of pressurized metered dose aerosol canisters containing placebo or active ingredient that are housed within a fully-assembled Tempo inhaler and packaged for clinical and commercial use.

Xemplar agreed to convert its manufacturing facility into a GMP contract manufacturing facility suitable for the commercial production of the product prior to or when Xemplar obtains the approvals necessary to manufacture these products in compliance with the manufacturing agreement.

We have agreed that, from the date the first NDA is submitted for a product and for a period of five years thereafter we will purchase the fully-assembled Tempo inhalers only from Xemplar, and Xemplar will manufacture and supply from its manufacturing facility all such devices as we require to support development and commercialization. If Xemplar fails to supply on time under certain circumstances, we have the right to immediately terminate the manufacturing agreement by written notice and to manufacture the product ourselves or purchase it from a third party.

Either party may terminate the agreement upon a material, uncured breach or default by the other party. We may terminate the agreement upon 60 days written notice upon our reasonable determination that Xemplar does not have the capability to manufacture the product in accordance with the warranty or in sufficient quantities.

Nektar Therapeutics Amended Restated and Amended License Agreement

We entered into a license agreement with Nektar Therapeutics UK Limited, or Nektar, in June 2004, and amended the agreement in August 2006. Under the agreement, Nektar granted us a worldwide, exclusive license, with a right to sublicense, under Nektar patents and know-how, to develop and commercialize any formulation of a form of dihydroergotamine for administration by inhalation using a device. The Nektar patents licensed to us include two types of patent claims: compound-limited claims and compound-inclusive claims. Compound-limited claims are Nektar patent claims that claim a form of dihydroergotamine, or formulations or methods of manufacture or methods of use of dihydroergotamine, and our license to these claims is fully-paid up and royalty free, and will survive expiration or any termination of the agreement. Compound-inclusive claims are Nektar patent claims that are not compound-limited claims, and our license to these claims is royalty-bearing. Our obligation to pay royalties to Nektar is based on net sales of products, and will continue, on a country-by-country basis, until the longer of expiration of Nektar patents covering the product, or ten years after the first commercial sale of the product, or the date that Nektar’s know-how becomes known to the general public. In addition, we are required to make future payments based upon achievement of certain product development milestones. As of December 31, 2006, we may be obligated to pay Nektar up to $6.0 million in total future development milestone payments with respect to our MAP0004 product candidate.

Under the agreement, we granted Nektar a worldwide, nonexclusive, royalty-free license under our patents and know-how solely to the extent useful or necessary for Nektar to fulfill its obligations under the agreement.

Either party may terminate the agreement upon a material, uncured default of the other party. We may terminate the agreement, with or without cause, at any time upon six months written notice.

Eiffel Research and Development, License and Supply Agreement

In September 2005 we entered into a research and development, license and supply agreement, or the R&D agreement, with Eiffel Technologies Limited, or Eiffel, pursuant to which Eiffel agreed to research and develop certain methods for manufacturing formulations of beta-agonists, alone or with any steroid, steroids, or insulin, using Eiffel’s supercritical fluid particle formulation technology to formulate such compounds for inclusion in inhalable pharmaceutical products. Eiffel also agreed to manufacture pre-clinical and clinical supplies of such formulations.

Under the R&D agreement, Eiffel granted to us an exclusive, worldwide, sublicensable license under certain of its intellectual property rights to develop, use, make, sell, offer for sale, export and import the formulations it develops under the agreement with an appropriate delivery device for use in either pulmonary delivery, or in pulmonary and nasal delivery, depending on the type of formulation being developed.

In addition to certain payments we must make to Eiffel for research and development activities performed by Eiffel, we must make payments to Eiffel upon our achievement of certain development milestones. As of December 31, 2006, we may be obligated to pay Eiffel up to $11.0 million in total future development milestone payments for both of our MAP0005 and MAP0001 product candidates. In addition, we must pay to Eiffel royalties based on sales by us or our affiliates of products that include the formulations developed by Eiffel on a product by product and country by country basis until the later of the date upon which the manufacture, use, sale, offer for sale or import of such product is no longer covered by an issued and unexpired patent or pending patent application controlled by Eiffel in that country, or 10 years after commercial launch of the product in that country. Additionally, we must pay to Eiffel a percentage of amounts we receive from our sublicensees, less any milestone payments we have made to Eiffel.

Either party may terminate the agreement upon a material, uncured default of the other party or if the other party becomes insolvent. We may terminate the agreement, with or without cause, at any time upon three months written notice.

Intellectual Property

We protect our technology through the use of patents, trade secrets and proprietary know-how. We own or in-license over 20 issued U.S. patents, and over 25 U.S. patent applications, as well as their foreign counterparts, which relate to our product candidates or our proprietary technologies. Our patent and patent applications include claims covering:

•	various formulations of compounds;

•	the processing of these compounds;

•	sterilization and stabilization of these compounds; and

•	the treatment of certain diseases via delivery of certain compounds to the lung.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We have rights to several third-party proprietary processing and manufacturing technologies related to our product candidates. See “—Collaborations, Commercial and License Agreements.” We rely on such third parties to protect the intellectual property we license, and we do not and have not had any control over the filing or prosecution of patent applications. We cannot be certain that such prosecution efforts have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents. Our enforcement of these licensed patents or defense of any claims asserting the invalidity of these patents would also be subject to the cooperation of the third parties.

Manufacturing

All of our current good manufacturing practices, or cGMP, are outsourced to third parties with oversight by our internal managers. We have limited non-cGMP manufacturing capacity in-house. We rely on third-party manufacturers to produce sufficient quantities of drug product for use in clinical trials. We intend to continue this practice for any future clinical trials and large-scale commercialization of UDB, MAP0004 and for any other potential products for which we retain significant development and commercialization rights.

The active pharmaceutical ingredient, or API, of UDB has been manufactured by a contract manufacturer, or CMO, located in Europe. Our CMO has extensive experience manufacturing steroids under cGMP and has the capacity to manufacture at commercial scale. We are exclusive licensees of the manufacturing process for production of processed budesonide bulk drug product intermediate, or BDPI. Under our worldwide collaboration with Elan, Elan will be responsible for the manufacture and supply of BDPI to be used in the development and commercialization of UDB. See “—Collaborations, Commercial and License Agreements—Elan Pharma International Limited License Agreement.” We have the option to transfer the manufacture of this BDPI to a third party at a future date. Final UDB drug product is currently packaged as a suspension in a unit dose vial at a third-party CMO.

The API of MAP0004 has been manufactured by a CMO located in Europe. Our CMO has extensive experience manufacturing MAP0004 under cGMP and has the capacity to manufacture at commercial scale. We are exclusive licensees of the manufacturing process for production of processed MAP0004 BDPI. Under our worldwide license from Nektar, we have enabled another CMO to manufacture clinical and commercial supply of BDPI to be used in the development and commercialization of MAP0004. Final MAP0004 drug product is currently packaged together with the components of the Tempo inhaler at a third-party CMO.

The Tempo inhaler is manufactured by third-party CMOs. The plastic component manufacturing and sub-assembly, valve manufacture, canister manufacture and canister fill with final assembly are each performed by a different third-party CMO. Each have extensive experience with medical-grade clinical and commercial scale device manufacture under cGMP.

Competition

The pharmaceutical industry is highly competitive, with a number of established, large pharmaceutical companies, as well as many smaller companies. Many of these companies have greater financial resources, marketing capabilities and experience in obtaining regulatory approvals for product candidates. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products which may target the same markets as our product candidates. We expect any future products we develop to compete on the basis of, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of administration and drug delivery. One or more of our competitors may develop products based upon the principles underlying our proprietary technologies earlier than us, obtain approvals for such products from the FDA more rapidly than us or develop alternative products or therapies that are safer, more effective and/

or more cost effective than any future products developed by us. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial areas.

Pediatric Asthma

If approved for the treatment of pediatric asthma, we anticipate that UDB would compete with other marketed asthma therapeutics including:

•

Inhaled corticosteroids:    Conventional nebulized budesonide is the only FDA approved inhaled corticosteroid for treating asthma in children under four years old and is available from AstraZeneca as Pulmicort Respules. Pulmicort Respules generated approximately $700 million in sales in the United States and approximately $900 million worldwide in 2006 according to data published by IMS Health.

•

Leukotriene antagonists:    Singulair is currently marketed by Merck & Co., Inc., or Merck. Singulair achieved sales in 2006 of approximately $2.9 billion in the United States, and we believe that prescriptions for children less than six years old generated approximately $400 million of that total.

We may also face competition from potential generic entry of conventional nebulized budesonide. For example, Teva Pharmaceuticals Industries Ltd. has filed a generic or abbreviated new drug application, or ANDA, for conventional nebulized budesonide based on Pulmicort Respules. Although a generic product could not be substituted for UDB, if approved, a generic version of conventional nebulized budesonide may be more quickly adopted by health insurers and consumers than UDB, as financial pressure to use generic products and uncertainty of reimbursement for single source alternatives, such as UDB, may encourage the use of a generic product over UDB.

Migraine

If approved for the treatment of acute migraine, we anticipate that MAP0004 would compete against other marketed migraine therapeutics. The majority of marketed products for treatment of migraine are in the triptan class. According to data published by IMS Health, the worldwide triptan market totaled approximately $3.0 billion in revenues for 2006. The largest selling triptan is Imitrex from GlaxoSmithKline, with 2006 sales of approximately $1.2 billion in the United States and $1.5 billion worldwide. There are six other branded triptan therapies being sold by pharmaceutical companies. Alternative formulations of triptans are available which may have faster onset of action than solid oral dosage forms. Alternative formulations of DHE include Migranal, which is nasally delivered. In addition to the marketed migraine therapeutics, there are several product candidates under development that could potentially be used to treat migraines and compete with MAP0004 including several products under development by large pharmaceutical companies such as GlaxoSmithKline and Merck, and other smaller companies.

In addition, we may face competition from generic sumatriptan, the active ingredient in Imitrex. Although generic sumatriptan could not be substituted for MAP0004, if approved, a generic version of sumatriptan may be more quickly adopted by health insurers and consumers than MAP0004, as financial pressure to use generic products and uncertainty of reimbursement for single source alternatives, such as MAP0004, may encourage the use of a generic product over MAP0004.

Government Regulation

Federal Food, Drug and Cosmetic Act

Prescription drug products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of such products under the FFDCA and its implementing regulations, and by comparable agencies and laws in foreign countries. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

New Drug Applications (NDAs)

A new drug approval by the FDA is generally required before a drug may be marketed in the United States. This process generally involves:

•	completion of pre-clinical laboratory and animal testing in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug, or IND, application for human clinical testing which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA’s cGMP regulations; and

•	submission to and approval by the FDA of an NDA application.

The pre-clinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Pre-clinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of pre-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. As a separate amendment to an IND, a sponsor may submit a request for a Special Protocol Assessment, or SPA, from the FDA. Under the SPA procedure, a sponsor may seek the FDA’s agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase 3 clinical trial is commenced. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, including regulations for informed consent.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following three sequential phases, which may overlap:

•

Phase 1:    Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

•

Phase 2:    Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase 3 clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 trial that could, if positive and accepted by the FDA, serve as a pivotal trial in the approval of a product candidate.

•

Phase 3:    These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

•

Phase 4:    In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase 4 studies.

The results of product development, pre-clinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information. Once the submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for NDA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to a drug that offers at most, only minor improvement over existing marketed therapies. Standard Review NDAs have a goal of being completed within a ten-month timeframe. A Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review an NDA is reduced such that the goal for completing a Priority Review initial review cycle is six months. It is likely that our product candidates will be granted a Standard Review. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase 3 clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and FDA may interpret data differently than us. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase 4 studies, and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these postmarketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for modifications to formulations of products previously approved by the FDA, an applicant may file an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch Waxman Act permits the applicant to rely upon the FDA’s findings of safety and effectiveness based on certain pre-clinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that a Section 505(b)(2) NDA relies on studies conducted for a previously approved drug product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book. Specifically, the applicant must certify for each listed patent that (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patent or that such patent is invalid is known as a Paragraph IV certification. If the applicant does not challenge the listed patents through a Paragraph IV certification, the Section 505(b)(2) NDA application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) NDA application also will not be accepted or approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a New Chemical Entity, listed in the Orange Book for the referenced product, has expired.

If the 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the referenced NDA and patent holders once the 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the Paragraph IV certification. Under the FFDCA, the filing of a patent infringement lawsuit within 45 days of their receipt of a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA for 30 months, or until a court decides that the patent is invalid, unenforceable or not infringed, whichever is earlier. The court also has the ability to shorten or lengthen the 30 month stay if either party is found not to be reasonably cooperating in expediting the litigation. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its product only to be subject to significant delay and patent litigation before its product may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45 day period, the applicant’s NDA will not be subject to the 30 month stay.

DEA Regulation

Our research and development processes involve the controlled use of hazardous materials, including chemicals. Some of these hazardous materials are considered to be controlled substances and subject to regulation by the U.S. Drug Enforcement Agency, or the DEA. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. We must be registered by the DEA in order to engage in these activities, and are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess ongoing compliance with the DEA’s regulations. Any failure to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of the DEA registration, injunctions, or civil or criminal penalties.

International Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates has been commercialized for any indication, once they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels. Government payor programs, including Medicare and Medicaid, private health care insurance companies, and managed-care plans have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The United States Congress and state legislatures from time to time propose and adopt initiatives aimed at cost-containment. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems. Examples of how limits on drug coverage and reimbursement in the United States may cause reduced payments for drugs in the future include:

•	changing Medicare reimbursement methodologies;

•	fluctuating decisions on which drugs to include in formularies;

•	revising drug rebate calculations under the Medicaid program; and

•	reforming drug importation laws.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse health care providers who use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for our product candidates and operate profitably.

Manufacturing Requirements

We and our third-party manufacturers must comply with applicable FDA regulations relating to FDA’s cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including Warning Letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Other Regulatory Requirements

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a Warning Letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on us.

Legal Proceedings

We are not currently a party to any legal proceeding.

Employees

As of May 31, 2007, we employed 55 full-time employees. Of the full-time employees, 3 were engaged in sales and marketing, 41 were engaged in product development and clinical activities and 11 were engaged in general and administrative activities. We plan to continue to expand our product development programs. To support this growth, we will need to expand managerial, operations, development, regulatory, sales, marketing, finance and other functions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Mountain View, California, where we occupy approximately 32,000 square feet of office space. The term of the lease expires June 2008. We have two options to extend the lease for additional terms of three to five years each, provided that we provide notice to the landlord at least nine months prior to the expiration of the initial term of the lease, or if applicable, the first extension term of the lease. We believe that the facilities that we currently lease are adequate for our needs for the immediate future and that, should it be needed, additional space can be leased to accommodate any future growth.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors.

Name	Age	Position
Timothy S. Nelson	43	President and Chief Executive Officer, Director
Thomas A. Armer, Ph.D.	53	Chief Scientific Officer, Director
Christopher Y. Chai	41	Chief Financial Officer
Anastasios Gianakakos	34	Senior Vice President, Corporate and Business Development
Stephen B. Shrewsbury, M.B. Ch.B.	50	Vice President, Clinical and Regulatory Affairs
Steven A. Elms(3)	43	Chairman, Board of Directors
John G. Freund, M.D.(3)	53	Director
Carl Goldfischer, M.D.(2)	48	Director
Gerri A. Henwood(1)(2)	54	Director
Bernard Kelley(1)(2)	65	Director
Matthew V. McPherron(1)(3)	42	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Timothy S. Nelson has served as our President and Chief Executive Officer since April 2005. From 1998 to 2005, Mr. Nelson served as Senior Vice President of Commercial and Business Development at DURECT Corporation, a pharmaceutical company. From 1992 to 1998, Mr. Nelson held various senior management positions with Medtronic, Inc., a medical device company, including Business Director of the Neurological Division for Europe, the Middle East and Africa from 1996 to 1998. Mr. Nelson received an M.M. from the Kellogg School of Management at Northwestern University and a B.S. in chemical engineering from the University of Minnesota.

Thomas A. Armer, Ph.D. has served as our Chief Scientific Officer since our inception and served as our President and Chief Executive Officer from inception to April 2005. From 1998 to 2003, Dr. Armer served as Vice President of Pulmonary Delivery Systems and later as Chief Scientific Officer at Sheffield Pharmaceuticals, Inc., a pharmaceutical company. Sheffield Pharmaceuticals filed for Chapter 7 bankruptcy in June 2003. From 1989 to 1998, Dr. Armer held a series of senior management and product development positions at the Novon Products Group, a division of Warner-Lambert, and Aeroquip Vickers Corporation. Dr. Armer received a Ph.D. in chemical engineering from Tulane University.

Christopher Y. Chai has served as our Chief Financial Officer since September 2006. From 1998 to 2006, Mr. Chai was employed by CV Therapeutics, Inc., a biopharmaceutical company, where he held various management positions, including Vice President for Treasury and Investor Relations. From 1988 to 1998, Mr. Chai worked at J.P. Morgan & Co. Incorporated, most recently as a healthcare investment banker. Mr. Chai received a B.S. in operations research and industrial engineering from Cornell University.

Anastasios Gianakakos has served as our Senior Vice President of Corporate and Business Development since September 2006. From 2001 to 2006, Mr. Gianakakos held a variety of leadership positions at Codexis, Inc., a biotechnology company, including Senior Vice President of Business Development and head of Codexis’s Pharmaceuticals Business Unit. From 1998 to 2001, Mr. Gianakakos was Director of Business Development at Maxygen, Inc., a biopharmaceutical company. Mr. Gianakakos received an M.B.A. from Harvard Business

School, an M.S. in biotechnology from Northwestern University, and a B.S. in chemical engineering and a B.S. in economics from the Massachusetts Institute of Technology.

Stephen B. Shrewsbury, M.B., Ch.B. has served as our Vice President of Clinical and Regulatory Affairs since February 2005. From 2002 to 2005, Dr. Shrewsbury served as Senior Director of Clinical Development at Chiron Corporation, a biotechnology company. From 1993 to 2002, Dr. Shrewsbury held various management positions at GlaxoSmithKline plc, a pharmaceutical company, including Director of Clinical Development from 2001 to 2002 and Senior Clinical Program Manager from 2000 to 2001. Dr. Shrewsbury received a diploma in pharmaceutical medicine from the Royal College of Physician’s (UK) Faculty of Pharmaceutical Medicine, a diploma from the Royal College of Obstetricians and Gynecologists (UK), and bachelors’ degrees in medicine and surgery from Liverpool University.

Board of Directors

Steven A. Elms has served as Chairman of our board of directors since June 2004. Since 2000, Mr. Elms has served as a Managing Director of Perseus-Soros BioPharmaceutical Fund L.P., a private equity firm, and since 2005, has served as a Managing Director of Aisling Capital LLC, a private equity firm. From 1995 to 2000, Mr. Elms served as a Principal at the Life Sciences Investment Banking Group of Chase H&Q, formerly known as Hambrecht & Quist. Mr. Elms is a member of the board of directors of Bioenvision, Inc., a biopharmaceutical company, and a number of private companies. Mr. Elms received an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. in human biology from Stanford University.

John G. Freund, M.D. has served as a member of our board of directors since August 2004. Since 1997, Dr. Freund has been a Managing Director of Skyline Ventures, a venture capital firm. From 1995 to 1997, Dr. Freund served as a Managing Director in the private equity group at Chancellor Capital Management, Inc., an investment firm. In 1995, Dr. Freund co-founded Intuitive Surgical Inc., a medical device company, and served as a Director until 2000. From 1988 to 1994, he held various positions at Acuson Corporation, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners. Dr. Freund serves on the boards of directors of Hansen Medical, Inc., a medical device company, XenoPort, Inc., a biopharmaceutical company, Sirtris Pharmaceuticals, Inc., a biopharmaceutical company, The New Economy Fund, The SMALLCAP World Fund, and a number of private companies. Dr. Freund received an M.B.A. from Harvard Business School, where he graduated with high distinction and was a Baker Scholar, an M.D. from Harvard Medical School and a B.A. from Harvard College.

Carl Goldfischer, M.D. has served as a member of our board of directors since August 2004. Since 2000, Dr. Goldfischer has been employed by Bay City Capital LLC, a venture capital firm, where he is currently an Investment Partner and Managing Director and serves as a member of its board of directors and executive committee. From 1996 to 2000, Dr. Goldfischer served as the Chief Financial Officer of ImClone Systems Incorporated, a pharmaceutical company. Dr. Goldfischer is a member of the board of directors for BrainCells Inc., a biopharmaceutical company, EnteroMedics, Inc., a biomedical device company, Etex Corporation, a biomaterials company, Metabolex, Inc., a pharmaceutical company, Poniard Pharmaceuticals, Inc., a biopharmaceutical company, and PTC Therapeutics, Inc., a biopharmaceutical company. He received an M.D. in scientific research from Albert Einstein College of Medicine and a B.A. from Sarah Lawrence College.

Gerri A. Henwood has served as a member of our board of directors since June 2004. Ms. Henwood is currently the President of an independent consulting firm called Malvern Consulting Group. From 1999 to July 2006, Ms. Henwood was President, Chief Executive Officer, and until May 2005, Chairman of the Board of Auxilium Pharmaceuticals, Inc., a pharmaceutical company. From 1985 to 1999, Ms. Henwood served as President and Chief Executive Officer of IBAH, Inc., a publicly traded contract research company, originally named Bio-Pharm Clinical Services, Inc., a company which she founded. Ms. Henwood is a member of the board of directors of Alkermes, Inc. a pharmaceutical company. She received a B.S. from Neuman College.

Bernard Kelley has served as a member of our board of directors since May 2007. From 1993 to 2002, Mr. Kelley was the President of the Merck Manufacturing Division, a division of Merck & Co., Inc., and he served as a member of the Merck Management Committee from 1995 to 2002. Since 2003, Mr. Kelley has served as a member of the board of directors of Aegis Analytical Corporation, an enterprise software company. Mr. Kelley currently serves on the board of directors of Codexis, Inc., a biotechnology company. Mr. Kelley received a B.S. in engineering from the U.S. Naval Academy.

Matthew V. McPherron has served as a member of our board of directors since January 2006. Since 1998, Mr. McPherron has been employed by Bain Capital LLC, an investment firm, where he is currently a Managing Director of the Brookside Fund. From 1997 to 1998, Mr. McPherron served as the President and Chief Operating Officer for U.S. Carelink, Inc., a clinical information company. Mr. McPherron received an M.B.A. from Harvard Business School and a B.S. from the University of Kansas.

Board Composition

Our board of directors may establish from time to time by resolution the authorized number of directors. Currently, nine directors are authorized, of which two are independent directors, five are designated by the current holders of our preferred stock, one is designated by the founders of the company and one also serves as our chief executive officer. We are in the process of identifying additional independent director candidates for our board of directors. In accordance with our amended and restated certificate of incorporation to be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2008;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2009; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2010.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consists of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are Dr. Goldfischer, who is the chair of the committee, Ms. Henwood and Mr. Kelley. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Global Market. Our board has determined that Carl Goldfischer is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Global Market. Dr. Goldfischer, Ms. Henwood and Mr. Kelley are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Market.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Ms. Henwood, who is the chair of the committee, Mr. Kelley and Mr. McPherron. Each of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, the Nasdaq Global Market and the Internal Revenue Code of 1986, as amended, or the Code.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Mr. Elms, who is the chair of the committee, Dr. Freund and Mr. McPherron. Each of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of the SEC and the Nasdaq Global Market.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been an officer or employee of ours. None of our executive officers currently serves or in the prior three years has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.mappharma.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Director Compensation

Following the completion of this offering, each non-management director shall receive an annual cash retainer of $             per year, paid quarterly. Such directors shall also receive an additional annual cash retainer of $             per year, paid quarterly, for being a member of our compensation committee, except that the

chairperson of our compensation committee shall receive an additional annual cash retainer of $             per year, paid quarterly. Non-management directors shall also receive an additional annual cash retainer of $             per year, paid quarterly, for being a member of our nominating and corporate governance committee, except that the chairperson of our nominating and corporate governance committee shall receive an additional annual cash retainer of $             per year, paid quarterly. Non-management directors shall also receive an additional annual cash retainer of $             per year, paid quarterly, for being a member of our audit committee, except that the chairperson of our audit committee shall receive an additional annual cash retainer of $             per year, paid quarterly.

Upon election to our board of directors, each non-management director shall receive an initial option grant of options with an exercise price equal to the fair market value of our common stock on the date of grant. Such initial option grant shall be vested and become exercisable as to one quarter of the total number of shares subject to the option on the one year anniversary of the date the director commences service on our board of directors, with the remainder of the option vesting and becoming exercisable at a rate of  1/48th of the total number of shares subject to the option each month thereafter. After the full vesting of the initial option grant, each non-management director shall also receive an annual grant of              options with an exercise price equal to the fair market value of our common stock on the date of grant. Such annual option grant shall be vested and become exercisable as to one twelfth of the total number of shares subject to the option on each monthly anniversary of the date the director commenced service on our board of directors.

During the fiscal year ended December 31, 2006, we did not pay any compensation to our non-employee directors, except for a grant of 31,643 option shares on December 1, 2006 to Gerri A. Henwood in connection with her service as a member of our board of directors and reasonable reimbursement for travel expenses incurred by Ms. Henwood in connection with attendance at board meetings. The options were granted to Ms. Henwood with an exercise price of $0.42 per share and vest as to  1/4th of the total number of shares subject to the option on December 1, 2007, with the remainder of the shares vesting at a rate of  1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested.

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended December 31, 2006.

Name	Option Awards ($)(1)	Total ($)
Gerri A. Henwood	$819	$819

(1)	The amount included in the “Option Awards” column represents the compensation cost that was recognized by us in fiscal year 2006 related to grants of options during fiscal year 2006 determined in accordance with SFAS No. 123R, Share Based Payment. The grant date per share fair value of Ms. Henwood’s option award is $1.25, as computed in accordance with FAS 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our consolidated financial statements included in this prospectus. As of December 31, 2006, Ms. Henwood had outstanding option awards to purchase an aggregate of 63,286 shares.

Executive Compensation

Compensation Discussion and Analysis

We have adopted a performance based compensation strategy for our executive officers that focuses executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. The compensation committee of our board of directors is responsible for evaluating and administering our compensation programs and practices to ensure that they properly incentivize our work force and appropriately drive corporate performance while remaining competitive with comparable life sciences companies competing in our labor market. Our compensation committee reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation.

Objectives of our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

•	attract, engage and retain exceptionally talented and highly experienced executives in the competitive and dynamic life sciences industry;

•	motivate and reward executives whose knowledge, skills and performance ensure our continued success;

•

encourage and inspire our executives to achieve key corporate strategic and financial performance objectives by linking incentive award opportunities to the achievement of personal and company-wide short and long-term goals; and

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases.

Our Executive Compensation Programs

The components of our executive compensation program consist primarily of base salary, annual cash incentive bonuses and equity awards and broad-based benefits programs. We use an array of short-term compensation components (such as base salaries and cash incentive bonuses) and long-term compensation components (such as equity incentive compensation) to provide an overall compensation structure that is designed to both attract and retain key executives as well as provide incentive for the achievement of long-term corporate objectives. Our compensation committee uses its judgment and experience along with the recommendations of the chief executive officer (except in connection with his own compensation) to determine the appropriate mix of long-term and short-term compensation elements for each executive officer. Our compensation committee analyzes each of the primary elements of our compensation program to ensure that our executives’ overall compensation is competitive with executive officers with similar positions at comparable life sciences companies in our labor market. In 2006, for purposes of approving the compensation of our executive officers, the compensation committee established and then recommended compensation awards to our full board of directors for approval. Additionally, upon the recommendation of our compensation committee, our board of directors also approved specific performance objectives and metrics applicable to performance based compensation for our executives.

Our compensation committee utilized publicly available compensation data and subscription compensation survey data for national and regional companies similar in size and scope to us in the biopharmaceutical industry to aid in formulating recommendations and developing our compensation policies and programs. Specifically, our compensation committee looked to compensation practices and policies at a group of peer companies, including Affymax, Inc., Alexza Pharmaceuticals, Inc., Aradigm Corporation, Cadence Pharmaceuticals, Inc., Osiris Therapeutics, Inc., Solexa, Inc. and Theravance, Inc. We believe that the practices of this peer group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as paying particular attention to a subset of the data from those companies at a similar stage of development as our company and have a similar number of employees.

Our compensation committee has adopted a pay-for-performance compensation philosophy, which is intended to keep the average aggregate compensation of our executives at a level which is between the sixtieth and seventy-fifth percentile of compensation at the companies within our peer group which are at a similar stage of development as our company and that have a similar number of employees. We work within the general framework of this pay-for-performance philosophy to determine each component of an executive’s compensation package based on numerous factors, including:

•	performance goals and other expectations for the position and the individual;

•	the individual’s particular background and relevant expertise, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

•	the demand and competition for the individual within the marketplace; and

•	comparison to other executives within our company having similar levels of expertise and experience.

Each of the primary elements of our executive compensation program are discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual element, to a greater or lesser extent, serves each of our objectives.

Annual Cash Compensation

Base Salary

Base salaries are set at levels which are intended to be competitive with similar positions at our peer group companies. The base salaries of all executive officers are reviewed annually and adjusted to reflect individual roles and performance. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer’s responsibilities justifies such consideration or, in limited circumstances, to maintain salary equity within our competitive environment. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that competitive base salaries can motivate and reward executives for their overall performance and serve to retain valuable executives.

In January 2006, our board of directors approved an increase in the base salaries of our executive officers as follows: the base salary of Mr. Nelson, our President and Chief Executive Officer, increased from $285,000 to $300,000 per year, and the base salary of Dr. Armer, our Chief Scientific Officer and co-founder increased from $230,000 to $240,000 per year. The base salary of Dr. Shrewsbury, our Vice President of Clinical and Regulatory Affairs, increased from $275,000 to approximately $286,000 per year. We hired Mr. Chai as our Chief Financial Officer in September 2006 and established his base salary at $240,000 per year. Mr. Chai was also paid a hiring bonus of $20,000. In September 2006, we hired Mr. Gianakakos as Senior Vice President of Corporate and Business Development and established his base salary at $235,000 per year. Mr. Gianakakos was also paid a hiring bonus of $30,000.

Cash Incentive Bonuses

Each year, our compensation committee has approved a cash incentive bonus plan with pre-defined target payouts as a percent of salary based on achievement of company and personal objectives. Our bonus plan is designed to drive shareholder value by fostering teamwork throughout our company by tying incentive compensation to company-wide performance measures we believe are most important to the success of our company as well as to individual performance. An executive’s bonus payment is based principally on the achievement of the major corporate objectives, including, for example, research, development, and operational milestones. The various corporate objectives and individual goals for each executive are approved annually by our compensation committee and approved by our board of directors with specific weighing for each metric. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. In 2006, our Chief Executive Officer was eligible for an annual performance-based cash bonus with a target of 35% of his base salary. Our Chief Scientific Officer was eligible for an annual performance-based bonus with a target of 30% of his base salary. Our Chief Financial Officer was eligible for an annual performance-based cash bonus with a target of 25% of his base salary. Our Senior Vice President of Corporate and Business Development and our Vice President of Clinical and Regulatory Affairs were eligible for an annual performance-based cash bonus with a target of 20% of their base salary. Our board of directors and our compensation committee approve corporate and individual executive objectives at what they believe are aggressive levels so as to require substantial effort and commitment by our executives to attain the targets, with such efforts significantly contributing towards increased stockholder value and elevated business performance. A minimum threshold of performance against corporate objectives must be achieved in order for an executive to be eligible to receive any portion of their cash incentive bonus. Furthermore, the established individual objectives, and the associated bonus amounts, will not be achieved by average or below average performance by the executive. Our compensation committee may also, in its discretion, award bonuses to executives based upon such other terms and conditions as they may determine are appropriate.

Equity Incentive Compensation

We believe that our long-term performance is best facilitated through a culture of executive ownership that encourages long-term investment by our executive officers in our equity, thereby better aligning the executives’ interests with the interests of our shareholders. To encourage this ownership culture, we typically make an initial equity award of stock options to new employees followed by annual performance based equity grants as part of our overall compensation program. Our compensation committee is authorized to make equity grants to all our employees including our executive officers. All annual grants of options to our executive officers are recommended by our compensation committee and approved by our board of directors. These grants have an exercise price that is at least equal to the fair market value of our common stock on the grant date and are typically subject to a four year vesting schedule with 25% of the grant vesting on the first anniversary of the date of hire and then monthly thereafter for the next three years. The size of the initial stock option award is determined based on the executive’s position with us and takes into account the executive’s base salary and other compensation as well as an analysis of the grant and compensation practices of our peer companies as represented in the compensation data that we review in connection with establishing our overall compensation policies. The initial stock option awards are intended to provide the executive with an incentive to build value in the organization over an extended period of time while remaining in line with our overall compensation philosophy.

In 2006 we considered a number of factors in determining the amount of periodic equity incentive awards, if any, granted to our executives, including:

•	the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives; and

•	the amount and percentage of our total equity on a diluted basis held by our executives individually and as a group.

Restricted Stock Awards

Our compensation committee has in the past granted awards of restricted stock to certain executives. In the future, we may determine that awards of restricted stock are an appropriate vehicle to reward and incentivize our executives and further align our executives’ interests with our shareholders.

Termination Based Compensation

In connection with certain terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements and offer letters. In addition, we intend to enter into Change of Control Agreements with each of our executives which will provide alternative severance payments and benefits in the event the executive is terminated without cause or resigns with good reason within 12 months following certain transactions or changes in our controlling shareholders. In setting the terms of and determining whether to approve such arrangements, our compensation committee recognized that executives, especially highly ranked executives, often face challenges securing new employment following termination and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on the executives’ performance. The severance payments and benefits are typically composed of cash payments in lieu of salary and bonus and continued health care coverage for a limited period of time.

Other Compensation

All of our executive officers are eligible to participate in certain benefit plans and arrangements offered to employees generally, including health, dental, life, disability, our 401(k) and 125 plans. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers. Our compensation committee in its discretion may revise, amend or add to any executive’s benefits and perquisites as it deems advisable. We do not believe it is necessary for the attraction or retention of management talent to provide the officers with a substantial amount of compensation in the form of perquisites.

Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid to our Chief Executive Officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation that we paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers during the year ended December 31, 2006. We refer to these officers in this prospectus as our named executive officers.

Name and Principal Position	Year(7)	Salary ($)	Bonus ($)		Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)	Total ($)
Timothy S. Nelson	2006	$294,531	—		$89,259	$128,310	—	$512,100
Chief Executive Officer
Christopher Y. Chai	2006	64,536	$20,000	(3)	19,355	14,325	—	118,216
Chief Financial Officer(1)
Thomas A. Armer, Ph.D.	2006	241,323	—		45,982	87,984	—	375,289
Chief Science Officer
Anastasios Gianakakos	2006	63,591	30,000	(4)	23,226	10,384	—	127,201
Senior Vice President, Business Development(2)
Stephen B. Shrewsbury, M.B., Ch.B.	2006	277,532	—		19,481	67,486	—	364,499
Vice President, Clinical and Regulatory Affairs

(1)	Mr. Chai joined our company on September 29, 2006. The base salary disclosed above is the aggregate amount Mr. Chai received for fiscal 2006. If he had been with the company for the complete fiscal 2006 year, Mr. Chai would have earned an annual base salary of $240,000.

(2)	Mr. Gianakakos joined our company on September 30, 2006. The base salary disclosed above is the aggregate amount Mr. Gianakakos received for fiscal 2006. If he had been with the company for the complete fiscal 2006 year, Mr. Gianakakos would have earned an annual base salary of $235,000.

(3)	Signing bonus paid to Mr. Chai.

(4)	Signing bonus paid to Mr. Gianakakos.

(5)

The amounts included in the “Option Awards” column represent the compensation cost that was recognized by us in fiscal year 2006 related to grants of options during fiscal year 2006 determined in accordance with

SFAS No. 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our consolidated financial statements included in this prospectus.

(6)	The amounts included in the “Non-Equity Incentive Plan Compensation” column are composed entirely of cash bonuses awarded under our Performance Based Bonus Program for fiscal year 2006 with respect to performance during fiscal year 2006 but paid during fiscal year 2007. All goals were predetermined by the compensation committee and approved by our board of directors and objectively measurable and all amounts paid were at the determination of the compensation committee and approved by our board of directors.

(7)	Our former vice president, Thomas K. Garver, left our company in July 2006. In connection with his departure, Mr. Garver received aggregate severance payments of $212,134, representing 12 months salary, $21,213 for unused accrued vacation and $1,668 for premium payments for Mr. Garver’s life insurance policy.

Grants of Plan-Based Awards Table

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors to be equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. All options were granted under our Amended and Restated 2005 Equity Incentive Plan, as described below in the section entitled “Employee Benefit and Stock Plans—Amended and Restated 2005 Equity Incentive Plan.”

The following table shows information regarding grants of equity awards during the year ended December 31, 2006 to each of our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards; Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Max. ($)
Timothy S. Nelson	1/24/2006	—	$105,000	—
	1/24/2006				317,144	$0.42	$383,839
Christopher Y. Chai	9/14/2006	—	15,000	—
	10/17/2006				246,284	0.42	308,003
Thomas A. Armer, Ph.D.	1/24/2006	—	72,000	—
	1/24/2006				169,649	0.42	205,326
Anastasios Gianakakos	10/17/2006	—	11,750	—
	9/16/2006				295,541	0.42	369,604
Stephen A. Shrewsbury, M.B. Ch.B.	1/24/2006	—	57,283	—
	1/24/2006				71,879	0.42	86,995

(1)	These amounts represent the target amounts that could have been earned for fiscal year 2006 pursuant to our Performance Based Bonus Program for fiscal year 2006. Actual amounts earned for fiscal year 2006 are included in the “Summary Compensation Table” above. For additional information regarding plan-based awards granted to our named executive officers, see “Compensation Discussion and Analysis” above.

(2)

These options vest as to  1/4th of the total number of shares subject to the option on the one year anniversary of the vesting commencement date, with the remainder of the shares vesting at a rate of  1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested.

(3)	The amounts set forth in the “Grant Date Fair Value of Option Awards” column is the full grant date fair value of the awards determined in accordance with SFAS No. 123R. The valuation assumptions used in determining such amounts are described in Note 9 to our consolidated financial statements included in this prospectus.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2006, the last day of our fiscal year, to each of our named executive officers.

	Options Awards(1)				Stock Awards(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested($)(3)
Timothy S. Nelson	263,692 126,572 —	369,170 — 317,144	$0.3622 0.3622 0.42	5/9/2015 9/27/2015 1/23/2016	—	$—
Christopher Y. Chai	—	246,284	0.42	10/16/2016	—	—
Thomas A. Armer, Ph.D.	—	169,649	0.42	1/23/2016	153,600	236,544
Anastasios Gianakakos	—	295,541	0.42	10/16/2016	—	—
Stephen A. Shrewsbury, M.B. Ch.B.	69,614 —	82,273 71,879	0.3622 0.42	5/9/2015 1/23/2016	—	—

(1)

These options vest as to  1/4th of the total number of shares subject to the option on the one year anniversary of the vesting commencement date, with the remainder of the shares vesting at a rate of  1/48th of the total number of shares subject to the option on each monthly anniversary of the vesting commencement date until all shares are vested.

(2)

The restricted stock vests in 48 equal, monthly installments beginning September 12, 2004, and each additional installment on the 12th day of each consecutive calendar month thereafter until and ending on August 12, 2008.

(3)	The market value of the unvested stock award is determined by multiplying the number of shares times the fair market value of our common stock as of December 31, 2006, which was $1.54.

Option Exercises and Stock Vested Table

The following table shows information regarding the vesting of stock awards granted to our named executive officers during the year ending December 31, 2006. No options were exercised by any of our named executive officers during the year ended December 31, 2006.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy S. Nelson	—	—
Christopher Y. Chai	—	—
Thomas A. Armer, Ph.D.	92,160	$137,088
Anastasios Gianakakos	—	—
Stephen A. Shrewsbury, M.B. Ch.B.	—	—

Pension Benefits

We do not maintain any pension benefit plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Employment Agreements and Offer Letters

Timothy S. Nelson.    On March 20, 2005, we entered into an at-will employment agreement with Mr. Nelson providing for his employment as our President and Chief Executive Officer. This employment agreement sets forth the terms and conditions of Mr. Nelson’s employment. Mr. Nelson’s base salary was originally set at $285,000 per year, subject to annual review and increases based on performance. Pursuant to the employment agreement, Mr. Nelson also received a signing bonus of $100,000, which was subject to repayment in the event he voluntarily terminated his employment or was terminated for cause prior to April 12, 2007. Pursuant to the terms of the employment agreement, Mr. Nelson was granted an option to purchase 632,862 shares of our common stock at an exercise price of $0.36 per share, which are subject to vesting over four years from Mr. Nelson’s employment start date. Mr. Nelson was also granted an additional option to purchase 126,572 shares of our common stock at an exercise price of $0.36 per share, which vested upon the achievement of certain performance goals established by our board of directors.

Thomas A. Armer, Ph.D.    On August 13, 2004, we entered into an employment agreement with Dr. Armer providing for his employment as our Chief Scientific Officer. This employment agreement sets forth the terms and conditions of Dr. Armer’s employment. Dr. Armer’s base salary was originally set at $230,000 per year, subject to annual review and increases based on performance. Pursuant to the employment agreement Dr. Armer also received a signing bonus of $50,000. In the event Dr. Armer is terminated by us without cause, or he resigns under certain specified conditions, each as described in the employment agreement, we are required to pay Dr. Armer an amount equal to one year of his base salary at the time of termination plus any amounts that would otherwise become payable under any of our incentive compensation plans. In addition, Dr. Armer would be provided with continued health care coverage and be entitled to continue to participate in our various benefit plans for a period of time following his termination, as determined under the employment agreement.

Offer Letters.    Each of our named executive officers other than Mr. Nelson and Dr. Armer have received employment offer letters setting forth the terms and conditions of their employment. The employment letter establish an initial annual base salary and provide that each executive shall be eligible for an annual performance bonus which is set as an initial percentage of their base salary. The annual bonus is payable based solely on the achievement of corporate and personal performance goals and objectives. Each executive was also awarded a stock option upon or shortly after his commencement of employment pursuant to terms and conditions outlined in each executives respective employment offer letter. Each executive’s employment is at-will, and the executive may be terminated by us at any time; similarly each executive may terminate his employment with us at any time.

Change in Control Agreements

Change in Control Severance Benefits

We intend to enter into change of control agreements with each of our named executive officers. Each of the change in control agreements will provide that in the event a named executive officer is terminated by us without cause or resigns for good reason within twelve months following a change in control of our company, the named executive officer is entitled, subject to our receipt of an effective waiver and release of claims executed by the named executive officer, to the following payments and benefits:

•	an amount equal to twelve months of the named executive officer’s base salary in effect at the time of termination;

•	an amount equal to the target annual performance-based cash bonus otherwise payable pursuant to our cash incentive bonus plan for the year in which termination occurred;

•	all stock awards granted to the named executive officer will immediately vest; and

•	COBRA premiums for 12 months, unless the named executive officer becomes covered under another group health plan earlier.

Potential Payments Upon Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated by us without cause or for good reason by the named executive officers upon a change in control on December 31, 2006, assuming that such termination occurred within the period beginning on the first day of the calendar month immediately preceding the calendar month in which the effective date of a change in control occurs and ending on the last day of the sixth calendar month following the calendar month in which the effective date of a change in control occurs. Amounts below reflect potential payments pursuant to the employment agreements for such named executive officers.

Name of Executive Officer	Salary Continuation	Bonus Payment	Value of Accelerated Equity Awards	Value of COBRA Premiums
Timothy S. Nelson	$300,000	$105,000	$790,010	$14,436
Christopher Y. Chai	$240,000	$60,000	$275,838	$14,436
Thomas A. Armer, Ph.D.	$240,000	$72,000	$426,551	$6,216
Anastasios Gianakakos	$235,000	$47,000	$331,006	$12,768
Stephen A. Shrewsbury, M.B. Ch.B.	$286,414	$57,283	$177,406	$16,896

Proprietary Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

2007 Equity Award Plan

Our board of directors adopted, and our stockholders approved, the 2007 Equity Award Plan in                     2007. The 2007 Equity Award Plan will become effective upon the completion of this offering. The principal purpose of the 2007 Equity Award Plan is to promote the success and enhance the value of the company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2007 Equity Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2007 Equity Award Plan provides for a variety of such awards, including non-qualified stock options, or NSOs, incentive stock options, or ISOs (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards.             shares of common stock are reserved for issuance under the 2007 Equity Award Plan, plus shares of common stock that remain available for future grants under our Amended and Restated 2005 Equity Incentive Plan, or 2005 EIP, which totaled 876,908 on May 31, 2007, plus shares underlying any existing grants under our 2005 EIP that are forfeited, will be available for issuance under our 2007 Equity Award Plan. The 2007 Equity Award Plan provides that the number of shares reserved for issuance under the plan will be automatically increased each January 1, beginning in 2008, by the lesser of (a)     % of the outstanding number of shares of common stock on the immediately preceding December 31 and (b)             shares or such lower number of shares of common stock as determined by our board of directors. The maximum number of shares which may be subject to awards granted under the 2007 Equity Award Plan to any individual in any calendar year is             ; provided, that this limitation will not apply prior to the completion of this offering, and following such completion, this limitation shall not apply until the earliest of: (a) the first material modification of the 2007 Equity Award Plan (including any increase in the number of shares reserved for issuance under the 2007 Equity Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2007 Equity Award Plan; (c) the expiration of the 2007 Equity Award Plan; (d) the first meeting of shareholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which an equity security of ours was registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration.    The 2007 Equity Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee if so empowered, has the power to interpret the 2007 Equity Award Plan and to adopt such rules for the administration, interpretation and application of the 2007 Equity Award Plan according to its terms. Our board of directors or the compensation committee may also delegate to one or more members of our board or one or more of our officers the power to designate which non-officer employees of the company shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by our board of directors or the compensation committee at the time the delegation to the officers is made. However, our board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to our independent directors.

Grant of Awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2007 Equity Award Plan. Our board of directors, or the compensation committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•

terms and conditions of such awards, consistent with the 2007 Equity Award Plan. Our board of directors, or the compensation committee if so empowered, has the discretion, subject to the limitations of the 2007 Equity Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment.    Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2007 Equity Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price.    Our board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•

for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by our board of directors.

Expiration of Stock Options.    The term of an option is set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2007 Equity Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other Equity Awards.    In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2007 Equity Award Plan, establish. Under the 2007 Equity Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards.    Under the 2007 Equity Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to any given performance period. The maximum amount of a performance bonus award under the 2007 Equity Award Plan that may be paid to any one participant in any calendar year is $            .

Adjustments of Awards.    In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2007 Equity Award Plan, as determined by our board of directors or the compensation committee is so empowered, then our board of directors or the compensation committee if so empowered shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2007 Equity Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control.    In connection with any change in control (as defined in the 2007 Equity Award Plan), except as may otherwise be provided in any applicable award or employment agreement and unless awards granted under the 2007 Equity Award Plan are converted, assumed or replaced by a successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the communication of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), our board of directors or the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2007 Equity Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

Amendment and Termination.    Our board of directors, or the compensation committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2007 Equity Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2007 Equity Award Plan. We have attempted to structure the 2007 Equity Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our shareholders: (i) to increase the number of shares of our common stock that may be issued under the 2007 Equity Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Amended and Restated 2005 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2005 EIP in February 2005. An aggregate of 5,423,909 shares of our common stock is reserved for issuance under the 2005 EIP as of May 31, 2007. The 2005 EIP provides for the grant of ISOs, NSOs and stock purchase rights. As of May 31, 2007, options to purchase 4,521,877 shares of our common stock at a weighted average exercise price per share of $1.38 remained outstanding under the 2005 EIP. No stock purchase rights have been granted under the 2005 EIP. As of May 31, 2007, options to purchase 876,908 shares of our common stock remained available for future issuance pursuant to awards granted under the 2005 EIP.

Our board of directors, or another committee delegated by the board of directors, has the authority to administer the 2005 EIP and the awards granted under it. Following the completion of this offering, no further awards will be granted under the 2005 EIP; all outstanding awards will continue to be governed by their existing terms.

Stock Options.    The 2005 EIP provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees. NSOs and stock purchase rights may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant, and the exercise price of nonstatutory stock options to all other employees, directors or consultants may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2005 EIP generally vest in a series of installments over an optionee’s period of service, with a minimum vesting rate of at least 20% per year over five years from the date of grant.

In general, the maximum term of options granted is ten years. The maximum term of options granted to an optionee who owns stock representing more than 10% of the voting power of all classes of our common stock is five years. If an optionee’s service relationship with us terminates other than by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than 30 days following the termination of service. In the absence of a specified time in such option agreement, the option shall remain exercisable for three months following the optionee’s termination of service with us. Shares of common stock representing any unvested portion of the option on the date of termination shall immediately cease to be issuable and shall become available for issuance under the 2005 EIP. If, after termination, the optionee does not exercise the option within the time period specified, the option shall terminate and the shares of common stock covered by such option will become available for issuance under the 2005 EIP. If an optionee’s service relationship with us terminates by disability or death, the optionee may exercise the vested portion of any option in such period of time as specified in the optionee’s option agreement, but in no event will such period be less than six months following the termination of service. In the absence of a specified time in such option agreement, the option shall remain exercisable for 12 months following the optionee’s termination of service with us.

Stock Purchase Rights.    The 2005 EIP provides that we may issue stock purchase rights alone, in addition to or in tandem with options granted under the 2005 EIP and/or cash awards made outside the 2005 EIP. Any stock purchase rights will be governed by a restricted stock purchase agreement. We will have the right to repurchase shares of common stock acquired by the purchaser upon exercise of a stock purchase right upon the termination of the purchaser’s status as an employee, director or consultant for any reason. Once the stock purchase right is exercised, the purchaser shall have rights equivalent to those of our other stockholders.

Corporate Transactions.    In the event of certain significant corporate transactions, our board of directors has the discretion to take one or more of the following actions: (a) provide for the purchase or any option, stock purchase right or restricted stock for an amount of cash equal to the amount that could have been obtained upon the exercise of such option or stock purchase right; (b) provide that any option or stock purchase right be made exercisable; (c) provide for the assumption of any option, stock purchase right or restricted stock; (d) provide adjustments in the number and type of shares of common stock subject to outstanding options and stock purchase rights; and (e) provide for the termination of any option or stock purchase right.

Change in Control.    In the event we undergo a change in control, and any surviving corporation does not assume options, stock purchase rights or restricted stock under the 2005 EIP, the vesting of options, stock purchase rights or restricted stock held by participants in the 2005 EIP whose status as an employee, director or consultant has not terminated prior to such event, shall be accelerated and made fully exercisable at least ten days prior to the closing of the event of change in control and any options or stock purchase rights outstanding under the 2005 EIP shall terminate if not exercised prior to the closing of the event of change in control.

2004 Long-Term Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2004 Long-Term Incentive Plan, or the 2004 LTIP, in March 2004. The principal purpose of the 2004 LTIP is to assist us in attracting and retaining employees, consultants and directors of outstanding ability and to promote the identification of heir interests with those of our stockholders through the granting of stock-based compensation awards. The 2004 LTIP provides for a variety of such awards, including NSOs, ISOs (within the meaning of Section 422 of Code), stock appreciation rights, restricted stock awards and performance-based awards. Prior to the adoption of the 2005 EIP, 1,474,560 shares of common stock were available for issuance under the 2004 LTIP. Upon the adoption of the 2005 EIP, the number of shares available for issuance under the 2004 LTIP was reduced to zero. As of May 31, 2007, no shares of our common stock were available for issuance under the 2004 LTIP. On February 15, 2005, in connection with the establishment of the 2005 EIP, all shares remaining available for grant under the 2004 LTIP at such time were made available for grant under the 2005 EIP. All outstanding awards will continue to be governed by their existing terms.

Administration.    The 2004 LTIP will be administered by our board of directors, or an applicable committee of the board. Our board of directors, or the applicable committee if so empowered, has the power to interpret the 2004 LTIP and to adopt such rules for the administration, interpretation and application of the 2004 LTIP according to its terms.

Grant of Awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2004 LTIP. Our board of directors, or an applicable committee of the board, may determine:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•

terms and conditions of such awards, consistent with the 2004 LTIP. Our board of directors, or an applicable committee of the board, if so empowered, has the discretion, subject to the limitations of the 2004 LTIP and applicable laws, to grant ISOs (except that only our employees may be granted ISOs), NSOs, restricted stock, stock appreciation rights and performance based awards.

Limitation on ISO Treatment.    Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2004 LTIP exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price.    Our board of directors, or an applicable committee of the board, if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•

for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by our board of directors.

Expiration of Stock Options.    The term of an option is set by our board of directors, or an applicable committee of the board, if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant.

Other Equity Awards.    In addition to stock options, our board of directors may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, incentive or performance-based awards, with such terms and conditions as our board of directors (or an applicable committee of the board, if so empowered) may, subject to the terms of the 2004 LTIP, establish. Under the 2004 LTIP, performance-based awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us. Performance-based awards are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: earnings or earnings growth, developing or licensing milestones, sales, return on assets, cash flow, total shareholder return, equity or investment, regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, or any other objective goals established by our board or an applicable committee of the board.

Adjustments of Awards.    In the event of any change in our common stock by reason of any stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination, reorganization or exchange of shares, merger, consolidation or liquidation and the like, our board or an applicable committee of the board, if so empowered, may, in its discretion, provide for a substitution for or adjustment in (a) the number and class of shares subject to outstanding awards, (b) the exercise price of options and the base price upon which payments under other awards are determined, and (c) the aggregate number and class of shares for which awards thereafter may be made under the 2004 LTIP and to individual award recipients.

Amendment and Termination.    Our board of directors, or an applicable committee of the board, if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2004 LTIP, and our board of directors is authorized to amend, suspend and terminate the 2004 LTIP. We have attempted to structure the 2004 LTIP in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our shareholders to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

401(k) Plan

In January 2005, we implemented a 401(k) Plan covering certain employees. Currently, all of our employees over the age of 21 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 90% of their base salary and cash compensation or the prescribed annual limit and contribute these amounts to the 401(k) Plan. The annual limit in 2007 is $15,500. We currently do not make matching or other contributions to the 401(k) Plan on behalf of eligible employees. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest the 401(k) Plan employee salary deferrals in selected investment options.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Issuances

Issuance of Series D Convertible Preferred Stock

In March 2007, we issued an aggregate of 6,989,582 shares of our Series D convertible preferred stock at a price per share of approximately $7.20 for an aggregate purchase price of approximately $50.3 million. The table below sets forth the number of Series D convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series D Convertible Preferred Stock	Aggregate Purchase Price ($)
Bay City Capital Fund IV, L.P.(1)(2)	1,114,798	$8,026,546
Brookside Capital Partners Fund, L.P.(1)	2,060,969	14,838,977
Pequot Private Equity Fund III, L.P.(3)	694,444	5,000,000
Perseus-Soros Biopharmaceutical Fund, L.P.(1)	1,388,889	10,000,000
Skyline Partners(1)(4)	952,680	6,859,296

(1)	Carl S. Goldfischer is one of our directors and a managing director of Bay City Capital Fund IV, L.P.; Matthew V. McPherron is one of our directors and a managing director of Brookside Capital Partners Fund, L.P.; Steven A. Elms is one of our directors and a managing director of Perseus-Soros Biopharmaceutical Fund, L.P.; and John G. Freund is one of our directors and a managing director of Skyline Partners.

(2)	Includes 23,522 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P., an affiliate of Bay City Capital Fund IV, L.P.

(3)	Includes 85,799 shares held by Pequot Offshore Private Equity Partners III, L.P., an affiliate of Pequot Private Equity Fund III, L.P.

(4)	Includes 138,889 shares held by Skyline Expansion Fund, L.P., 19,769 shares held by Skyline Venture Partners III, L.P. and 794,022 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P., affiliates of Skyline Partners.

Issuance of Series C Convertible Preferred Stock

In January 2006, we issued an aggregate of 6,011,904 shares of our Series C convertible preferred stock at a price per share of approximately $4.20 for an aggregate purchase price of approximately $25.2 million. The table below sets forth the number of Series C convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price ($)
Bay City Capital Fund IV, L.P.(1)(2)	794,667	$3,337,601
Brookside Capital Partners Fund, L.P.(1)	1,984,127	8,333,333
Pequot Private Equity Fund III, L.P.(3)	1,021,716	4,291,207
Perseus-Soros Biopharmaceutical Fund, L.P.(1)	1,465,821	6,156,448
Skyline Partners(1)(4)	567,622	2,384,012

(1)	Carl S. Goldfischer is one of our directors and a managing director of Bay City Capital Fund IV, L.P.; Matthew V. McPherron is one of our directors and a managing director of Brookside Capital Partners Fund, L.P.; Steven A. Elms is one of our directors and a managing director of Perseus-Soros Biopharmaceutical Fund, L.P.; and John G. Freund is one of our directors and a managing director of Skyline Partners.

(2)	Includes 16,768 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P., an affiliate of Bay City Capital Fund IV, L.P.

(3)	Includes 126,234 shares held by Pequot Offshore Private Equity Partners III, L.P., an affiliate of Pequot Private Equity Fund III, L.P.

(4)	Includes 13,789 shares held by Skyline Venture Partners III, L.P. and 553,833 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P., affiliates of Skyline Partners.

Stock Split

On May 10, 2005, our board of directors approved a 9-for-1 forward stock split, effective June 2005, affecting our common stock, Series A preferred stock and Series B preferred stock. The information below pertaining to our common stock, Series A preferred stock and Series B preferred stock reflects the 9-for-1 forward stock split.

Issuance of Series B Convertible Preferred Stock

In August 2004, we issued an aggregate of 8,282,223 shares of our Series B convertible preferred stock at a price per share of approximately $3.62 for an aggregate purchase price of approximately $30.0 million. The table below sets forth the number of Series B convertible preferred shares sold to our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series B Convertible Preferred Stock	Aggregate Purchase Price ($)
Bay City Capital Fund IV, L.P.(1)(2)	1,932,516	$7,000,002
Pequot Private Equity Fund III, L.P.(3)	2,484,666	9,000,012
Perseus-Soros Biopharmaceutical Fund, L.P.(1)	2,484,666	9,000,012
Skyline Partners(1)(4)	1,380,375	5,000,025

(1)	Carl S. Goldfischer is one of our directors and a managing director of Bay City Capital Fund IV, L.P.; Steven A. Elms is one of our directors and is a managing director of Perseus-Soros Biopharmaceutical Fund, L.P.; and John G. Freund is one of our directors and a managing director of Skyline Partners.

(2)	Includes 40,776 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P., an affiliate of Bay City Capital Fund IV, L.P.

(3)	Includes 306,981 shares held by Pequot Offshore Private Equity Partners III, L.P., an affiliate of Pequot Private Equity Fund III, L.P.

(4)	Includes 33,534 shares held by Skyline Venture Partners III, L.P., an affiliate of Skyline Partners.

Issuance of Series A Convertible Preferred Stock

In March 2004, we issued an aggregate of 1,080,000 shares of our Series A convertible preferred stock at a price per share of approximately $1.39 for an aggregate purchase price of approximately $1.5 million to Perseus-Soros Biopharmaceutical Fund, L.P. Steven A. Elms is one of our directors and a managing director of Perseus-Soros Biopharmaceutical Fund, L.P.

Common Stock Issuances

In December 2003, we issued an aggregate of 1,080,000 shares of our common stock to the founders of our company in exchange for their contribution of membership interests in MAP Pharmaceuticals, LLC, which converted into our present corporation.

Registration Rights Agreement

We are party to a registration rights agreement which provides that holders of our convertible preferred stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Other Transactions

We have entered into change of control agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Management — Change of Control Agreements.”

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see “Management — Grants of Plan-Based Awards Table.”

We are party to a restricted stock agreement with Thomas A. Armer, our Chief Scientific Officer, pursuant to which Dr. Armer was granted 368,640 shares of our common stock. Pursuant to the restricted stock agreement, the shares of restricted stock vest in 48 equal, monthly installments beginning September 12, 2004 and ending on August 12, 2008. Dr. Armer is prohibited from selling, assigning, transferring, exchange, pledging or otherwise encumbering any unvested shares of restricted stock.

We will enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. See “Management — Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at May 31, 2007 as adjusted to reflect the sale of the shares of common stock in this offering for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o MAP Pharmaceuticals, Inc., 2400 Bayshore Parkway, Suite 200, Mountain View, CA 94043. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person after the offering, we have assumed the issuance of              shares of common stock to holders of our preferred stock upon the closing of this offering as a cumulative dividend, pursuant to the terms of our certificate of incorporation.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on              shares of common stock outstanding on May 31, 2007 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding into              shares of common stock). We have based our calculation of the percentage of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering (as adjusted to reflect the issuance of shares of common stock to holders of our preferred stock upon the closing of this offering as a cumulative dividend, pursuant to the terms of our certificate of incorporation, and assuming no exercise of the underwriters’ over-allotment option).

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Prior to the Offering	After the Offering	Prior to the Offering	After the Offering
5% Stockholders:
Perseus-Soros Biopharmaceutical Fund, L.P.	6,419,376		26.9%
Pequot Private Equity Fund III, L.P.(1)	4,200,826		17.6%
Brookside Capital Partners Fund, L.P.	4,045,096		17.0%
Bay City Capital Fund IV, L.P.(2)	3,841,981		16.1%
Skyline Partners(3)	2,900,677		12.2%
Executive Officers and Directors:
Timothy S. Nelson(4)	594,877		2.4%
Thomas A. Armer, Ph.D.(5)	716,724		3.0%
Christopher Y. Chai	—		*
Anastasios Gianakakos	—		*
Stephen B. Shrewsbury, M.D.(6)	117,222		*

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Prior to the Offering	After the Offering	Prior to the Offering	After the Offering
Steven A. Elms(7)	6,419,376		26.9%
Matthew V. McPherron(8)	4,045,096		17.0%
Carl Goldfischer, M.D.(9)	3,841,981		16.1%
John G. Freund, M.D.(10)	2,900,677		12.2%
Gerri A. Henwood(11)	25,709		*
Bernard Kelley	—		*
All executive officers and directors as a group (11 persons)	14,616,566	14,616,566	61.32%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)	Includes 519,014 shares held by Pequot Offshore Private Equity Partners III, L.P., an affiliate of Pequot Private Equity Fund III, L.P. Pequot Capital Management, Inc. is the investment manager/advisor of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and as such, has voting and dispositive power over these shares. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management Inc.

(2)	Includes 81,066 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P., an affiliate of Bay City Capital Fund IV, L.P.

(3)	Includes 138,889 shares held by Skyline Expansion Fund, L.P., 607,136 shares held by Skyline Venture Partners III, L.P. and 2,154,652 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P., affiliates of Skyline Partners.

(4)	Includes 594,877 shares issuable pursuant to stock options exercisable within 60 days of May 31, 2007.

(5)	Includes 60,084 shares issuable pursuant to stock options exercisable within 60 days of May 31, 2007.

(6)	Includes 117,222 shares issuable pursuant to stock options exercisable within 60 days of May 31, 2007.

(7)	Mr. Elms is a Managing Director of the Perseus-Soros Biopharmaceutical Fund, L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(8)	Mr. McPherron is a managing director of Brookside Capital Partners Fund, L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(9)	Dr. Goldfischer is a managing director of Bay City Capital, an affiliate of Bay City Capital Fund IV Co-Investment Fund, L.P. and Bay City Capital Fund IV, L.P. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(10)	Dr. Freund is a Managing Director at Skyline Ventures, an affiliate of Skyline Partners, and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(11)	Includes 25,709 shares issuable pursuant to stock options exercisable within 60 days of May 31, 2007.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to          shares of common stock, $0.001 par value per share, and          shares of preferred stock, $0.001 par value per share. The following information assumes the filing of our amended and restated certificate of incorporation, the conversion of all outstanding shares of our preferred stock into shares of common stock upon the completion of this offering and the issuance of          shares of common stock to holders of our preferred stock upon the closing of this offering as a cumulative dividend, pursuant to the terms of our certificate of incorporation.

As of May 31, 2007, there were outstanding:

•	23,837,473 shares of our common stock held by approximately 26 stockholders; and

•	4,521,877 shares issuable upon exercise of outstanding stock options.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of May 31, 2007, there were outstanding warrants to purchase 130,967 shares of our Series C convertible preferred stock at an exercise price of $4.20 per share. These warrants may be exercised at any time prior to their respective termination dates, which are the 7th anniversaries of their issue dates.

Registration Rights

We are party to a registration rights agreement which provides that holders of our preferred stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their common stock in such registration, subject to certain marketing and other limitations. Pursuant to the registration rights agreement, the holders of at least 25% of the common stock issuable upon conversion of our preferred stock have the right upon the earlier of six months after the completion of this offering and September 30, 2008 to require us, on not more than two occasions, to file a registration statement (other than on a Form S-4 or S-8 or any successor thereto) under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on a registration statement on Form S-3 once we are eligible to use Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. The holders of registration rights have waived their rights to include any of their shares in this offering prior to the completion of this offering.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into indemnification agreements with each of our current directors, officers, and some employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers, and some employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The Nasdaq Global Market Listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “MAPP.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of                     , 2007, upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining              shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144, Rule 144(k) or Rule 701 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.              shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus, subject to the lock-up agreements, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers and substantially all of our other security holders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters.

Registration Rights

We are party to a registration rights agreement which provides that holders of our preferred stock and our founding stockholders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period and to the extent such shares have been released from any repurchase option that we may hold.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2004 LTIP, our 2005 EIP and our 2007 Equity Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management—Employee Benefit and Stock Plans.”

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on an net income basis at the regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership, or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.

Total

The underwriters are collectively referred to as the “underwriters” and the representatives are referred to as the “representatives.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

	Per Share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We are applying to have our common stock traded on the Nasdaq Global Market under the symbol “MAPP.”

We and all directors, officers and substantially all of our other security holders have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of our common stock pursuant to our employee benefit plans and non-employee directors benefit plans described in this prospectus;

•

the issuance by us of shares of our common stock upon the exercise of an option or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

the issuance by us of stock options; provided that such options do not become exercisable or vest during such 180-day period, and the issuance of options (and our shares upon the exercise of such options) under our employee benefit plans and non-employee directors benefit plans described in this prospectus; or

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares or in connection with certain estate planning transfers or transfers to certain affiliates, in each case where transferees agree to be bound by such restrictions.

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described above will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, each representative and underwriter has not made and will not make an offer of the common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of the common stock to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of the common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe shares of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm collectively own an aggregate of 13,888 shares of our convertible preferred stock, which will convert into an aggregate of 13,888 shares of our common stock upon the completion of this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman LLP.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.mappharma.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

MAP Pharmaceuticals, Inc.

(A development stage enterprise)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MAP Pharmaceuticals, Inc. and its subsidiaries (the “Company”) (a development stage enterprise) at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and cumulatively for the period from July 3, 2003 (date of inception) to December 31, 2006 (not separately presented) in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 15, 2007

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31, 2007	Pro Forma Stockholder’s Equity at March 31, 2007
	2005	2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,158,101	$11,090,800	$35,899,537
Short-term investments	—	6,655,370	26,221,650
Prepaid expenses and other current assets	222,417	443,149	481,721

Total current assets	7,380,518	18,189,319	62,602,908
Property and equipment, net	1,972,295	2,852,008	2,891,649
Other assets	215,875	383,019	385,159
Restricted investment	200,370	200,370	200,370

Total assets	$9,769,058	$21,624,716	$66,080,086

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,079,947	$1,762,348	$1,408,602
Accrued liabilities	2,185,561	2,328,568	3,129,164
Current portion of long-term debt	—	840,369	1,738,357

Total current liabilities	3,265,508	4,931,285	6,276,123
Long-term debt, net of current	—	10,061,034	9,087,868
Redeemable convertible preferred stock warrant liability	—	410,988	716,282	$—

Total liabilities	3,265,508	15,403,307	16,080,273

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock: $0.01 par value; Authorized: 9,362,223, 15,712,223 and 22,805,094 shares at December 31, 2005, 2006, and March 31, 2007 (unaudited), respectively; Issued and outstanding: 9,362,223, 15,374,127 and 22,363,709 shares at December 31, 2005, 2006, and March 31, 2007 (unaudited), respectively and no shares at March 31, 2007 pro forma (unaudited) (Liquidation value of $35,120,938, $65,099,610 and $116,808,124 at December 31, 2005, 2006 and March 31, 2007 (unaudited), respectively)	35,069,426	64,898,089	116,460,718	—

Stockholders’ equity (deficit): Common stock: $0.01 par value; Authorized: 12,285,423, 22,172,532 and 30,500,000 shares at December 31, 2005, 2006 and March 31, 2007 (unaudited), respectively; Issued and outstanding: 1,448,640, 1,452,890 and 1,471,264 shares at December 31, 2005, 2006, and March 31, 2007 (unaudited), respectively, and shares at March 31, 2007 (unaudited) pro forma	4,886	4,929	5,113	—
Additional paid-in capital	—	—	—	—
Accumulated other comprehensive income	—	6,063	11,423	—
Deficit accumulated during the development stage	(28,570,762)	(58,687,672)	(66,477,441)	—

Total stockholders’ equity (deficit)	(28,565,876)	(58,676,680)	(66,460,905)	—

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$9,769,058	$21,624,716	$66,080,086	$—

The accompanying notes are an integral part of these consolidated financial statements.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three Months Ended March 31,		Cumulative Period from July 3, 2003 (Date of Inception) to March 31, 2007
	2004	2005	2006	2006	2007
				(Unaudited)		(Unaudited)
Operating expenses:
Research and development	$6,505,955	$12,285,075	$22,268,055	$4,410,474	$4,516,570	$45,575,655
Sales and marketing	214,413	251,772	218,025	46,440	384,070	1,068,280
General and administrative	2,358,983	4,124,968	3,909,390	898,849	1,365,252	11,758,593

Total operating expenses	9,079,351	16,661,815	26,395,470	5,355,763	6,265,892	58,402,528

Loss from operations	(9,079,351)	(16,661,815)	(26,395,470)	(5,355,763)	(6,265,892)	(58,402,528)
Interest income	118,524	348,005	904,820	243,536	242,542	1,613,891
Interest expense	—	—	(234,983)	—	(341,816)	(576,799)
Other income (expense), net	130,000	65,000	(83,233)	(21,745)	(294,197)	(182,430)

Net loss	(8,830,827)	(16,248,810)	(25,808,866)	(5,133,972)	(6,659,363)	$(57,547,866)

Cumulative stock dividend attributed to preferred stockholders	(1,019,335)	(2,601,551)	(4,728,675)	(1,085,207)	(1,383,524)

Net loss attributed to common stockholders	$(9,850,162)	$(18,850,361)	$(30,537,541)	$(6,219,179)	$(8,042,887)

Net loss per share—basic and diluted	$(9.07)	$(16.24)	$(24.36)	$(5.10)	$(6.09)

Weighted average shares outstanding used in calculating net loss per share—basic and diluted	1,085,934	1,160,640	1,253,703	1,218,418	1,321,675

Pro forma net loss per share—basic and diluted			$—		$—

Pro forma weighted average shares outstanding used in calculating net loss per share—basic and diluted			—		—

The accompanying notes are an integral part of these consolidated financial statements.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of common stock to founders in December 2003 at $0.001 per share	—	$—	1,080,000	$1,200	$—	$—	$—	$1,200

Balances at December 31, 2003	—	—	1,080,000	1,200	—	—	—	1,200
Issuance of Series A Convertible Preferred Stock in March 2004 at $1.39 per share upon conversion of note payable, net of issuance costs of $1,200	1,080,000	1,498,800	—	—	—	—	—	—
Issuance of Series B Convertible Preferred Stock in August 2004 at $3.62 per share for cash and upon conversion of note payable, net of issuance costs of $50,312	8,282,223	29,949,740	—	—	—	—	—	—
Issuance of restricted common stock at $0.14 per share in August 2004 for services	—	—	368,640	3,686	47,514	—	—	51,200
Accretion of cumulative dividend on redeemable convertible preferred stock	—	1,019,335	—	—	(47,514)	—	(971,821)	(1,019,335)
Net loss	—	—	—	—	—	—	(8,830,827)	(8,830,827)

Balances at December 31, 2004	9,362,223	32,467,875	1,448,640	4,886	—	—	(9,802,648)	(9,797,762)
Stock-based compensation	—	—	—	—	82,247	—	—	82,247
Accretion of cumulative dividend on redeemable convertible preferred stock	—	2,601,551	—	—	(82,247)	—	(2,519,304)	(2,601,551)
Net loss	—	—	—	—	—	—	(16,248,810)	(16,248,810)

Balances at December 31, 2005	9,362,223	35,069,426	1,448,640	4,886	—	—	(28,570,762)	(28,565,876)
Issuance of Series C Convertible Preferred Stock in January 2006 at $4.20 per share for cash, net of issuance cost of $150,009	6,011,904	25,099,988	—	—	—	—	—	—
Issuance of common stock in conjunction with exercise of stock options in February and November 2006 at $0.36 per share	—	—	4,250	43	1,497	—	—	1,540
Employee stock-based compensation expense recognized under SFAS 123R	—	—	—	—	278,918	—	—	278,918
Stock-based compensation expense from vesting of service award	—	—	—	—	140,216	—	—	140,216
Accretion of cumulative dividend on redeemable convertible preferred stock	—	4,728,675	—	—	(420,631)	—	(4,308,044)	(4,728,675)
Components of other comprehensive loss:
Change in unrealized gain on marketable securities	—	—	—	—	—	6,063	—	6,063
Net loss	—	—	—	—	—	—	(25,808,866)	(25,808,866)

Total comprehensive loss								(25,802,803)

Balances at December 31, 2006	15,374,127	64,898,089	1,452,890	4,929	—	6,063	(58,687,672)	(58,676,680)
Issuance of Series D Convertible Preferred Stock in March 2007 at $7.20 per share for cash, net of issuance costs of $145,885 (unaudited)	6,989,582	50,179,105	—	—	—	—	—	—
Issuance of common stock in conjunction with exercise of stock options in February and March 2007 at $0.36 and $0.42 per share (unaudited)	—	—	18,374	184	6,494	—	—	6,678
Employee stock-based compensation expense recognized under SFAS 123R (unaudited)	—	—	—	—	164,710	—	—	164,710
Stock-based compensation for non-employee services (unaudited)	—	—	—	—	81,914	—	—	81,914
Accretion of cumulative dividend on redeemable convertible preferred stock (unaudited)	—	1,383,524	—	—	(253,118)	—	(1,130,406)	(1,383,524)
Components of other comprehensive loss (unaudited):
Change in unrealized gain on marketable securities (unaudited)	—	—	—	—	—	5,360	—	5,360
Net loss (unaudited)	—	—	—	—	—	—	(6,659,363)	(6,659,363)

Total comprehensive loss (unaudited)								(6,654,003)

Balances at March 31, 2007 (Unaudited)	22,363,709	$116,460,718	1,471,264	$5,113	$—	$11,423	$(66,477,441)	$(66,460,905)

The accompanying notes are an integral part of these consolidated financial statements.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three Months Ended March 31,		Cumulative Period from July 3, 2003 (Date of Inception) to March 31, 2007
	2004	2005	2006	2006	2007
				(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(8,830,827)	$(16,248,810)	$(25,808,866)	$(5,133,972)	$(6,659,363)	$(57,547,866)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	107,477	321,650	594,705	124,351	185,386	1,209,218
Amortization of debt issuance costs	—	—	13,938	—	23,499	37,437
Change in carrying value of warrant liability	—	—	83,791	—	305,294	389,085
Issuance of common stock in exchange for services	51,200	—	—	—	—	51,200
Stock-based compensation	—	82,247	419,134	180,385	246,624	748,005
Loss on disposal and other non-cash items	—	210,633	3,332	—	8,464	222,429
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(40,941)	(181,476)	(445,621)	(88,670)	(100,491)	(768,529)
Other assets	(23,456)	(16,177)	29,417	—	(29,826)	(40,042)
Accounts payable	739,484	340,463	682,401	133,214	(353,746)	1,408,602
Accrued liabilities	504,172	1,681,389	143,007	(953,157)	800,596	3,129,164

Net cash used in operating activities	(7,492,891)	(13,810,081)	(24,284,762)	(5,737,849)	(5,573,563)	(51,161,297)

Cash flows from investing activities:
Purchase of intangible assets and in-process research and development	(412,000)	—	—	—	—	(412,000)
Purchase of property and equipment	(1,085,046)	(1,291,251)	(1,455,048)	(247,777)	(234,904)	(4,066,249)
Proceeds from sale of property and equipment	—	—	—	—	5,600	5,600
Purchase of short-term investments	—	—	(27,184,696)	(18,199,310)	(23,949,001)	(51,133,697)
Sales and maturities of short-term investments	—	—	20,854,274	—	4,450,000	25,304,274
Purchase of restricted investment	(200,370)	—	—	—	—	(200,370)

Net cash used in investing activities	(1,697,416)	(1,291,251)	(7,785,470)	(18,447,087)	(19,728,305)	(30,502,442)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	4,300,000	—	—	—	—	4,300,000
Proceeds from issuance of long-term debt	—	—	11,006,025	—	—	11,006,025
Proceeds from issuance of common stock	1,200	—	1,540	—	6,678	9,418
Repayment of long-term debt	—	—	(104,622)	—	(75,178)	(179,800)
Proceeds from issuance of convertible preferred stock, net of issuance costs	27,148,540	—	25,099,988	25,099,988	50,179,105	102,427,633

Net cash provided by financing activities	31,449,740	—	36,002,931	25,099,988	50,110,605	117,563,276

Net increase (decrease) in cash and cash equivalents	22,259,433	(15,101,332)	3,932,699	915,052	24,808,737	35,899,537
Cash and cash equivalents at beginning of period	—	22,259,433	7,158,101	7,158,101	11,090,800	—

Cash and cash equivalents at end of period	$22,259,433	$7,158,101	$11,090,800	$8,073,153	$35,899,537	$35,899,537

Supplemental disclosures of cash flow information
Cash paid for interest	$—	$—	$142,441	$—	$284,529	$426,970

Supplemental non-cash information
Conversion of notes payable to convertible preferred stock	$4,300,000	$—	$—	$—	$—	$4,300,000

Issuance of convertible preferred stock warrants	$—	$—	$327,197	$—	$—	$327,197

Accretion of cumulative dividends on redeemable convertible preferred stock	$1,019,335	$2,601,551	$4,728,675	$1,085,207	$1,383,524	$9,733,085

The accompanying notes are an integral part of these consolidated financial statements.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY

MAP Pharmaceuticals, Inc. (the “Company”), incorporated in the state of Delaware, was originally formed as a limited liability company on July 3, 2003 and converted to a corporation on December 11, 2003. The Company is seeking to produce proprietary drug candidates with large market potential. The Company is currently in development stage and since its inception has devoted substantially all its effort to developing novel inhalation therapies for a broad spectrum of diseases, both respiratory and systemic, recruiting personnel and raising capital. In the course of its development activities, the Company has sustained losses and expects such losses to continue through the foreseeable future.

The Company is subject to risks common to biopharmaceutical companies in the development stage, including, but not limited to obtaining positive clinical trial data and regulatory approval for its product candidates, dependence upon consumer acceptance of its products, intense competition, development of markets and distribution channels and dependence on key personnel. The Company has limited operating history and has yet to generate significant revenues from customers. To date, the Company has been funded predominantly by preferred stock and debt financings. The Company’s ultimate success is dependent upon its ability to successfully develop and market its products.

Since inception, the Company has incurred net losses and negative cash flows from operations. From inception to March 31, 2007 (unaudited) the Company incurred a net loss and had an accumulated deficit of $66.5 million and used $51.2 million of cash in operations. The Company has not achieved positive cash flow from operations. In March 2007, the Company completed a Series D convertible preferred stock financing which raised approximately $50.2 million net of issuance costs (unaudited). In order to continue its operations, the Company must raise additional equity or debt financing and achieve profitable operations. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial conditions.

Management is currently working toward its objective of realizing revenues and then profitability by successfully completing clinical trials for its products and then obtaining regulatory approval to commercialize its products. The failure of the Company to obtain approval of its products by regulatory authorities could have a material adverse effect on the Company’s business, results of operations, future cash flows and financial condition.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and of cash flows for the three months ended March 31, 2006 and 2007, and for the cumulative period from July 3, 2003 (date of inception) to March 31, 2007, and the consolidated statement of stockholders’ deficit for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of March 31, 2007 and results of operations and cash flows for the three months ended March 31, 2006 and 2007 and for the cumulative period from July 3, 2003 (date of inception) to March 31, 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Stockholders’ Equity

In June 2007, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed net cash proceeds of at least $25.0 million at a per share offering price that is not less than $9.00, or if the holder of a majority of the outstanding convertible preferred stock consent, all of the Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock outstanding at the time of the offering will automatically convert into shares of common stock. Any outstanding warrants for convertible preferred stock will become warrants for common stock if the Board of Directors elects to pay such dividend in common stock. Additionally, shares of common stock that may be issued upon conversion of the cumulative dividends accrued from the time of issuance of the respective series of convertible preferred stock at a conversion price equal to a midpoint of the filing range disclosed in the preliminary prospectus will be included in the unaudited pro forma stockholders’ equity. The Board of Directors may fix a record date for the determination of holders of preferred stock to be paid in cash or stock. The cumulative dividends are payable to the preferred stockholders upon an optional conversion of the convertible preferred stock, a liquidation event, or an initial public offering. Unaudited pro forma convertible preferred stock and stockholders’ equity, as adjusted for the assumed conversion of convertible preferred stock, accrued cumulative dividends and reclassification of the convertible preferred stock warrant liability to equity, is set forth on the accompanying consolidated balance sheet.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Consolidation

The Company has wholly-owned subsidiaries, namely, Ion Pharmaceuticals, Inc., CP Pharmaceuticals, Inc., Systemic Pulmonary Delivery, Ltd., and Respiratory Steroid Delivery, Ltd. The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Segment Information

The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Stock Split

The Company initiated a 9-for-1 forward stock split effective June 2005. All shares and per share amounts in these financial statements have been retroactively adjusted to give effect to the stock split.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and short-term investments. Substantially all the Company’s cash and cash equivalents are held by two financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits.

The Company’s future products require approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commencing commercial sales. There can be no assurance that the

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s future products will receive any of these required approvals. If the Company is denied such approvals or such approvals are delayed, it will have a material adverse impact on the Company’s results of operations, financial position and future cash flows.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Pre-clinical Study and Clinical Trial Accruals

A substantial portion of the Company’s pre-clinical studies and all of the Company’s clinical trials have been performed by third-party contract research organizations and other vendors. Pre-clinical study and clinical trial expenses are based on the services received pursuant to organizations that conduct and manage pre-clinical studies and clinical trials on our behalf. Payments under some of these contracts depend on factors such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly.

Fair Value of Financial Instruments

Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. Based on the borrowing rates available to the Company for loans with similar terms, the carrying value of the borrowings approximates their fair value. The carrying amounts of restricted investment, other liabilities and other assets approximate their fair values based upon their nature and size. The carrying amount of the preferred stock warrant liability represents its fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of less than or equal to ninety days to be cash equivalents.

Short-term Investments

The Company places its investments primarily in commercial paper and auction rate securities with maturities of over ninety days. The Company has classified such investments as available-for-sale securities which are reported at fair market value with any unrealized gains or losses recorded as a separate component of stockholders’ equity (deficit) and included in other comprehensive income. Realized gains and losses are calculated on the specific identification method and recorded as interest income.

As of December 31, 2005 and 2006 and as of March 31, 2007, the Company held auction rate securities of approximately none, $1.5 million and $13.0 million, respectively, and classified the entire amount as short-term investments. The Company classifies its short-term investments as current using the approach defined by the Accounting Research Bulleting No. 43. Accordingly, these securities represent the investment of funds available for current operations. The Company does not have a stated expectation to sell such securities within

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

one year or within the normal operating cycle. Nonetheless, these securities are available for use, if needed, for current operations.

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and seven years. Leasehold improvements are recorded at cost and amortized over the term of the lease or their useful life, whichever is shorter. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is recorded in other income (expense). Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets to date.

Restricted Investment

Restricted investment represents a letter of credit held at a financial institution that serves as collateral for the Company’s facility lease.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax bases of the Company’s assets and liabilities and their financial statement reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees and its interpretations and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, as amended. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The Company used the minimum value method in connection with the disclosure provisions of SFAS No. 123.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Equity instruments issued to nonemployees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest.

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123R, which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that entities that used the minimum value method for either pro forma or financial statement recognition purposes shall apply SFAS No. 123R to option grants after the effective date of this standard. For options granted prior to the SFAS No. 123R effective date, with respect to which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested portion of the awards under the intrinsic-value method of APB No. 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.

Redeemable Convertible Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The freestanding warrants are exercisable into the Company’s convertible preferred stock and are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income or expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of an initial public offering, at which time all unexercised warrants will be converted into warrants to purchase common stock.

Comprehensive Income

Comprehensive income represents all changes in stockholders’ equity (deficit) except those resulting from investments or contributions by stockholders. The Company’s unrealized gains on available-for-sale securities represent the component of comprehensive income excluded from the Company’s net loss.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributed to common stockholders by the weighted-average number of common shares outstanding during the period. The Company’s potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all the periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

Pro Forma Net Loss Per Share

Upon completion of the Company’s planned initial public offering, all outstanding convertible preferred stock will be converted, on a one-to-one conversion ratio, into shares of common stock. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited) reflects the conversion of all outstanding shares of convertible preferred stock and the payment

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the accrued cumulative dividends in common stock. The unaudited pro forma stockholders’ equity and pro forma basic and diluted net loss per share do not give effect to the issuance of shares from the planned initial public offering.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Historical net loss per share:
Numerator
Net loss, as reported	$(8,830,827)	$(16,248,810)	$(25,808,866)	$(5,133,972)	$(6,659,363)
Less: Cumulative stock dividend attributed to preferred stockholders	(1,019,335)	(2,601,551)	(4,728,675)	(1,085,207)	(1,383,524)

Net loss attributed to common stockholders	$(9,850,162)	$(18,850,361)	$(30,537,541)	$(6,219,179)	$(8,042,887)

Denominator
Weighted-average common shares outstanding	1,222,406	1,448,640	1,449,543	1,448,818	1,459,915
Less: Weighted average shares subject to repurchase	(136,472)	(288,000)	(195,840)	(230,400)	(138,240)

Denominator for basic and diluted net loss per share	1,085,934	1,160,640	1,253,703	1,218,418	1,321,675

Basic and diluted net loss per share	$(9.07)	$(16.24)	$(24.36)	$(5.10)	$(6.09)

Pro forma net loss per share (unaudited):
Net loss attributed to common stockholders			$(30,537,541)		$(8,042,887)
Pro forma adjustment to reverse the mark-to-market adjustment to the convertible preferred stock warrants			83,791		305,294

Net loss used to compute pro forma net loss per share			$(30,453,750)		$(7,737,593)

Denominator
Shares used above			1,253,703		1,321,675
Pro forma adjustments to reflect assumed weighted average effect of conversion of convertible preferred stock			—		—

Denominator for pro forma basic and diluted net loss per share			—		—

Pro forma basic and diluted net loss per share			$—		$—

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following outstanding options, common stock subject to repurchase, convertible preferred stock and warrants to purchase convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an anti-dilutive effect:

	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Options to purchase common stock	—	1,580,139	2,880,538	2,115,320	3,408,768
Common stock subject to repurchase	337,920	245,760	153,600	222,720	130,560
Warrants to purchase convertible preferred stock	—	—	130,967	—	130,967
Convertible preferred stock (on an as if converted basis)	9,362,223	9,362,223	15,374,127	15,374,127	22,363,709

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. The Company is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Options for Financial Assets and Financial Liabilities, or SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 159 on its consolidated financial statements.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3.  BALANCE SHEET COMPONENTS

Short-term investments

Short-term investments, all of which have a term of less than one year, are summarized as follows:

At December 31, 2005, the Company did not have any short-term investments.

	Amortized Cost	Unrealized Gain	Estimated Fair Market Value
At December 31, 2006:
Commercial paper	$5,199,307	$6,063	$5,205,370
Auction rate securities	1,450,000	—	1,450,000

	$6,649,307	$6,063	$6,655,370

At March 31, 2007 (unaudited):
Commercial paper	$13,235,227	$6,123	$13,241,350
Auction rate securities	12,975,000	5,300	12,980,300

	$26,210,227	$11,423	$26,221,650

Property and Equipment, Net

Property and equipment, net consist of the following:

	December 31,		March 31, 2007
	2005	2006
			(Unaudited)
Laboratory equipment	$1,279,920	$1,989,247	$2,097,092
Office furniture and fixtures	358,223	441,442	441,442
Computer equipment and software	336,178	406,423	569,728
Leasehold improvements	243,023	267,197	267,197
Construction-in-progress	158,953	727,037	658,791

	2,376,297	3,831,346	4,034,250
Less: Accumulated depreciation and amortization	(404,002)	(979,338)	(1,142,601)

	$1,972,295	$2,852,008	$2,891,649

Depreciation and amortization expense for the years ended December 31, 2004, 2005, 2006 and for the cumulative period from July 3, 2003 (date of inception) to March 31, 2007 (unaudited) was $93,761, $310,241, $577,955 and $1,163,153, respectively. Depreciation and amortization expense for the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited) was $120,731 and $181,196, respectively.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		March 31, 2007
	2005	2006
			(Unaudited)
Clinical trials	$1,480,873	$1,409,461	$1,493,534
Payroll and related expenses	477,674	847,278	725,645
Professional services	80,268	31,979	545,100
Other	146,746	39,850	364,885

	$2,185,561	$2,328,568	$3,129,164

NOTE 4.  ACQUISITION

In January 2004, the Company acquired certain assets which gave the Company rights to certain intellectual property related to method patents for delivering drugs via inhalation. The purchase price was comprised of cash consideration of $500,000. Certain intangible assets were valued using the fair value of the assets acquired which were recorded as follows:

Equipment	$88,000
License agreement	201,000
In-process research and development	211,000

Total fair value of assets acquired, net of liabilities assumed	$500,000

The license agreement acquired represents the Company’s right to certain future royalty and milestone payments. The value was determined using a discounted cash flow model and assumptions regarding revenue projections attributable to the license agreement.

The value allocated to purchased in-process research and development was $211,000 and expensed as purchased in-process research and development in the consolidated statement of operations. It represents the value of purchased in-process research and development projects that had not reached technological feasibility at the date of acquisition.

NOTE 5.  COMMITMENTS AND CONTINGENCIES

Operating Leases

In June 2004, the Company entered into a lease agreement for laboratory and office facilities in Mountain View, California. The Company also pays its share of operating expenses with respect to the building in which the laboratory and office facilities are located. In addition, the rent is subject to a 3.5% increase on May 15 of each year for the duration of the lease. In August 2006, the Company amended its lease agreement to include additional square footage within the same building and to expire in June 2008, after which the Company may extend the term for up to three to five years subject to certain conditions.

In June 2004, the Company obtained an irrevocable letter of credit from a bank in the amount of $200,370 as required by the operating lease. If the Company defaults under the terms of the lease, the lessor will be entitled to borrow upon the letter of credit in the amount necessary to cure the default. The letter of credit is renewed annually and will expire on the lease termination date of June 30, 2008. As collateral for the letter of credit, the Company is required to maintain a deposit account with the bank. Therefore the amount is shown as a

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restricted investment on the consolidated balance sheet at December 31, 2005, 2006 and March 31, 2007 (unaudited).

The Company recognizes rent expense on a straight-line basis over the noncancelable term of its operating lease. Rent expense was $100,556, $614,289, $741,660 and $1,680,840 for the years ended December 31, 2004, 2005, 2006 and for the cumulative period from July 3, 2003 (date of inception) to March 31, 2007 (unaudited), respectively. Rent expense of $155,538 and $224,335 was recorded during the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), respectively.

The aggregate future minimum lease facility payments are as follows:

Year Ending December 31,
2007	$916,274
2008	464,685

$1,380,959

License and Supply Agreements

In June 2004, the Company entered into an agreement, amended in August 2006 (the “Nektar Agreement”) with Nektar Therapeutics UK Limited (“Nektar”). Under the terms of the Nektar Agreement, the Company was granted a worldwide exclusive right to manufacture, sell and use Nektar technology for purposes of the Company’s MAP0004 product candidate. Under the Nektar Agreement, the Company paid $800,000, $250,000, $500,000 and $1.6 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to March 31, 2007 (unaudited), respectively, upon achievement of certain development milestones. No amounts related to milestones were paid during the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited). As of March 31, 2007 (unaudited), the Nektar Agreement requires the Company to make future milestone payments of up to $6.0 million when and if certain milestones are met. The Company also agreed to pay royalties at specified rates based on net sales as noted in the Nektar Agreement. No royalty expense has been recognized through March 31, 2007 (unaudited).

In April 2004, the Company entered into an agreement with Elan Pharma International Limited (“EPIL”), amended in February 2005 (the “EPIL Agreement”). Under the terms of the EPIL Agreement, EPIL granted to the Company a worldwide, exclusive, sub-licensable license under EPIL’s intellectual property rights to use, market, distribute, sell, import and export ingredients for the Company’s UDB product candidate. Under the EPIL Agreement, the Company paid $500,000, $0, $2.0 million and $2.5 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to March 31, 2007 (unaudited), respectively, upon achievement of certain milestones. The Company paid $1.0 million related to milestones for the three months ended March 31, 2006 (unaudited) and $0 for March 31, 2007 (unaudited). As of March 31, 2007 (unaudited), the EPIL Agreement requires the Company to make further milestone payments of up to $18.0 million when and if certain milestones are met with respect to our UDB product candidate as specified in the EPIL Agreement. The Company also agreed to pay royalties at specified rates based on net sales as noted in the EPIL Agreement. No royalty expense has been recognized through March 31, 2007 (unaudited).

In April 2004, and in conjunction with the EPIL Agreement, the Company entered into a services agreement with Elan Drug Delivery, Inc. (“EDDI”), an affiliate of EPIL. This agreement was amended in February 2005. Payments to EDDI in exchange for development work performed under the service agreement are made on a monthly basis as services are performed. Under the EDDI agreement, the Company paid $1.2 million, $1.4 million, $300,000, and $2.8 million for the years ended December 31, 2004, 2005, 2006 and during the cumulative period

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from July 3, 2003 (date of inception) to March 31, 2007 (unaudited), respectively. The Company paid $250,000 related to milestones for the three months ended March 31, 2006 (unaudited) and $0 for March 31, 2007 (unaudited).

In September 2005, the Company entered into a research and development, license and supply agreement, with Eiffel Technologies Limited (“Eiffel” and the “Eiffel Agreement”). Under the terms of the Eiffel Agreement, Eiffel agreed to research and develop certain methods for manufacturing formulations for steroids and insulin. Eiffel agreed to manufacture pre-clinical and clinical supplies of such formulations and granted to the Company an exclusive, worldwide, sub-licensable license under certain of its intellectual property rights to develop, use, make, sell, export and import the formulations it develops under the Eiffel Agreement. In consideration for Eiffel undertaking the research and development, the Company paid $200,000, $400,000, and $600,000 for the years ended December 31, 2005, 2006 and during the cumulative period from July 3, 2003 (date of inception) to March 31, 2007 (unaudited), respectively. The Company paid $200,000 related to milestones for the three months ended March 31, 2006 (unaudited) and $0 for the three months ended March 31, 2007 (unaudited). As of March 31, 2007 (unaudited), the agreement requires the Company to make future milestone payments to Eiffel of up to $11.0 million upon achievement of certain development milestones as described in the Eiffel Agreement. The Company also agreed to pay royalties at specified rates based on net sales and a percentage of sublicense fees. Through March 31, 2007 (unaudited) no expenses related to milestones, royalties, or sublicense revenue sharing have been recognized.

In April 2006, the Company entered into a manufacturing and supply agreement with Xemplar to manufacture and supply the final packaged MAP0004 product candidate. The Company has agreed that from the date the first new drug application is submitted for a product and for a period of five years thereafter the Company will purchase the fully assembled Tempo inhalers only from Xemplar. In addition, Xemplar will manufacture and supply from its manufacturing facility all such devices as required to support development and commercialization of those devices. All payments made to Xemplar were expensed to research and development.

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s business financial condition or results of operation.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its certificate of incorporation and bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date and the Company has a director and officer insurance policy that enables it to recover a portion of any amounts paid for future potential claims.

NOTE 6.  DEBT

Convertible Notes Payable

In December 2003, the Company issued a senior secured promissory note to one of its current investors, bearing interest at 6% per annum in exchange for an aggregate amount not exceeding $2.7 million. The Company

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrowed $1.5 million under the agreement during January 2004. In March 2004 the outstanding principal in the amount of $1.5 million was converted into 1,080,000 shares of Series A convertible preferred stock at a conversion price of approximately $1.39 per share.

In March 2004, the Company issued a senior secured promissory note to one of its current investors, bearing interest at 10% per annum in exchange for an aggregate amount not exceeding $2.8 million. The Company borrowed all $2.8 million under the agreement during the year ended December 31, 2004. In August 2004, the outstanding principal in the amount of $2.8 million was converted into 773,001 shares of Series B convertible preferred stock at a conversion price of approximately $3.62 per share.

As of December 31, 2006 the Company did not have any convertible notes payable outstanding.

Long-term Debt

In September 2006, the Company entered into a $10.0 million loan facility agreement with three lenders for the purpose of financing working capital. The Company borrowed all $10.0 million under the facility agreement during the year ended December 31, 2006. In September and December 2006, the Company borrowed $7.0 million of the $10.0 million with interest only payments through and including January 1, 2008. Subsequent to January 1, 2008, the loan is repayable in equal monthly payments based on a 30-month repayment schedule bearing interest at an annual interest rate of 11.9%, maturing on July 1, 2010. In December 2006, the Company borrowed the remaining $3.0 million with interest only payments through and including July 1, 2007. Subsequent to July 1, 2007, each advance is repayable in equal monthly payments based on a 30-month repayment schedule bearing interest at an annual interest rate of 11.9%, maturing on January 1, 2010. The loan amounts are collateralized by all of the Company’s assets, excluding intellectual property.

In September 2006, the Company entered into a $3.0 million loan facility agreement with two lenders for the purpose of financing equipment purchases and borrowed $1.0 million under this facility. Each advance is repayable in equal monthly payments based on a 36-month repayment schedule bearing interest at an annual interest rate of 9.5%. The loan agreement matures 36 months subsequent to borrowing and amounts are collateralized by all of the Company’s assets, excluding intellectual property.

The future minimum payments as of December 31, 2006 are as follows:

The year ended December 31,	Working Capital Loan	Equipment Line of Credit	Total
2007	$1,708,117	$383,978	$2,092,095
2008	4,644,115	383,978	5,028,093
2009	4,644,115	255,985	4,900,100
2010	1,625,441	—	1,625,441

	$12,621,788	$1,023,941	13,645,729

Less: amount representing interest			(2,744,326)

			10,901,403
Less: current portion			(840,369)

Long-term portion			$10,061,034

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible Preferred Stock Warrants

In connection with the execution of the working capital loan facility agreement, the Company issued warrants in September 2006 to purchase 119,047 shares of Series C convertible preferred stock. The warrants have an exercise price of $4.20 per share and expire in September 2013. In the event of the completion of an initial public offering, the warrants, if not previously exercised, will be converted into warrants to purchase common stock (see Note 2). The fair value of the warrants was estimated at an aggregate of $297,480 using the Black-Scholes valuation model with the following assumptions at the date of issuance: expected volatility of 72%, risk-free interest rate of 4.72%, contractual life of 7 years and no dividends. The fair value of the warrants was recorded as a debt issuance cost and is amortized to interest expense using the straight-line method over the loan term. A total of $11,901 and $21,462 was amortized to interest expense during the year ended December 31, 2006, and the three months ended March 31, 2007 (unaudited).

In connection with the execution of the equipment loan facility agreement, the Company issued warrants in September 2006 to purchase 9,525 shares of Series C convertible preferred stock. The warrants have an exercise price of $4.20 per share and expire in September 2013. In the event of the completion of an initial public offering, the warrants, if not previously exercised, will be converted into warrants to purchase common stock. The fair value of the warrants was estimated at an aggregate of $23,765 using the Black-Scholes valuation model with the following assumptions: expected volatility of 72%, risk-free interest rate of 4.66%, contractual life of 7 years and no dividends. The fair value of the warrants was recorded as a debt issuance costs and is amortized to interest expense using the straight-line method over the loan term. A total of $2,037 and $2,037, respectively, was amortized to interest expense during the year ended December 31, 2006 and for the three months ended March 31, 2007 (unaudited).

In connection with the borrowing under the equipment loan facility agreement in September 2006, the Company issued warrants in September 2006 to purchase 2,395 shares of Series C convertible preferred stock. The warrants have an exercise price of $4.20 per share and expire in September 2013. In the event of the completion of an initial public offering, the warrants, if not previously exercised, will be converted into warrants to purchase common stock. The fair value of the warrants was estimated at an aggregate of $5,952 using the Black Scholes valuation model with the following assumptions: expected volatility of 72%, risk free interest rate of 4.51%, contractual life of 7 years and no dividends. The Company determined the amount related to debt discount to be immaterial and recorded the full amount to interest expense during the year ended December 31, 2006.

The fair value of the warrants outstanding is classified as liability and are revalued on each reporting period with the resulting gains and losses recorded in other income or expense. The change in carrying value of the warrants resulted in a charge of $83,791 and $305,294 for the year ended December 31, 2006 and the three months ended March 31, 2007 (unaudited), respectively.

NOTE 7.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

Under the Company’s amended and restated articles of incorporation, the Company’s convertible preferred stock is issuable in series. The Company’s Board of Directors is authorized to determine the rights, preferences and terms of each series.

In March 2007 (unaudited), the Company issued 6,989,582 shares of Series D convertible preferred stock at $7.20 per share for gross proceeds of $50.3 million. The holders of Series D convertible preferred stock have similar rights and preferences as the holders of Preferred Stock.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible preferred stock at December 31, 2005 consists of the following:

	Shares		Proceeds Net of Issuance Costs	Accrued Dividends	Carrying Amount	Liquidation Amount
Series	Authorized	Outstanding
A	1,080,000	1,080,000	$1,498,800	$227,280	$1,726,080	$1,727,280
B	8,282,223	8,282,223	29,949,740	3,393,606	33,343,346	33,393,658

	9,362,223	9,362,223	$31,448,540	$3,620,886	$35,069,426	$35,120,938

Convertible preferred stock at December 31, 2006 consists of the following:

	Shares		Proceeds Net of Issuance Costs	Accrued Dividends	Carrying Amount	Liquidation Amount
Series	Authorized	Outstanding
A	1,080,000	1,080,000	$1,498,800	$365,462	$1,864,262	$1,865,462
B	8,282,223	8,282,223	29,949,740	6,065,099	36,014,839	36,065,151
C	6,350,000	6,011,904	25,099,988	1,919,000	27,018,988	27,168,997

	15,712,223	15,374,127	$56,548,528	$8,349,561	$64,898,089	$65,099,610

Convertible preferred stock at March 31, 2007 (unaudited) consists of the following:

	Shares		Proceeds Net of Issuance Costs	Accrued Dividends	Carrying Amount	Liquidation Amount
Series	Authorized	Outstanding
A	1,080,000	1,080,000	$1,498,800	$401,325	$1,900,125	$1,901,325
B	8,282,223	8,282,223	29,949,740	6,764,940	36,714,680	36,764,992
C	6,142,871	6,011,904	25,099,988	2,456,320	27,556,308	27,706,317
D	7,300,000	6,989,582	50,179,105	110,500	50,289,605	50,435,490

	22,805,094	22,363,709	$106,727,633	$9,733,085	$116,460,718	$116,808,124

The rights, preferences and privileges of convertible preferred stock are as follows:

Dividends

The holders of the convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate of 8% per annum. Such dividends are cumulative and accrue from the issuance date of the applicable shares of convertible preferred stock. All accrued and unpaid dividends, if any, shall, to the extent funds are legally available therefor, be mandatorily paid upon the earlier to occur of (i) a liquidation, (ii) an optional conversion of shares of convertible preferred stock at the option of the holder or (iii) an automatic conversion of the shares of convertible preferred stock, including in connection with an initial public offering. The Board of Directors may fix a record date for the determination of holders of preferred stock to be paid in cash or stock. Through March 31, 2007 (unaudited), no dividends have been declared. However, $9,733,085 would have to be paid in cash or converted to common stock upon the earlier of an optional conversion or automatic conversion of the convertible preferred stock. As of March 31, 2007 (unaudited), the Company has accreted $9,733,085 related to the cumulative dividends on the convertible preferred stock.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidation Preference

In the event of liquidation, dissolution, or winding up of the Company, the holders of the Series A, Series B, Series C and Series D convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of shares of common stock, an amount per share equal to $1.39, $3.62, $4.20 and $7.20, respectively, for each outstanding share of convertible preferred stock (as adjusted for stock splits, stock dividends, combinations or other recapitalizations), plus all unpaid dividends on such shares, excluding the cumulative dividend. Thereafter, if assets remain in the Company, the holders of common stock and preferred stock shall receive all remaining assets pro-rata based on the number of common stock (calculated on an as-converted basis) held by each holder. If available assets are insufficient to pay the full liquidation preference, the available assets will be distributed ratably to the holders of Series A, Series B, Series C and Series D convertible preferred stock in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

Deemed Liquidation

A merger, consolidation, sale or lease of all or substantially all of the assets of the Company which will result in the Company’s stockholders immediately prior to such transaction not holding at least 50% of the voting power of the surviving, continuing or purchasing entity, shall be deemed to be a liquidation, dissolution or winding up. Upon this event, holders of all shares of Series A, Series B, Series C and Series D convertible preferred stock shall receive their liquidation preference including any accrued and unpaid dividends as of the liquidation date, excluding the cumulative dividend.

Conversion Rights

Each share of Series A, Series B, Series C and Series D convertible preferred stock is convertible at the option of the holder, at any time, into a number of fully paid and nonassessable shares of common stock equal to the quotient of (i) the Series A, Series B, Series C and Series D convertible preferred stock liquidation preference plus certain dividends divided by (ii) the conversion price of $1.39 per share for Series A, $3.62 per share for Series B, $4.20 per share for Series C and $7.20 per share for Series D convertible preferred stock, which conversion price is subject to antidilution adjustments.

Each share of Series A, Series B, Series C and Series D convertible preferred stock will automatically convert into shares of common stock at the effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with net cash proceeds to the Company of at least $25.0 million and at a per share offering that is not less than $9.00, or (ii) the date specified by written consent to such conversion of the holders of a majority of the then outstanding shares of convertible preferred stock.

Voting Rights

The holder of each share of Series A, Series B, Series C and Series D convertible preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock and shall be entitled to the number of votes equal to the number of shares of common stock into which each share of convertible preferred stock could be converted.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8.  STOCKHOLDERS’ DEFICIT

Common Stock

Under the Company’s amended and restated articles of incorporation, the Company is authorized to issue 30,500,000 shares of common stock as of March 31, 2007 (unaudited) with a $0.01 par value. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of convertible preferred stock.

As of March 31, 2007 (unaudited), no dividends have been declared.

Restricted Stock

In August 2004, the Company entered into a restricted stock agreement (the “Agreement”) with an employee of the Company whereby the Company awarded 368,640 shares of restricted common stock in exchange for services. The restricted stock is subject to certain restrictions on transferability and forfeiture upon the termination of the employee as specified in the Agreement. The restrictions lapse in equal monthly installments over a four-year period. As of December 31, 2005, 2006 and March 31, 2007 (unaudited), 245,760, 153,600 and 130,560 shares, respectively, were subject to repurchase by the Company.

NOTE 9.     STOCK OPTION PLAN

In 2005, the Company adopted the 2005 Equity Incentive Plan, amended in February 2006 (the “Plan”), which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSO may be granted to Company employees, consultants and directors. The Company has reserved 3,923,909 shares of common stock for issuance under the Plan as of December 31, 2006 and March 31, 2007 (unaudited).

Options under the Plan may be granted with a term of up to ten years. The exercise price of an ISO and NSO shall not be less than 100% and 85%, respectively, of the estimated fair value of the shares on the date of grant, as determined by the Company’s Board of Directors. The exercise price of both ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Company’s Board of Directors. To date, options granted generally vest over four years and vest at a rate of 25% upon the first anniversary of the vesting commencement date and  1/48th per month thereafter.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity under the Plan is as follows:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Shares reserved at Plan inception	1,846,377	—	—
Options granted	(1,592,139)	1,592,139	$0.36
Options canceled	12,000	(12,000)	$0.36

Balance, December 31, 2005	266,238	1,580,139	$0.36
Additional shares reserved	2,077,532	—	—
Options granted	(1,570,450)	1,570,450	$0.42
Options exercised	—	(4,250)	$0.36
Options canceled	265,801	(265,801)	$0.37

Balance, December 31, 2006	1,039,121	2,880,538	$0.39
Options granted (unaudited)	(573,400)	573,400	$1.90
Options exercised (unaudited)	—	(18,374)	$0.36
Options canceled (unaudited)	26,796	(26,796)	$0.59

Balance, March 31, 2007 (unaudited)	492,517	3,408,768	$0.64

Options vested and expected to vest at March 31, 2007 (unaudited)		3,380,328	$0.64	$3,505,376
Options vested at March 31, 2007 (unaudited)		924,074	$0.38	$370,993

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based upon the difference between the original exercise price of the options and the Company’s estimate of the deemed fair value of the Company’s common stock of $1.12 and $3.14 at December 31, 2006 and March 31, 2007 (unaudited), respectively.

The total intrinsic value of options exercised during the year ended December 31, 2006 and the three month periods ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited) was $5,006, $525 and $85,968, respectively.

The following table summarizes information about stock options outstanding at December 31, 2005, December 31, 2006 and March 31, 2007 (unaudited). There were no options outstanding at December 31, 2004.

	Options Outstanding and Exercisable at December 31, 2005		Options Vested at December 31, 2005
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$0.36	1,580,139	9.31	83,717	$0.36

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Options Outstanding and Exercisable at December 31, 2006		Options Vested at December 31, 2006
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$0.36	1,354,660	8.45	646,640	$0.36
$0.42	1,525,878	9.42	4,833	$0.42

	2,880,538	8.96	651,473	$0.36

	Options Outstanding and Exercisable at March 31, 2007		Options Vested at March 31, 2007
	(unaudited)		(unaudited)
Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Exercise Price
$0.36	1,322,886	8.20	704,287	$0.36
$0.42	1,512,482	9.17	219,787	$0.42
$1.90	573,400	9.93	—	$1.90

	3,408,768	8.92	924,074	$0.38

The total fair value of options that vested during the year ended December 31, 2006 and the three month periods ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited) was $236,243, $105,536 and $347,403, respectively.

Stock-based Compensation Associated with Awards to Employees

In connection with the preparation of the financial statements, the Company determined the estimated fair value of its common stock in light of the expected completion of its initial public offering. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Board of Directors determined these fair market values in good faith based on the best information available to the Board of Directors and Company’s management at the time of the grant. The Board of Directors considered numerous objective and subjective factors in determining the fair value of its common stock at each option grant date, including but not limited to, the following factors: (i) prices of its Series A, Series B, Series C and Series D convertible preferred stock issued by the Company primarily to outside investors in arm’s-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock, (ii) the status of research and product development efforts, (iii) stage of development and business strategy, including regulatory review status with regulatory authorities, (iv) valuations of the common stock and (v) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of the Company, given prevailing market conditions. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense for all grants from January 2006 to March 31, 2007. During this period, the Company granted the majority of its options during the quarter ended March 31, 2006, the quarter ended December 31, 2006 and the month ended March 31, 2007. Accordingly, the Company performed a retrospective valuation analysis as of March 31, 2006, December 31, 2006 and March 31, 2007. In performing these retroactive valuations, the Company first estimated

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Business Enterprise Value, or BEV, defined as the sum of its total equity and interest-bearing debt, and then utilized the estimated BEV and an option-based valuation model to estimate the fair value of the common stock in the context of its capital structure as of each valuation date. The Company’s progress against milestones in these areas was used to estimate the fair value of its common stock. The Company valued its common stock at $1.47 per share as of March 31, 2006 (unaudited), $1.54 per share as of December 31, 2006 and $5.04 per share as of March 31, 2007 (unaudited).

The Company granted stock options to employees, net of cancellations, with weighted average values as follows:

Grants Made During the Three Months Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value Per Share	Weighted Average Black-Scholes Fair Value Per Share
March 31, 2006	805,232	$0.42	$1.47	$1.21
June 30, 2006	29,000	$0.42	$1.47	$1.21
September 30, 2006	116,000	$0.42	$1.47	$1.19
December 31, 2006	620,218	$0.42	$1.54	$1.25
March 31, 2007 (unaudited)	573,400	$1.90	$5.04	$3.86

The Company estimated the fair value of stock options using the Black-Scholes option valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The weighted average estimated fair value of the employees stock options granted during the year ended December 31, 2006 and the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited) was $1.50 and $1.47 and $5.04 per share, respectively.

Adoption of SFAS No. 123R

Effective January 1, 2006, the Company adopted SFAS 123R, Share-Based Payment, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Company’s employees and directors after January 1, 2006.

Valuation Assumptions

The fair value of stock-based awards was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
		(Unaudited)
Risk-free interest rate	4.60%	4.65%
Volatility	52%	56%
Expected term (in years)	5.5	5.5
Expected dividend yield	0.00%	0.00%

Risk-Free Interest Rate:    The Company based the risk-free interest rate by using a weighted average assumption equivalent to the expected term based on the U.S. Treasury constant maturity rate as of the date of grant.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expected Volatility:    The Company used an average historical stock price volatility of comparable companies to be representative of future stock price volatility as the Company did not have any trading history for its common stock.

Expected Term:    The expected term represents the period for which our stock-based awards are expected to be outstanding and is based on the options vesting term, contractual term and industry peers. The Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected Dividends:    The Company has not paid and does not anticipate paying any dividends in the near future, other than a certain cumulative dividend on preferred stock pursuant to the terms of its certificate of incorporation.

Forfeitures:    As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on Company’s historical experience.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the year ended December 31, 2006 was higher by approximately $35,000 than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $0.03 lower than if the Company had not adopted SFAS No. 123R.

As of December 31, 2006 and March 31, 2007 (unaudited), there was $1.5 million and $3.4 million, respectively, of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested stock option awards granted after January 1, 2006 that will be recognized on a straight-line basis over the weighted average remaining period of 3.3 years and 3.5 years, respectively.

Stock-based compensation expense recorded under SFAS No. 123R related to options granted to employees was allocated to the following departments:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
		(Unaudited)
Research and development	$111,567	$68,657
Sales and marketing	58,573	27,090
General and administrative	108,778	68,963

	$278,918	$164,710

No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. There was no cash flow impact from the adoption of SFAS No. 123R in the year ended December 31, 2006, except as disclosed for stock-based compensation expense.

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation for Non-employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the service received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model using the following assumptions.

	Year Ended December 31,		Three Months Ended March 31, 2007
	2005	2006
			(Unaudited)
Risk-free interest rate	3.99%	4.80%	4.77%
Volatility	63%	66%	66%
Contractual life (in years)	10.0	10.0	10.0
Expected dividend yield	0.00%	0.00%	0.00%

The stock-based compensation expense will fluctuate as the estimated fair value of the common stock fluctuates. Stock-based compensation expense charged to operations for options granted to non-employees for the years ended December 31, 2004, 2005 and 2006, was insignificant. For the three months ended March 31, 2006 (unaudited) and March 31, 2007 (unaudited), stock-based compensation for options granted to non-employees was $0 and $81,914, respectively.

NOTE 10.  LONG-TERM INCENTIVE PLAN

In March 2004, the Board of Directors of the Company adopted the 2004 Long-Term Incentive Plan (“Incentive Plan”) which provides cash-based and equity-based incentives to eligible persons, including employees, nonemployee directors, and consultants, advisors or independent contractors designated by the compensation committee of the board of directors. Cash and equity-based awards are generally based upon the attainment of performance goals over a particular period. The Board of Directors may specify a vesting period for cash and equity awards that may be longer then the performance period. The expense related to the cash and equity awards will be recognized over the performance period or the vesting period, whichever is longer, on a straight line basis. The Incentive Plan shall terminate on February 1, 2014, unless sooner terminated by the Board of Directors. As of December 31, 2006, no incentives under this plan remained available for grant.

NOTE 11.  EMPLOYEE BENEFIT PLAN

In January 2005, the Company implemented a 401(k) Plan covering certain employees. Eligible employees may make pre-tax salary deferral contributions up to a specified maximum. The Company has not made any contributions during the years ended December 31, 2004, 2005 and 2006 and for the three month periods ended March 31, 2006 (unaudited) and 2007 (unaudited).

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12.  INCOME TAXES

The components of net deferred tax assets are as follows:

	December 31,
	2005	2006
Deferred tax assets
Net operating loss carryforwards	$9,806,000	$19,897,000
Tax credit carryforwards	688,000	1,580,000
Capitalized intangibles	95,000	76,000
Accruals and reserves	125,000	56,000

Total deferred tax assets	10,714,000	21,609,000
Less: Valuation allowance	(10,714,000)	(21,609,000)

Net deferred tax assets	$—	$—

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

The Company has net operating loss carryforwards of approximately $49.9 million and $49.8 million for federal and state income tax purposes, respectively, at December 31, 2006. If not utilized, these federal and state carryforwards will begin to expire through 2024 and 2014, respectively. As of December 31, 2006, the Company also has research and development tax credit carryforwards of approximately $1.2 million and $575,000 for federal and state income tax purposes, respectively. If not utilized, the federal carryforwards will expire in various amounts beginning in 2024, and the state credits can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2005 and 2006. The valuation allowance increased by $3.9 million, $6.8 million and $10.9 million during the years ended December 31, 2004, 2005 and 2006, respectively.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (“FIN No. 48”). FIN No. 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. FIN 48 is effective for fiscal years beginning after December 15, 2006.

FIN No. 48 became effective for the Company on January 1, 2007. The cumulative effect of adopting FIN No. 48 on January 1, 2007 has been recorded net in deferred tax assets, which result in no FIN No. 48 liability on the consolidated balance sheet. The Company had no unrecognized tax benefits recorded as of January 1, 2007. There are open statutes of limitations for taxing authorities in federal and state jurisdictions to

MAP PHARMACEUTICALS, INC.

(a development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

audit the Company for the year 2003 through the current period. Interest and penalties are zero, and the Company’s policy is to account for interest and penalties in tax expense on the income statement. Because the Company has provided a full valuation allowance on all of its deferred tax assets, the adoption of FIN No. 48 had no impact on the Company’s effective tax rate. The Company has no unrecognized tax benefits at March 31, 2007 (unaudited) and the Company does not expect any material changes through December 31, 2007.

NOTE 13.  SUBSEQUENT EVENTS

Initial Public Offering

On June 14, 2007, the Board approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

Shares

MAP Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$2,648
NASD filing fee	9,125
Nasdaq Global Market listing fee	100,000
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous expenses	*

Total	*

*	To be provided by amendment.

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.  Recent Sales of Unregistered Securities

Since inception, the registrant has issued and sold the following unregistered securities (the information reflects the 9-for-1 forward stock split affecting the Registrant’s common stock, Series A convertible preferred stock and Series B convertible preferred stock effective in June 2005):

1.	In December 2003, the Registrant issued an aggregate of 1,080,000 shares of the Registrant’s common stock to certain individuals in exchange for their contribution of membership interests in MAP Pharmaceuticals, LLC, which converted into the Registrant.

2.	In March 2004, the Registrant issued and sold 1,080,000 shares of Series A convertible preferred stock to a venture capital fund at a per share price of approximately $1.39, for aggregate consideration of approximately $1.5 million. Upon completion of this offering, these shares of Series A convertible preferred stock will convert into 1,080,000 shares of the Registrant’s common stock.

3.	In August 2004, the Registrant issued and sold 8,282,223 shares of Series B convertible preferred stock to venture capital funds at a per share price of approximately $3.62, for aggregate consideration of approximately $30.0 million. Upon completion of this offering, these shares of Series B convertible preferred stock will convert into 8,282,223 shares of the Registrant’s common stock.

4.	In August 2004, the Registrant granted 368,640 shares of its common stock to Thomas A. Armer, the Registrant’s Chief Scientific Officer, pursuant to a restricted stock agreement between Dr. Armer and the Registrant. Pursuant to the restricted stock agreement, the shares of restricted stock vest in 48 equal, monthly installments beginning September 12, 2004 and ending on August 12, 2008.

5.	In January 2006, the Registrant issued and sold 6,011,904 shares of Series C convertible preferred stock to certain existing and new investors at a per share price of approximately $4.20, for aggregate consideration of approximately $25.2 million. Upon completion of this offering, these shares of Series C convertible preferred stock will convert into 6,011,904 shares of the Registrant’s common stock.

6.

In September 2006, the Registrant issued warrants to purchase an aggregate of 130,967 shares of its Series C convertible preferred stock at an exercise price of $4.20 per share to certain lenders to the Registrant. The warrants may be exercised at any time prior to their respective termination dates, which are the 7th anniversaries of their issue dates.

7.	In March 2007, the Registrant issued and sold 6,989,582 shares of Series D convertible preferred stock to certain existing and new investors at a per share price of approximately $7.20, for aggregate consideration of approximately $50.3 million. Upon completion of this offering, these shares of Series D convertible preferred stock will convert into 6,989,582 shares of our common stock.

8.	Since the Registrant’s inception through May 31, 2007, the Registrant had granted stock options to purchase 4,521,877 shares of the registrant’s common stock at exercise prices ranging from $0.3622 to $1.90 per share to a total of 50 employees, consultants and directors of the Registrant under the Registrant’s Amended and Restated 2005 Equity Incentive Plan. Since the Registrant’s inception through May 31, 2007, the Registrant had issued and sold an aggregate of 393,764 shares of its common stock to the Registrant’s employees, consultants and directors at prices ranging from $0.3622 to $0.42 per share pursuant to exercises of options granted under the Registrant’s Amended and Restated 2005 Equity Incentive Plan.

The issuance of securities described above in paragraphs (1) through (3) and (5) through (7) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the Registrant or had adequate access, through their relationship with the Registrant, to financial statement or non-financial statement information about the Registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraphs (4) and (8) was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.
3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.
4.1*	Form of the Registrant’s Common Stock Certificate.
4.2	Third Amended and Restated Registration Rights Agreement dated March 21, 2007.
5.1*	Opinion of Latham & Watkins LLP.
10.1	MAP Pharmaceuticals, Inc. 2004 Long-Term Equity Incentive Plan.
10.2	MAP Pharmaceuticals, Inc. Amended and Restated 2005 Equity Incentive Plan and forms of agreements relating thereto.
10.3*	MAP Pharmaceuticals, Inc. 2007 Equity Award Plan and forms of agreements relating thereto.
10.4*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.
10.5	Employment Agreement dated as of March 20, 2005, between Timothy S. Nelson and the Registrant.
10.6	Amendment to Employment Agreement dated as of July 22, 2005, between Timothy S. Nelson and the Registrant.
10.7	Employment Agreement dated as of August 13, 2004, between Thomas A. Armer and the Registrant.
10.8	Restricted Stock Agreement dated as of August 12, 2004, between Thomas A. Armer and the Registrant.
10.9	Offer Letter dated as of September 14, 2006, between Christopher Y. Chai and the Registrant.
10.10	Offer Letter dated as of September 16, 2006, between Anastasios Gianakakos and the Registrant.
10.11	Offer Letter dated as of January 15, 2005, between Stephen B. Shrewsbury and the Registrant.
10.12*	Form of Change of Control Severance Agreement.
10.13	Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated June 10, 2004.
10.14	First Amendment to Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated August 2, 2004.

Exhibit No.	Description
10.15	Second Amendment to Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated July 26, 2006.
10.16	Venture Loan and Security Agreement among Horizon Technology Funding Company, Silicon Valley Bank and the Registrant dated September 14, 2006.
10.17	Warrant to purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 14, 2006.
10.18	Warrant to purchase shares of Series C Preferred Stock issued to Horizon Technology Funding Company II LLC dated September 14, 2006.
10.19	First Amendment to Venture Loan and Security Agreement among Horizon Technology Funding Company, Silicon Valley Bank, Oxford Finance Corporation and the Registrant dated December 27, 2006.
10.20	Loan and Security Agreement among Silicon Valley Bank, Oxford Finance Corporation and the Registrant dated September 19, 2006.
10.21	Warrant to purchase stock issued to Oxford Finance Corporation effective as of September 19, 2006.
10.22	Warrant to purchase stock issued to Silicon Valley Bank effective as of September 19, 2006.
10.23†	License Agreement between Elan Pharma International Ltd. and the Registrant dated February 3, 2005.
10.24†	Services Agreement between Elan Drug Delivery, Inc. and the Registrant dated February 3, 2005.
10.25†	Research and Development, License and Supply Agreement between the Registrant and Eiffel Technologies Limited dated September 22, 2005.
10.26†	First Amendment to License Agreement between Elan Pharma International Ltd. and the Registrant dated as of September 15, 2006.
10.27†	Restated and Amended License Agreement between Nektar Therapeutics and the Registrant dated August 7, 2006.
10.28†	Manufacturing and Supply Agreement between Xemplar Pharmaceuticals, LLC and the Registrant dated April 26, 2006.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.
†	Confidential treatment requested for certain portions.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 18th day of June, 2007.

MAP PHARMACEUTICALS, INC.

By:	/S/ TIMOTHY S. NELSON
Timothy S. Nelson President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Timothy S. Nelson and Christopher Y. Chai, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 18th day of June, 2007.

Signature	Title	Date

/S/ TIMOTHY S. NELSON TIMOTHY S. NELSON	President and Chief Executive Officer, Director (Principal Executive Officer)	June 18, 2007

/S/ CHRISTOPHER Y. CHAI CHRISTOPHER Y. CHAI	Chief Financial Officer (Principal Financial and Accounting Officer)	June 18, 2007

/S/ STEVEN A. ELMS STEVEN A. ELMS	Chairman of the Board of Directors	June 18, 2007

/S/ THOMAS A. ARMER, PH. D. THOMAS A. ARMER, PH. D.	Director	June 18, 2007

/S/ JOHN G. FREUND, M.D. JOHN G. FREUND, M.D.	Director	June 18, 2007

/S/ CARL GOLDFISCHER, M.D. CARL GOLDFISCHER, M.D.	Director	June 18, 2007

Signature	Title	Date

/S/ GERRI A. HENWOOD GERRI A. HENWOOD	Director	June 18, 2007

/S/ BERNARD KELLEY BERNARD KELLEY	Director	June 18, 2007

/S/ MATTHEW V. MCPHERRON MATTHEW V. MCPHERRON	Director	June 18, 2007

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Sixth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s Common Stock Certificate.

4.2	Third Amended and Restated Registration Rights Agreement dated March 21, 2007.

5.1*	Opinion of Latham & Watkins LLP.

10.1	MAP Pharmaceuticals, Inc. 2004 Long-Term Equity Incentive Plan.

10.2	MAP Pharmaceuticals, Inc. Amended and Restated 2005 Equity Incentive Plan and forms of agreements relating thereto.

10.3*	MAP Pharmaceuticals, Inc. 2007 Equity Award Plan and forms of agreements relating thereto.

10.4*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers.

10.5	Employment Agreement dated as of March 20, 2005, between Timothy S. Nelson and the Registrant.

10.6	Amendment to Employment Agreement dated as of July 22, 2005, between Timothy S. Nelson and the Registrant.

10.7	Employment Agreement dated as of August 13, 2004, between Thomas A. Armer and the Registrant.

10.8	Restricted Stock Agreement dated as of August 12, 2004, between Thomas A. Armer and the Registrant.

10.9	Offer Letter dated as of September 14, 2006, between Christopher Y. Chai and the Registrant.

10.10	Offer Letter dated as of September 16, 2006, between Anastasios Gianakakos and the Registrant.

10.11	Offer Letter dated as of January 15, 2005, between Stephen B. Shrewsbury and the Registrant.

10.12*	Form of Change of Control Severance Agreement.

10.13	Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated June 10, 2004.

10.14	First Amendment to Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated August 2, 2004.

10.15	Second Amendment to Lease Agreement between the Registrant and ARE-2425/2400/2450 Garcia Bayshore, LLC dated July 26, 2006.

10.16	Venture Loan and Security Agreement among Horizon Technology Funding Company, Silicon Valley Bank and the Registrant dated September 14, 2006.

10.17	Warrant to purchase shares of Series C Preferred Stock issued to Silicon Valley Bank dated September 14, 2006.

10.18	Warrant to purchase shares of Series C Preferred Stock issued to Horizon Technology Funding Company II LLC dated September 14, 2006.

10.19	First Amendment to Venture Loan and Security Agreement among Horizon Technology Funding Company, Silicon Valley Bank, Oxford Finance Corporation and the Registrant dated December 27, 2006.

Exhibit No.	Description

10.20	Loan and Security Agreement among Silicon Valley Bank, Oxford Finance Corporation and the Registrant dated September 19, 2006.

10.21	Warrant to purchase stock issued to Oxford Finance Corporation effective as of September 19, 2006.

10.22	Warrant to purchase stock issued to Silicon Valley Bank effective as of September 19, 2006.

10.23†	License Agreement between Elan Pharma International Ltd. and the Registrant dated February 3, 2005.

10.24†	Services Agreement between Elan Drug Delivery, Inc. and the Registrant dated February 3, 2005.

10.25†	Research and Development, License and Supply Agreement between the Registrant and Eiffel Technologies Limited dated September 22, 2005.

10.26†	First Amendment to License Agreement between Elan Pharma International Ltd. and the Registrant dated as of September 15, 2006.

10.27†	Restated and Amended License Agreement between Nektar Therapeutics and the Registrant dated August 7, 2006.

10.28†	Manufacturing and Supply Agreement between Xemplar Pharmaceuticals, LLC and the Registrant dated April 26, 2006.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

*	To be filed by amendment.
†	Confidential treatment requested for certain portions.